Exhibit 99.1

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Financial Statements

December 31, 2016

(With Independent Auditors’ Report Thereon)

Independent Auditors’ Report

Based on a report originally issued in Korean

The Board of Directors and Stockholders

Shinhan Financial Group Co., Ltd.:

We have audited the accompanying consolidated financial statements of Shinhan Financial Group Co., Ltd. and its subsidiaries (collectively the “Group”), which comprise the consolidated statements of financial position as at December 31, 2016 and 2015, the consolidated statements of comprehensive income, changes in equity and cash flows for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Korean International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Korean Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as at December 31, 2016 and 2015 and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with Korean International Financial Reporting Standards.

Other matters

The procedures and practices utilized in the Republic of Korea to audit such consolidated financial statements may differ from those generally accepted and applied in other countries.

KPMG Samjong Accounting Corp.

Seoul, Korea

March 8, 2017

This report is effective as of March 8, 2017, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying consolidated financial statements and notes thereto. Accordingly, the readers of the audit report should understand that the above audit report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Financial Position

As of December 31, 2016 and 2015

(In millions of won)	Note	2016		2015
Assets
Cash and due from banks	4,8,20	￦	19,181,165	22,024,404
Trading assets	4,9,20		26,695,953	22,638,449
Financial assets designated at fair value through profit or loss	4,10,20		3,416,102	3,244,166
Derivative assets	4,11		3,002,859	1,994,714
Loans	4,12,20		259,010,575	246,441,361
Available-for-sale financial assets	4,13,20		37,662,691	33,966,071
Held-to-maturity financial assets	4,13,20		19,805,084	16,192,060
Property and equipment	14,20,50		3,145,613	3,055,415
Intangible assets	15,50		4,226,512	4,266,339
Investments in associates	16		353,600	393,006
Current tax receivable			12,587	9,740
Deferred tax assets	42		641,061	163,944
Investment property	17		353,175	208,717
Other assets	4,18,20		18,168,408	15,945,927
Assets held for sale			4,939	3,690

Total assets		￦	395,680,324	370,548,003

Liabilities
Deposits	4,21	￦	235,137,958	217,676,428
Trading liabilities	4,22		1,976,760	2,135,390
Financial liabilities designated at fair value through profit or loss	4,23		9,233,642	8,916,332
Derivative liabilities	4,11		3,528,244	2,599,288
Borrowings	4,24		25,294,241	21,733,865
Debt securities issued	4,25		44,326,785	41,221,284
Liabilities for defined benefit obligations	26		130,879	226,130
Provisions	27		728,888	698,788
Current tax payable			272,728	142,014
Deferred tax liabilities	42,50		10,638	16,154
Liabilities under insurance contracts	28		22,377,434	20,058,284
Other liabilities	4,29		20,917,147	23,310,990

Total liabilities			363,935,344	338,734,947

Equity	30
Capital stock			2,645,053	2,645,053
Hybrid bonds			498,316	736,898
Capital surplus			9,887,335	9,887,335
Capital adjustments			(458,461)	(423,536)
Accumulated other comprehensive income (loss)			(102,583)	304,771
Retained earnings			18,640,038	17,689,134

Total equity attributable to equity holders of Shinhan Financial Group Co., Ltd.			31,109,698	30,839,655
Non-controlling interests	50		635,282	973,401

Total equity			31,744,980	31,813,056

Total liabilities and equity		￦	395,680,324	370,548,003

See accompanying notes to the consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

For the years ended December 31, 2016 and 2015

(In millions of won)	Notes	2016		2015
Interest income		￦	11,236,302	11,129,704
Interest expense			(4,030,936)	(4,436,771)

Net interest income	32		7,205,366	6,692,933

Fees and commission income			3,803,596	3,896,529
Fees and commission expense			(2,238,057)	(2,275,550)

Net fees and commission income	33		1,565,539	1,620,979

Insurance income			4,586,098	4,447,828
Insurance expenses			(5,004,602)	(4,879,989)

Net insurance loss	28		(418,504)	(432,161)

Dividend income	34		281,623	308,277
Net trading income (expenses)	35		369,510	(344,098)
Net foreign currency transaction gain			461,671	78,236
Net gain (loss) on financial instruments designated at fair value through profit or loss	36		(501,955)	459,765
Net gain on disposal of available-for-sale financial assets	13		647,541	772,474
Impairment losses on financial assets	37		(1,195,663)	(1,264,053)
General and administrative expenses	38		(4,508,575)	(4,475,068)
Other operating expenses, net	40		(797,911)	(444,143)

Operating income			3,108,642	2,973,141
Equity method income	16		9,995	20,971
Other non-operating income, net	41		51,835	146,465

Profit before income taxes			3,170,472	3,140,577

Income tax expense	42		345,553	694,619

Profit for the year		￦	2,824,919	2,445,958

See accompanying notes to the consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income (Continued)

For the years ended December 31, 2016 and 2015

(In millions of won, except earnings per share)	Notes	2016		2015
Other comprehensive income (loss) for the year, net of income tax
Items that are or may be reclassified to profit or loss:
Foreign currency translation adjustments for foreign operations		￦	12,103	(6,469)
Net change in unrealized fair value of available-for-sale financial assets			(433,657)	(265,990)
Equity in other comprehensive income of associates			2,691	11,854
Net change in unrealized fair value of cash flow hedges			(1,262)	2,932
Other comprehensive income (loss) of separate account			(4,330)	3,092

			(424,455)	(254,581)
Items that will never be reclassified to profit or loss:
Remeasurements of the defined benefit liability			15,307	(81,813)
Equity in other comprehensive loss of associates			(2)	(230)

			15,305	(82,043)

Total other comprehensive loss, net of income tax	30		(409,150)	(336,624)

Total comprehensive income for the year		￦	2,415,769	2,109,334

Profit for the year attributable to:
Equity holders of Shinhan Financial Group Co., Ltd.	30,43	￦	2,774,778	2,367,171
Non-controlling interest			50,141	78,787

		￦	2,824,919	2,445,958

Total comprehensive income attributable to:
Equity holders of Shinhan Financial Group Co., Ltd.		￦	2,367,062	2,034,048
Non-controlling interest			48,707	75,286

		￦	2,415,769	2,109,334

Earnings per share:	30,43
Basic and diluted earnings per share in won		￦	5,736	4,789

See accompanying notes to the consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity

For the year ended December 31, 2015

(In millions of won)	Equity attributable to equity holders of Shinhan Financial Group Co., Ltd.
	Capital stock		Hybrid bonds	Capital surplus	Capital adjustments	Accumulated other comprehensive income	Retained earnings	Sub-total	Non- controlling interests	Total
Balance at January 1, 2015	￦	2,645,053	537,443	9,887,335	(393,405)	637,894	15,869,779	29,184,099	1,330,809	30,514,908
Total comprehensive income for the year
Profit for the year		—	—	—	—	—	2,367,171	2,367,171	78,787	2,445,958
Other comprehensive income (loss), net of income tax:
Foreign currency translation adjustments		—	—	—	—	(5,630)	—	(5,630)	(839)	(6,469)
Net change in unrealized fair value of available-for-sale financial assets		—	—	—	—	(265,910)	—	(265,910)	(80)	(265,990)
Equity in other comprehensive income of associates		—	—	—	—	11,624	—	11,624	—	11,624
Net change in unrealized fair value of cash flow hedges		—	—	—	—	2,932	—	2,932	—	2,932
Other comprehensive income of separate account		—	—	—	—	3,092	—	3,092	—	3,092
Remeasurements of defined benefit plans		—	—	—	—	(79,231)	—	(79,231)	(2,582)	(81,813)

Total other comprehensive income (loss)		—	—	—	—	(333,123)	—	(333,123)	(3,501)	(336,624)

Total comprehensive income		—	—	—	—	(333,123)	2,367,171	2,034,048	75,286	2,109,334

Other changes in equity
Dividends		—	—	—	—	—	(512,428)	(512,428)	—	(512,428)
Dividends to hybrid bonds		—	—	—	—	—	(34,488)	(34,488)	—	(34,488)
Issuance of hybrid bonds		—	199,455	—	—	—	—	199,455	—	199,455
Change in other capital adjustments		—	—	—	(30,131)	—	(900)	(31,031)	—	(31,031)
Redemption of subsidiary’s hybrid bond and other change in non-controlling interests		—	—	—	—	—	—	—	(432,694)	(432,694)

		—	199,455	—	(30,131)	—	(547,816)	(378,492)	(432,694)	(811,186)

Balance at December 31, 2015	￦	2,645,053	736,898	9,887,335	(423,536)	304,771	17,689,134	30,839,655	973,401	31,813,056

See accompanying notes to the consolidated financial statements

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity (Continued)

For the year ended December 31, 2016

(In millions of won)	Equity attributable to equity holders of Shinhan Financial Group Co., Ltd.
	Capital stock		Hybrid bonds	Capital surplus	Capital adjustments	Accumulated other comprehensive income	Retained earnings	Sub-total	Non- controlling interests	Total
Balance at January 1, 2016	￦	2,645,053	736,898	9,887,335	(423,536)	304,771	17,689,134	30,839,655	969,981	31,809,636
Retrospective adjustment for a business combination (note 50)		—	—	—	—	—	—	—	3,420	3,420
Balance at January 1, 2016 (adjusted)		2,645,053	736,898	9,887,335	(423,536)	304,771	17,689,134	30,839,655	973,401	31,813,056
Total comprehensive income for the year
Profit for the year		—	—	—	—	—	2,774,778	2,774,778	50,141	2,824,919
Other comprehensive income (loss), net of income tax:
Foreign currency translation adjustments		—	—	—	—	12,012	—	12,012	91	12,103
Net change in unrealized fair value of available-for-sale financial assets		—	—	—	—	(432,530)	—	(432,530)	(1,127)	(433,657)
Equity in other comprehensive income of associates		—	—	—	—	2,689	—	2,689	—	2,689
Net change in unrealized fair value of cash flow hedges		—	—	—	—	(1,262)	—	(1,262)	—	(1,262)
Other comprehensive income of separate account		—	—	—	—	(4,330)	—	(4,330)	—	(4,330)
Remeasurements of defined benefit plans		—	—	—	—	15,705	—	15,705	(398)	15,307

Total other comprehensive income (loss)		—	—	—	—	(407,716)	—	(407,716)	(1,434)	(409,150)

Total comprehensive income		—	—	—	—	(407,716)	2,774,778	2,367,062	48,707	2,415,769

Other changes in equity
Dividends		—	—	—	—	—	(630,978)	(630,978)	—	(630,978)
Dividends to hybrid bonds		—	—	—	—	—	(36,091)	(36,091)	—	(36,091)
Redemption of hybrid bonds		—	(238,582)	—	(1,418)	—	—	(240,000)	—	(240,000)
Redemption of preferred stock		—	—	—	—	—	(1,125,906)	(1,125,906)	—	(1,125,906)
Change in other capital adjustments		—	—	—	(33,507)	362	(30,899)	(64,044)	—	(64,044)
Redemption of subsidiary’s hybrid bond and other change in non-controlling interests		—	—	—	—	—	—	—	(386,826)	(386,826)

		—	(238,582)	—	(34,925)	362	(1,823,874)	(2,097,019)	(386,826)	(2,483,845)

Balance at December 31, 2016	￦	2,645,053	498,316	9,887,335	(458,461)	(102,583)	18,640,038	31,109,698	635,282	31,744,980

See accompanying notes to the consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the years ended December 31, 2016 and 2015

(In millions of won)	Notes	2016		2015
Cash flows from operating activities
Profit before income taxes		￦	3,170,472	3,140,577
Adjustments for:
Interest income	32		(11,236,302)	(11,129,704)
Interest expense	32		4,030,936	4,436,771
Dividend income	34		(281,623)	(308,277)
Net fees and commission expense			166,216	168,313
Net insurance loss			2,779,710	2,714,061
Net trading loss	35		48,363	751,811
Net foreign currency translation loss (gain)			(248,844)	163,417
Net loss (gain) on financial instruments designated at fair value through profit or loss	36		147,813	(748,959)
Net gain on disposal of available-for-sale financial assets	13		(647,541)	(772,474)
Provision for credit losses	37		1,107,633	1,021,711
Impairment losses on other financial assets	37		88,030	242,342
Employee costs			203,639	185,222
Depreciation and amortization	38		259,941	278,882
Other operating expense (income)			70,236	(623,639)
Equity method income, net	16		(9,995)	(20,971)
Other non-operating expense (income), net			598	(18,463)

			(3,521,190)	(3,659,957)

Changes in assets and liabilities:
Due from banks			3,937,005	(1,926,814)
Trading assets and liabilities			(4,343,206)	1,583,631
Financial instruments designated at fair value through profit or loss			(2,439)	210,582
Derivative instruments			(340,831)	(382,276)
Loans			(11,351,121)	(24,731,045)
Other assets			(4,627,748)	(3,562,267)
Deposits			16,771,470	23,246,539
Liabilities for defined benefit obligations			(261,550)	(347,926)
Provisions			(77,514)	(71,272)
Other liabilities			(2,333,634)	3,578,899

			(2,629,568)	(2,401,949)

Income taxes paid			(561,604)	(640,393)
Interest received			11,109,313	10,921,869
Interest paid			(4,080,122)	(4,700,685)
Dividends received			309,876	310,852

Net cash provided by operating activities		￦	3,797,177	2,970,314

See accompanying notes to the consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows (Continued)

For the years ended December 31, 2016 and 2015

(In millions of won)	Notes	2016		2015
Cash flows from investing activities
Proceeds from disposal of available-for-sale financial assets		￦	29,242,921	31,592,380
Acquisition of available-for-sale financial assets			(32,844,558)	(33,755,811)
Proceeds from disposal of held-to-maturity financial assets			1,839,275	2,414,031
Acquisition of held-to-maturity financial assets			(5,277,451)	(5,150,329)
Proceeds from disposal of property and equipment	14,41		5,793	8,760
Acquisition of property and equipment	14		(252,084)	(124,844)
Proceeds from disposal of intangible assets	15,41		8,268	5,463
Acquisition of intangible assets	15		(88,876)	(132,636)
Proceeds from disposal of investments in associates			67,082	35,396
Acquisition of investments in associates			(145,119)	(30,927)
Proceeds from disposal of investment property	17,41		22,900	16,171
Acquisition of investment property	17		(176,204)	(10,296)
Proceeds from disposal of assets held for sale			2,213	88,235
Proceeds from settlement of hedging derivative financial instruments for available-for-sale financial assets			27,265	5,000
Payment for settlement of hedging derivative financial instruments for available-for-sale financial assets			(69,175)	(63,847)
Business combination, net of cash used	45		(4,280)	(163,172)
Other, net			48,156	(22,173)

Net cash used in investing activities			(7,593,874)	(5,288,599)

Cash flows from financing activities
Issuance of hybrid bonds			—	199,455
Redemption of hybrid bonds			(240,000)	—
Net increase (decrease) in borrowings			3,389,832	(1,557,883)
Proceeds from debt securities issued			15,916,866	16,512,720
Repayments of debt securities issued			(11,988,965)	(12,867,244)
Dividends paid			(669,103)	(546,160)
Proceeds from settlement of hedging derivative financial instruments for debt securities issued			15,414	23,270
Payment for settlement of hedging derivative financial instruments for debt securities issued			(1,486)	(17,342)
Redemption of preferred stock			(1,125,906)	—
Decrease in non-controlling interests			(451,208)	(426,808)
Other, net			(824)	(7,258)

Net cash provided by financing activities			4,844,620	1,312,750

Effect of exchange rate fluctuations on cash and cash equivalents held			(22,638)	8,375

Increase (decrease) in cash and cash equivalents			1,025,285	(997,160)

Cash and cash equivalents at beginning of period	45		4,607,251	5,604,411

Cash and cash equivalents at end of period	45	￦	5,632,536	4,607,251

See accompanying notes to the consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

1.	Reporting entity

Shinhan Financial Group Co., Ltd., the controlling company, and its subsidiaries included in consolidation (collectively the “Group”) are summarized as follows:

(a)	Controlling company

Shinhan Financial Group Co., Ltd. (the “Shinhan Financial Group”) was incorporated on September 1, 2001. Shinhan Financial Group’s shares has been listed on the Korea Exchange since September 10, 2001 and Shinhan Financial Group’s American Depository Shares were listed on the New York Stock Exchange since September 16, 2003.

(b)	Ownership of Shinhan Financial Group and its material consolidated subsidiaries as of December 31, 2016 and 2015 are as follows:

			Date of financial information	Ownership (%)
Investor	Investee(*1)	Location		2016	2015
Shinhan Financial Group Co., Ltd.	Shinhan Bank Co., Ltd.	Korea	December 31	100.0	100.0
”	Shinhan Card Co., Ltd.	”	”	100.0	100.0
”	Shinhan Investment Corp.	”	”	100.0	100.0
”	Shinhan Life Insurance Co., Ltd.	”	”	100.0	100.0
”	Shinhan Capital Co., Ltd.	”	”	100.0	100.0
”	Jeju Bank	”	”	68.9	68.9
”	Shinhan Credit Information Co., Ltd.	”	”	100.0	100.0
”	Shinhan Private Equity Inc.	”	”	100.0	100.0
”	Shinhan BNP Paribas Asset Management Co., Ltd.	”	”	65.0	65.0
”	SHC Management Co., Ltd.	”	”	100.0	100.0
”	Shinhan Data System	”	”	100.0	100.0
”	Shinhan Savings Bank	”	”	100.0	100.0
”	Shinhan AITAS Co., Ltd.	”	”	99.8	99.8
Shinhan Bank Co., Ltd.	Shinhan Asia Limited	Hong Kong	”	99.9	99.9
”	Shinhan Bank America	USA	”	100.0	100.0
”	Shinhan Bank Europe GmbH	Germany	”	100.0	100.0
”	Shinhan Khmer Bank PLC(*2)	Cambodia	”	90.0	90.0
”	Shinhan Bank Kazakhstan Limited	Kazakhstan	”	100.0	100.0
”	Shinhan Bank Canada	Canada	”	100.0	100.0
”	Shinhan Bank (China) Limited	China	”	100.0	100.0
”	Shinhan Bank Japan	Japan	”	100.0	100.0
”	Shinhan Bank Vietnam Ltd.	Vietnam	”	100.0	100.0
”	Banco Shinhan de Mexico	Mexico	”	100.0	100.0
”	PT Bank Shinhan Indonesia	Indonesia	”	98.98	97.76
”	PT Centratama Nasional Bank (note 51)	”	—	—	75.0
Shinhan Card Co., Ltd.	LLP MFO Shinhan Finance	Kazakhstan	December 31	100.0	100.0
”	PT. Shinhan Indo Finance	Indonesia	”	50.0	50.0
”	Shinhan Microfinance Co., Ltd.	Myanmar	”	100.0	—
Shinhan Investment Corp.	Shinhan Investment Corp. USA Inc.	USA	”	100.0	100.0
”	Shinhan Investment Corp. Asia Ltd.	Hong Kong	”	100.0	100.0
”	SHINHAN SECURITIES VIETNAM CO., LTD.	Vietnam	”	100.0	100.0
Shinhan Investment Corp.	PT. Shinhan Sekuritas Indonesia (note 49)	Indonesia	December 31	99.0	—
Shinhan Private Equity Inc.	HKC&T Co., Ltd.	Korea	—	—	100.0
Shinhan BNP Paribas Asset Management Co., Ltd.	Shinhan BNP Paribas Asset Management (Hong Kong) Limited	Hong Kong	December 31	100.0	100.0

(*1)	Subsidiaries such as trust, beneficiary certificate, corporate restructuring fund and private equity fund which are not actually operating their own business are excluded.
(*2)	Shinhan Savings Bank’s interest of 3.3% in Shinhan Khmer Bank is not included.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

1.	Reporting entity (continued)

(c)	Consolidated structured entities

Consolidated structured entities are as follows:

Category	Consolidated structured entities	Description

Trust	18 trusts managed by Shinhan Bank including development trust	A trust is consolidated when the Group as a trustee is exposed to variable returns, for example, if principle or interest amounts of the entrusted properties falls below guaranteed amount, the Group should compensate it; and the Group has the ability to affect those returns.

Asset-Backed Securitization	MPC Yulchon Green I and 57 others	An entity for asset backed securitization is consolidated when the Group has the ability to dispose assets or change the conditions of the assets, is exposed to variable returns and has the ability to affect the variable returns providing credit enhancement and purchases of subordinated securities.

Structured Financing	SHPE Holdings One Co., Ltd. and 3 others	An entity established for structured financing relating to real estate, shipping, or mergers and acquisitions is consolidated, when the Group has granted credit to the entity, has sole decision-making authority of these entities due to the entities default, and is exposed to, or has rights to related variable returns.

Investment Fund	KoFC Shinhan Frontier Champ 2010-4 PEF and 52 others	An investment fund is consolidated, when the Group manages or invests assets of the investment funds on behalf of other investors, or has the ability to dismiss the manager of the investment funds, and is exposed to, or has rights to, the variable returns.

The Group provides credit enhancement for the consolidated structured entities providing ABCP purchase commitment amounting to ￦1,138,282 million for the purpose of credit enhancement of the structure entities.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

2.	Basis of preparation

(a)	Statement of compliance

The consolidated financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed in The Act on External Audit of Stock Companies in the Republic of Korea.

The consolidated financial statements were authorized for issue by the Board of Directors on February 8, 2017, which will be submitted for approval to the shareholders’ meeting.

(b)	Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except for the following material items in the statement of financial position.

•	derivative financial instruments are measured at fair value

•	financial instruments at fair value through profit or loss are measured at fair value

•	available-for-sale financial assets are measured at fair value

•	liabilities for cash-settled share-based payment arrangements are measured at fair value

•	financial liabilities designated as hedged items in a fair value hedge accounting of which changes in fair value attributable to the hedged risk are recognized in profit or loss

•	liabilities for defined benefit plans that are recognized at the net of the total present value of defined benefit obligations less the fair value of plan assets

(c)	Functional and presentation currency

The financial statements of the parent and each subsidiary are prepared in functional currency of the respective operation. These consolidated financial statements are presented in Korean won, which is the Parent Company’s functional currency and the currency of the primary economic environment in which the Group operates.

(d)	Use of estimates and judgments

The preparation of the consolidated financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are evaluated on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future years affected.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

3.	Significant accounting policies

The significant accounting policies applied by the Group in preparation of its consolidated financial statements are included below. The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements.

(a)	Operating segments

An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Group’s other components. All operating segments’ operating results are reviewed regularly by the Group’s CEO to make decisions about resources to be allocated to the segment and assess its performance, and for which discrete financial information is available.

Segment results that are reported to the CEO include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. The Group’s reportable segments consist of banking, credit card, securities, life insurance, and others.

(b)	Basis of consolidation

i) Subsidiaries

Subsidiaries are entities controlled by the Group. The Group controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The financial statements of subsidiaries are included in the consolidated financial statements from the date on which control commences until the date on which control ceases.

If a member of the Group uses accounting policies other than those adopted in the consolidated financial statements for the same transactions and events in similar circumstances, appropriate adjustments are made to its financial statements in preparing the consolidated financial statements.

ii) Structured entity

The Group establishes or invests in various structured entities. A structured entity is an entity designed so that its activities are not governed by way of voting rights. When assessing control of a structured entity, the Group considers factors such as the purpose and the design of the investee; its practical ability to direct the relevant activities of the investee; the nature of its relationship with the investee; and the size of its exposure to the variability of returns of the investee. The Group does not recognize any non-controlling interests in the consolidated statements of financial position since the Group’s interests in these entities are recognized as liabilities of the Group.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

3.	Significant accounting policies (continued)

iii) Intra-group transactions

Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. Intra-group losses are recognized as expense if intra-group losses indicate an impairment that requires recognition in the consolidated financial statements.

iv) Non-controlling interests

Non-controlling interests in a subsidiary are accounted for separately from the parent’s ownership interests in a subsidiary. Each component of net profit or loss and other comprehensive income is attributed to the owners of the parent and non-controlling interest holders, even when the allocation reduces the non-controlling interest balance below zero.

(c)	Business combinations

i) Business combinations

A business combination is accounted for by applying the acquisition method, unless it is a combination involving entities or businesses under common control.

Each identifiable asset and liability is measured at its acquisition-date fair value except for below:

•	Leases and insurance contracts are required to be classified on the basis of the contractual terms and other factors

•	Only those contingent liabilities assumed in a business combination that are a present obligation and can be measured reliably are recognized

•	Deferred tax assets or liabilities are recognized and measured in accordance with K-IFRS No.1012 Income Taxes

•	Employee benefit arrangements are recognized and measured in accordance with K-IFRS No.1019 Employee Benefits

•	Indemnification assets are recognized and measured on the same basis as the indemnified liability or asset

•	Reacquired rights are measured on the basis of the remaining contractual terms of the related contract

•	Liabilities or equity instruments related to share-based payment transactions are measured in accordance with the method in K-IFRS No.1102 Share-based Payment

•	Assets held for sale are measured at fair value less costs to sell in accordance with K-IFRS No.1105 Non-current Assets Held for Sale

As of the acquisition date, non-controlling interests in the acquiree are measured as the non-controlling interests’ proportionate share of the acquiree’s identifiable net assets.

The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of the assets transferred by the acquirer, the liabilities incurred by the acquirer to former owners of the acquiree and the equity interests issued by the acquirer. However, any portion of the acquirer’s share-based payment awards exchanged for awards held by the acquiree’s employees that are included in consideration transferred in the business combination shall be measured in accordance with the method described above rather than at fair value.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

3.	Significant accounting policies (continued)

Acquisition-related costs are costs the acquirer incurs to effect a business combination. Those costs include finder’s fees; advisory, legal, accounting, valuation and other professional or consulting fees; general administrative costs, including the costs of maintaining an internal acquisitions department; and costs of registering and issuing debt and equity securities. Acquisition-related costs, other than those associated with the issue of debt or equity securities, are expensed in the periods in which the costs are incurred and the services are received. The costs to issue debt or equity securities are recognized in accordance with K-IFRS No.1032 Financial Instruments: Presentation and K-IFRS No.1039 Financial Instruments: Recognition and Measurement.

ii) Goodwill

The Group measures goodwill at the acquisition date as:

•	the fair value of the consideration transferred; plus

•	the recognized amount of any non-controlling interests in the acquiree; plus

•	if the business combination is achieved in stages, the fair value of the pre-existing equity interest in the acquiree; less

•	the net recognized amount (generally fair value) of the identifiable assets acquired and liabilities assumed.

When the excess is negative, bargain purchase gain is recognized immediately in profit or loss.

When the Group additionally acquires non-controlling interest, the Group does not recognize goodwill since the transaction is regarded as equity transaction.

(d)	Investments in associates and joint ventures

An associate is an entity in which the Group has significant influence, but not control, over the entity’s financial and operating policies. Significant influence is presumed to exist when the Group holds between 20 and 50 percent of the voting power of another entity or when another entity is classified as a subsidiary by the Banking Act since the Group holds more than 15% of the voting power of another entity.

A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.

The investment in an associate and a joint venture is initially recognized at cost, and the carrying amount is increased or decreased to recognize the Group’s share of the profit or loss and changes in equity of the associate and the joint venture after the date of acquisition. Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. Intra-group losses are recognized as expense if intra-group losses indicate an impairment that requires recognition in the consolidated financial statements.

If an associate or a joint venture uses accounting policies different from those of the Group for like transactions and events in similar circumstances, appropriate adjustments are made to its financial statements in applying the equity method.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

3.	Significant accounting policies (continued)

When the Group’s share of losses exceeds its interest in an equity accounted investee, the carrying amount of that interest, including any long-term investments, is reduced to nil and the recognition of further losses is discontinued except to the extent that the Group has an obligation or has to make payments on behalf of the investee for further losses.

(e)	Cash and cash equivalents

Cash and cash equivalents comprise cash balances and demand deposits with maturities of three months or less from the acquisition date that are subject to an insignificant risk of changes in their fair value, and are used by the Group in the management of its short-term commitments.

(f)	Non-derivative financial assets

The Group recognizes and measures non-derivative financial assets by the following four categories: financial assets at fair value through profit or loss, held-to-maturity investments, loans and receivables and available-for-sale financial assets. The Group recognizes financial assets in the consolidated statement of financial position when the Group becomes a party to the contractual provisions of the instrument.

Upon initial recognition, non-derivative financial assets are measured at their fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the asset’s acquisition or issuance.

i) Financial assets at fair value through profit or loss

A financial asset is classified as at fair value through profit or loss if it is held for trading or is designated at fair value through profit or loss. Upon initial recognition, transaction costs are recognized in profit or loss when incurred. Financial assets at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss.

A financial asset other than a financial asset held for trading may be designated as at FVTPL upon initial recognition if:

•	such designation eliminates or significantly reduces a recognition or measurement inconsistency that would otherwise arise; or

•	the financial asset forms part of a group of financial assets or financial liabilities or both, which is managed and its performance is evaluated on a fair value basis, in accordance with the Group’s documented risk management or investment strategy, and information about the grouping is provided internally on that basis; or

•	it forms part of a contract containing one or more embedded derivatives that would be required to be separated from the host contract.

ii) Held-to-maturity financial assets

A non-derivative financial asset with a fixed or determinable payment and fixed maturity, for which the Group has the positive intention and ability to hold to maturity, are classified as held-to-maturity investments. Subsequent to initial recognition, held-to-maturity investments are measured at amortized cost using the effective interest method.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

3.	Significant accounting policies (continued)

iii) Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method.

iv) Available-for-sale financial assets

Available-for-sale financial assets are those non-derivative financial assets that are designated as available-for-sale or are not classified as financial assets at fair value through profit or loss, held-to-maturity investments or loans and receivables. Subsequent to initial recognition, they are measured at fair value, which changes in fair value, net of any tax effect, recorded in other comprehensive income in equity. Investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured and derivatives that are linked to and must be settled by delivery of such unquoted equity instruments are measured at cost.

v) De-recognition of financial assets

The Group derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Group is recognized as a separate asset or liability.

If the Group retains substantially all the risks and rewards of ownership of the transferred financial assets, the Group continues to recognize the transferred financial assets and recognizes financial liabilities for the consideration received.

vi) Offsetting between financial assets and financial liabilities

Financial assets and financial liabilities are offset and the net amount is presented in the consolidated statement of financial position only when the Group currently has a legally enforceable right to offset the recognized amounts, and there is the intention to settle on a net basis or to realize the asset and settle the liability simultaneously.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

3.	Significant accounting policies (continued)

(g)	Derivative financial instruments including hedge accounting

Derivatives are initially recognized at fair value. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted for as described below.

i) Hedge accounting

The Group holds forward exchange contracts, interest rate swaps, currency swaps and other derivative contracts to manage interest rate risk and foreign exchange risk. The Group designated derivatives as hedging instruments to hedge the risk of changes in the fair value of assets, liabilities or firm commitments (a fair value hedge) and foreign currency risk of highly probable forecasted transactions or firm commitments (a cash flow hedge).

On initial designation of the hedge, the Group formally documents the relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship.

•	Fair value hedge – Changes in the fair value of a derivative hedging instrument designated as a fair value hedge are recognized in profit or loss. The gain or loss from remeasuring the hedging instrument at fair value for a derivative hedging instrument and the gain or loss on the hedged item attributable to the hedged risk are recognized in profit or loss in the same line item of the consolidated statement of comprehensive income. The Group discontinues fair value hedge accounting if the hedging instrument expires or is sold, terminated or exercised, or if the hedge no longer meets the criteria for hedge accounting. Any adjustment arising from gain or loss on the hedged item attributable to the hedged risk is amortized to profit or loss from the date the hedge accounting is discontinued.

•	Cash flow hedge – When a derivative is designated to hedge the variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecasted transaction that could affect profit or loss, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income, net of tax, and presented in the hedging reserve in equity. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss. If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. The cumulative gain or loss on the hedging instrument that has been recognized in other comprehensive income is reclassified to profit or loss in the periods during which the forecasted transaction occurs. If the forecasted transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss.

•	Hedge of net investment – Foreign currency differences arising on the retranslation of a financial liability designated as a hedge of a net investment in a foreign operation are recognized in other comprehensive income to the extent that the hedge is effective. To the extent that the hedge is ineffective, such differences are recognized in profit or loss. When the hedged part of a net investment is disposed of, the relevant amount in the accumulated other comprehensive income is transferred to profit or loss as part of the profit or loss on disposal in accordance with K-IFRS No.1021, ‘The Effects of Changes in Foreign Exchange Rates’.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

3.	Significant accounting policies (continued)

ii) Separable embedded derivatives

Embedded derivatives are separated from the host contract and accounted for separately only if the following criteria has been met: (a) the economic characteristics and risks of the embedded derivative are not closely related to those of the host contract; (b) a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative; and (c) the hybrid instrument is not measured at fair value with changes in fair value recognized in profit or loss. Changes in the fair value of separable embedded derivatives are recognized immediately in profit or loss.

iii) Other derivative financial instruments

Changes in the fair value of other derivative financial instrument not designated as a hedging instrument are recognized immediately in profit or loss.

iv) Unobservable valuation differences at initial recognition

Any difference between the fair value of over the counter derivatives at initial recognition and the amount that would be determined at that date using a valuation technique in a situation in which the valuation is dependent on unobservable parameters is not recognized in profit or loss but is recognized on a straight-line basis over the life of the instrument or immediately when the fair value becomes observable.

(h)	Impairment of financial assets

A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably. However, losses expected as a result of future events, regardless of likelihood, are not recognized.

In addition, for an investment in an equity security, a significant or prolonged decline in its fair value below its cost is objective evidence of impairment.

If financial assets have objective evidence that they are impaired, impairment losses should be measured and recognized.

Objective evidence that a financial asset or group of assets is impaired includes observable data that comes to the attention of the holder of the asset about the following loss events:

•	significant financial difficulty of the issuer or obligor

•	a breach of contract, such as a default or delinquency in interest or principal payments;

•	the lender, for economic or legal reasons relating to the borrower’s financial difficulty, granting to the borrower a concession that the lender would not otherwise consider

•	it becoming probable that the borrower will enter bankruptcy or other financial reorganization

•	the disappearance of an active market for that financial asset because of financial difficulties

•	observable data indicating that there is a measurable decrease in the estimated future cash flows from a group of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the group.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

3.	Significant accounting policies (continued)

i) Loans and receivables

The Group first assesses whether objective evidence of impairment exists individually for loans and receivables that are individually significant, and individually or collectively for financial assets that are not individually significant. If the Group determines that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment. Assets that are individually assessed for impairment and for which an impairment loss is or continues to be recognized are not included in a collective assessment of impairment.

If there is objective evidence that an impairment loss on loans and receivables has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate (i.e., the effective interest rate computed at initial recognition).

If the interest rate of a loan or receivable is a floating rate, the discount rate used to evaluate impairment loss is the current effective interest rate defined in the loan agreement. The present value of estimated future cash flows of secured financial assets is calculated by including cash flows from collateral after deducting costs to acquire and sell the collateral.

In assessing collective impairment, the Group rates and classifies financial assets, based on credit risk assessment or credit rating assessment process that takes into account asset type, industry, regional location, collateral type, delinquency and other relative factors.

Future cash flow of financial assets applicable to collective impairment assessment is estimated by using statistical modeling of historical trends of the probability of default, timing of recoveries and the amount of loss incurred, adjusted for management’s judgment as to whether current economic and credit conditions are such that the impairment losses are likely to be greater or less than suggested by historical modeling. In adjusting the future cash flow by historical modeling, the result has to be in line with changes and trends of observable data. Methodologies and assumptions used to estimate future cash flow are evaluated on a regular basis in order to reduce any discrepancy between impairment loss estimation and actual loss.

Impairment losses are recognized in profit or loss and reflected in an allowance account against loans and receivables. When a subsequent event causes the amount of impairment loss to decrease, and the decrease can be related objectively to an event occurring after the impairment was recognized, the decrease in impairment loss is reversed through profit or loss of the year.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

3.	Significant accounting policies (continued)

ii) Available-for-sale financial assets

When a decline in the fair value of an available-for-sale financial asset has been recognized in other comprehensive income and there is objective evidence that the asset is impaired, the cumulative loss that had been recognized in other comprehensive income is reclassified from equity to profit or loss as a reclassification adjustment even though the financial asset has not been derecognized. Impairment losses recognized in profit or loss for an investment in an equity instrument classified as available-for-sale are not reversed through profit or loss. If, in a subsequent period, the fair value of a debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss is recognized in profit or loss, the impairment loss is reversed, with the amount of the reversal recognized in profit or loss.

iii) Held-to-maturity financial assets

An impairment loss in respect of held-to-maturity financial assets measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate and is recognized in profit or loss. Interest on the impaired asset continues to be recognized through the unwinding of the discount. When a subsequent event causes the amount of impairment loss to decrease, the decrease in impairment loss is reversed through profit or loss.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

3.	Significant accounting policies (continued)

(i)	Property and equipment

Property and equipment are initially measured at cost and after initial recognition, are carried at cost less accumulated depreciation and accumulated impairment losses. The cost of property and equipment includes expenditures arising directly from the construction or acquisition of the asset, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Items of property and equipment are measured at cost less accumulated depreciation and accumulated impairment losses.

The cost of replacing a part of an item of property or equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Group and its cost can be measured reliably. The carrying amount of the replaced cost is derecognized. The cost of the day to day servicing of property and equipment are recognized in profit or loss as incurred.

Property and equipment are depreciated on a straight-line basis over the estimated useful lives, which most closely reflect the expected pattern of consumption of the future economic benefits embodied in the asset. Leased assets under finance lease are depreciated over the shorter of the lease term and their useful lives.

The estimated useful lives for the current and comparative years are as follows:

Descriptions	Depreciation method	Useful lives
Buildings	Straight-line	40 years
Other properties	Straight-line	4~5 years

Depreciation methods, useful lives and residual value are reassessed at each fiscal year-end and any adjustment is accounted for as a change in accounting estimate.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

3.	Significant accounting policies (continued)

(j)	Intangible assets

Intangible assets are measured initially at cost and, subsequently, are carried at cost less accumulated amortization and accumulated impairment losses.

Amortization of intangible assets except for goodwill is calculated on a straight-line basis over the estimated useful lives of intangible assets from the date that they are available for use. The residual value of intangible assets is zero. However, as there are no foreseeable limits to the periods over which club memberships are expected to be available for use, this intangible asset is determined as having indefinite useful lives and not amortized.

Descriptions	Useful lives
Software, capitalized development cost	5 years
Other intangible assets	5 years or contract periods

Amortization periods and the amortization methods for intangible assets with finite useful lives are reviewed at the end of each reporting period. The useful lives of intangible assets that are not being amortized are reviewed at the end of each reporting period to determine whether events and circumstances continue to support indefinite useful life assessments for those assets. Changes are accounted for as changes in accounting estimates.

i) Research and development

Expenditures on research activities, undertaken with the prospect of gaining new technical knowledge and understanding, are recognized in profit or loss as incurred. Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Group intends to and has sufficient resources to complete development and to use or sell the asset. Other development expenditures are recognized in profit or loss as incurred.

ii) Subsequent expenditures

Subsequent expenditures are capitalized only when they increase the future economic benefits embodied in the specific asset to which it relates. All other expenditures, including expenditures on internally generated goodwill and brands, are recognized in profit or loss as incurred.

(k)	Investment property

Property held for the purpose of earning rentals or benefiting from capital appreciation is classified as investment property. Investment property is measured initially at its cost. Transaction costs are included in the initial measurement. Subsequently, investment property is carried at depreciated cost less any accumulated impairment losses.

The estimated useful lives for the current and comparative years are as follows:

Descriptions	Depreciation method	Useful lives
Buildings	Straight-line	40 years

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

3.	Significant accounting policies (continued)

(l)	Leased assets

i) Classification of a lease

The Group classifies and accounts for leases as either a finance or operating lease, depending on the terms. Leases where the lessee assumes substantially all of the risks and rewards of ownership are classified as finance leases. All other leases are classified as operating leases.

ii) Lessee

Under a finance lease, the lessee recognizes the leased asset and a liability for future lease payments. Upon initial recognition the leased asset is measured at an amount equal to the lower of its fair value and the present value of the minimum lease payments. Subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset.

Under an operating lease, the lessee recognizes the lease payments as expense over the lease term and does not recognize the leased asset in its statement of financial position.

iii) Lessor

Under a finance lease, the lessor recognizes a finance lease receivable. Over the lease term the lessor accrues interest income on the net investment. The receipts under the lease are allocated between reducing the net investment and recognizing finance income, so as to produce a constant rate of return on the net investment.

Under an operating lease, the lessor recognizes the lease payments as income over the lease term and the leased asset in its statement of financial position.

(m)	Assets held for sale

Non-current assets, or disposal groups comprising assets and liabilities, that are expected to be recovered primarily through sale rather than through continuing use, are classified as held for sale. In order to be classified as held for sale, the asset (or disposal group) must be available for immediate sale in its present condition and its sale must be highly probable. The assets or disposal group that are classified as non-current assets held for sale are measured at the lower of their carrying amount and fair value less cost to sell.

The Group recognizes an impairment loss for any initial or subsequent write-down of an asset (or disposal group) to fair value less costs to sell, and a gain for any subsequent increase in fair value less costs to sell, up to the cumulative impairment loss previously recognized in accordance with K-IFRS No. 1036 Impairment of Assets.

An asset that is classified as held for sale or part of a disposal group classified as held for sale is not depreciated (or amortized).

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

3.	Significant accounting policies (continued)

(n)	Impairment of non-financial assets

The carrying amounts of the Group’s non-financial assets, other than assets arising from employee benefits, deferred tax assets and assets held for sale, are reviewed at the end of the reporting period to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Goodwill and intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, are tested for impairment annually by comparing their recoverable amount to their carrying amount.

The Group estimates the recoverable amount of an individual asset. If it is impossible to measure the individual recoverable amount of an asset, then the Group estimates the recoverable amount of cash-generating unit (“CGU”). A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. The value in use is estimated by applying a pre-tax discount rate that reflect current market assessments of the time value of money and the risks specific to the asset or CGU for which estimated future cash flows have not been adjusted, to the estimated future cash flows expected to be generated by the asset or CGU.

An impairment loss is recognized if the carrying amount of an asset or a CGU exceeds its recoverable amount. Impairment losses are recognized in profit or loss.

Goodwill acquired in a business combination is allocated to each CGU that is expected to benefit from the synergies arising from the goodwill acquired. Any impairment identified at the CGU level will first reduce the carrying value of goodwill and then be used to reduce the carrying amount of the other assets in the CGU on a pro rata basis. Except for impairment losses in respect of goodwill which are never reversed, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

3.	Significant accounting policies (continued)

(o)	Non-derivative financial liabilities

The Group classifies non-derivative financial liabilities into financial liabilities at fair value through profit or loss or other financial liabilities in accordance with the substance of the contractual arrangement and the definitions of financial liabilities. The Group recognizes financial liabilities in the consolidated statement of financial position when the Group becomes a party to the contractual provisions of the financial liability.

i) Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading or designated as such upon initial recognition. Subsequent to initial recognition, financial liabilities at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss. Upon initial recognition, transaction costs that are directly attributable to the acquisition are recognized in profit or loss as incurred.

The criteria for designation of financial liabilities at FVTPL upon initial recognition are the same as those of financial assets at FVTPL.

ii) Other financial liabilities

Non-derivative financial liabilities other than financial liabilities at fair value through profit or loss are classified as other financial liabilities. At the date of initial recognition, other financial liabilities are measured at fair value minus transaction costs that are directly attributable to the acquisition. Subsequent to initial recognition, other financial liabilities are measured at amortized cost using the effective interest method.

The Group derecognizes a financial liability from the consolidated statement of financial position when it is extinguished (i.e. when the obligation specified in the contract is discharged, cancelled or expires).

(p)	Foreign currency

i) Foreign currency transactions

Transactions in foreign currencies are translated to the respective functional currencies of Group entities at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are retranslated to the functional currency at the exchange rate at that date. The foreign currency gain or loss on monetary items is the difference between amortized cost in the functional currency at the beginning of the period, adjusted for effective interest and payments during the period, and the amortized cost in foreign currency translated at the exchange rate at the end of the reporting period. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value is determined.

Foreign currency differences arising on translation are recognized in profit or loss, except for differences arising on the translation of available-for-sale equity instruments, a financial liability designated as a hedge of the net investment in a foreign operation (see iii) below), or in a qualifying cash flow hedge, which are recognized in other comprehensive income. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

3.	Significant accounting policies (continued)

ii) Foreign operations

If the presentation currency of the Group is different from a foreign operation’s functional currency, the financial statements of the foreign operation are translated into the presentation currency using the following methods:

The assets and liabilities of foreign operations, whose functional currency is not the currency of a hyperinflationary economy, are translated to presentation currency at exchange rates at the reporting date. The income and expenses of foreign operations are translated to functional currency at exchange rates at the dates of the transactions. Foreign currency differences are recognized in other comprehensive income.

Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition of that foreign operation is treated as assets and liabilities of the foreign operation. Thus they are expressed in the functional currency of the foreign operation and translated at the closing rate.

When a foreign operation is disposed of, the relevant amount in the translation is transferred to profit or loss as part of the profit or loss on disposal. In any other partial disposal of a foreign operation, the relevant proportion is reclassified to profit or loss.

Foreign exchange gains or losses arising from a monetary item receivable from or payable to a foreign operation, the settlement of which is neither planned nor likely to occur in the foreseeable future and which in substance is considered to form part of the net investment in the foreign operation, are recognized in other comprehensive income in the translation reserve.

iii) Net investment in a foreign operation

If the settlement of a monetary item receivable from or payable to a foreign operation is neither planned nor likely to occur in the foreseeable future, then foreign currency difference arising on the item which in substance is considered to form part of the net investment in the foreign operation, are recognized in the other comprehensive income and shall be reclassified to profit or loss on disposal of the investment.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

3.	Significant accounting policies (continued)

(q)	Equity

i) Capital stock

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of ordinary shares and share options are recognized as a deduction from equity, net of any tax effects.

Preference share capital is classified as equity if it is non-redeemable, or redeemable only at the Group’s option, and any dividends are discretionary. Dividends thereon are recognized as distributions within equity upon approval by the Group’s shareholders.

Preference share capital is classified as a liability if it is redeemable on a specific date or at the option of the shareholders, or if dividend payments are not discretionary. Dividends thereon are recognized as interest expense in profit or loss as accrued.

ii) Hybrid bonds

The Group classifies issued financial instruments, or their component parts, as a financial liability or an equity instrument depending on the substance of the contractual arrangement of such financial instruments. Hybrid bonds where the Group has an unconditional right to avoid delivering cash or another financial asset to settle a contractual obligation are classified as equity instruments and presented in equity.

iii) Capital adjustments

Changes in ownership interests in a subsidiary that do not result in a loss of control, such as the subsequent purchase or sale by a parent of a subsidiary’s equity instruments, are accounted for as equity transactions in capital adjustments.

(r)	Employee benefits

i) Short-term employee benefits

Short-term employee benefits are employee benefits that are due to be settled within 12 months after the end of the period in which the employees render the related service. When an employee has rendered service to the Group during an accounting period, the Group recognizes the undiscounted amount of short-term employee benefits expected to be paid in exchange for that service.

ii) Other long-term employee benefits

Other long-term employee benefits include employee benefits that are settled beyond 12 months after the end of the period in which the employees render the related service, and are calculated at the present value of the amount of future benefit that employees have earned in return for their service in the current and prior periods, less the fair value of any related assets. The present value is determined by discounting the expected future cash flows using the interest rate of corporate bonds that have maturity dates approximating the terms of the Group’s obligations and that are denominated in the same currency in which the benefits are expected to be paid. Any actuarial gains and losses are recognized in profit or loss in the period in which they arise.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

3.	Significant accounting policies (continued)

iii) Retirement benefits: defined contribution plans

When an employee has rendered service to the Group during a period, the Group recognizes the contribution payable to a defined contribution plan in exchange for that service as a liability (accrued expense), after deducting any contribution already paid. If the contribution already paid exceeds the contribution due for service before the end of the reporting period, the Group recognizes that excess as an asset (prepaid expense) to the extent that the prepayment will lead to a reduction in future payments or a cash refund.

iv) Retirement benefits: defined benefit plans

A defined benefit plan is a post-employment benefit plan other than a defined contribution plan. The Group’s net obligation in respect of defined benefit plans is calculated by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value. The fair value of plan assets is deducted. The calculation is performed annually by an independent actuary using the projected unit credit method.

Remeasurements of the net defined benefit liability, which comprise actuarial gains and losses, the return on plan assets (excluding interest) and the effect of the asset ceiling (if any, excluding interest), are recognized immediately in other comprehensive income. The Group determines the net interest expense (income) on the net defined benefit liability (asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the then-net defined benefit liability (asset), taking into account any changes in the net defined benefit liability (asset) during the period as a result of contributions and benefit payments. Net interest expense and other expenses related to defined benefit plans are recognized in personnel expenses in profit or loss.

The discount rate is the yield at the reporting date on high-quality corporate bonds that have maturity dates approximating the terms of the Group’s obligations and that are denominated in the same currency in which the benefits are expected to be paid. The Group recognizes service cost and net interest on the net defined benefit liability (asset) in profit or loss and remeasurement of the net defined benefit liability (asset) in other comprehensive income.

When the benefits of a plan are changed or when a plan is curtailed, the resulting change in benefit that relates to past service or the gain or loss on curtailment is recognized immediately in profit or loss. The Group recognizes gains and losses on the settlement of a defined benefit plan when the settlement occurs.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

3.	Significant accounting policies (continued)

v) Termination benefits

Termination benefits are recognized as an expense when the Group is committed demonstrably, without realistic possibility of withdrawal, to a formal detailed plan to either terminate employment before the normal retirement date, or to provide termination benefits as a result of an offer made to encourage voluntary redundancy. Termination benefits for voluntary redundancies are recognized as an expense if the Group has made an offer of voluntary redundancy, it is probable that the offer will be accepted, and the number of acceptances can be estimated reliably. If benefits are payable more than 12 months after the reporting period, then they are discounted to their present value.

(s)	Share-based payment transactions

The grant date fair value of share-based payment awards granted to employees is recognized as an employee expense, with a corresponding increase in equity, over the period that the employees unconditionally become entitled to the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that do meet the related service and non-market performance conditions at the vesting date. For share-based payment awards with non-vesting conditions, the grant date fair value of the share-based payment is measured to reflect such conditions and there is no true-up for differences between expected and actual outcomes.

The fair value of the amount payable to employees in respect of share appreciation rights, which are settled in cash, is recognized as an expense with a corresponding increase in liabilities, over the period that the employees unconditionally become entitled to payment. The liability is remeasured at each reporting date and at settlement date. Any changes in the fair value of the liability are recognized as personnel expense in profit or loss.

(t)	Provisions

A provision is recognized if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation.

The risks and uncertainties that inevitably surround many events and circumstances are taken into account in reaching the best estimate of a provision. Where the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

Provision shall be used only for expenditures for which the provision was originally recognized.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

3.	Significant accounting policies (continued)

(u)	Financial guarantee contract

A financial guarantee contract is a contract that requires the issuer (the Group) to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payments when due in accordance with the original or modified terms of a debt instrument.

Financial guarantee contracts are initially measured at their fair values and, if not designated as at fair value through profit or loss, are subsequently measured at the higher of:

•	The amount determined in accordance with K-IFRS No.1037 Provisions, Contingent Liabilities and Contingent Assets and

•	The initial amount recognized, less, when appropriate, cumulative amortization recognized in accordance with K-IFRS No.1018. Revenue

(v)	Insurance contracts

Insurance contracts are defined as “a contract under which one party (the insurer) accepts significant insurance risk from another party by agreeing to compensate the policyholder if a specified uncertain future event adversely affects the policyholder”. A contract that qualifies as an insurance contract remains an insurance contract until all rights and obligations are extinguished or expire. Such a contract that does not contain significant insurance risk is classified as an investment contract and is within the scope of K-IFRS No.1039, Financial Instruments, Recognition and Measurement to the extent that it gives rise to a financial asset or financial liability, except if the investment contract contains a Discretionary Participation Features (“DPF”). If the contract has a DPF, the contract is subject to K-IFRS No.1104, Insurance Contracts.

i) Reserves for insurance contracts

The Group accounts for insurance contracts based on the Insurance Business Law and other related Insurance Supervisory Regulation. These insurance contracts are calculated based on insurance terms, premium and policy reserves approved by the Financial Supervisory Commission, as follows:

•	Premium reserve - Premium reserve is a liability to prepare for the future claims on the valid contracts. Premium reserve is calculated by deducting discounted net premium from the discounted claims expected to be paid in the future period.

•	Unearned premium reserve - Unearned premium reserve represents the portion of premiums written which is applicable to the unexpired portion of policies in force.

•	Guarantee reserve - At the end of reporting period, the Group is required to make reserve on the outstanding insurance contracts to guarantee a certain level of benefit payments for the amount equal to the average amount of net losses of the worst 30% of cases forecasted by scenarios or the standard reserve amount, as defined by Financial Supervisory Service, by insurance type and the lowest insured amount, whichever is greater.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

3.	Significant accounting policies (continued)

•	Reserve for outstanding claims - Reserve for outstanding claims is an estimate of loss for insured events that have occurred prior to the date of the statement of financial position but for which a fixed value cannot be determined, which includes the following:

•	Estimated amount: The expenses to be incurred in the course of settlement of the insured event, such as lawsuit or arbitration (if partial amount is settled, the remainder is recognized)

•	Reserve for ineffective contracts: Reserve for ineffective contracts due to default in premium payment (Partial amount of surrender value)

•	Unpaid claims: The amount of claims, surrender value and dividend to be paid is determined but not paid yet

•	IBNR (Incurred But Not Reported): Estimated amount using a statistical method considering the company’s experience rate

•	Reserve for participating policyholder’s dividend - In accordance with regulations and policy terms, reserves for participating policyholder’s dividend are provided for dividend to be paid to the policyholders and comprise the current reserve for policyholder’s dividend and the future reserve for policyholder’s dividend. The current reserve for policyholder’s dividend is the fixed payable dividend amount declared but not paid at the end of the reporting period and the future reserve for policyholder’s dividend is the calculated policyholder’s dividend amount factoring in estimated policy termination rates for the valid insurance policy as at the end of the reporting period.

ii) Policyholders’ equity adjustment

At year end, unrealized holding gains and losses on available-for-sale securities are allocated to policyholders’ equity adjustment by the ratio of the average policy reserve of the participating and non-participating contracts or the ratio of the investment source at the new acquisition year based on the date of acquisition.

iii) Liability adequacy test (the “LAT”)

Liability adequacy tests are performed by the Group in order to ensure the adequacy of the contract liabilities, net of related deferred acquisition costs and deferred policyholders’ participation liability or asset.

iv) Reinsurance contracts

According to K-IFRS No. 1104, “Insurance Contracts”, the Group does not offset:

1)	reinsurance assets against the related insurance liabilities; or

2)	income or expense from reinsurance contracts against the expense or income from the related insurance contracts.

If reinsurance assets are determined to be impaired, impairment loss is recognized in the profit and loss for the current period.

v) Deferred acquisition costs (the “DAC”)

Policy acquisition costs, which include commissions, certain direct and incremental underwriting and agency expenses associated with acquiring insurance policies, are deferred and amortized using the straight-line method over the contract year, up to seven years. Actual acquisition costs incurred in excess of estimated acquisition costs are expensed.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

3.	Significant accounting policies (continued)

(w)	Financial income and expense

i) Interest

Interest income and expense are recognized in profit or loss using the effective interest method. The effective interest rate is the rate that exactly discounts the estimated future cash payments and receipts through the expected life of the financial asset or liability (or, where appropriate, a shorter year) to the carrying amount of the financial asset or liability. When calculating the effective interest rate, the Group estimates future cash flows considering all contractual terms of the financial instrument, but not future credit losses.

The calculation of the effective interest rate includes all fees and points paid or received that are an integral part of the effective interest rate. Transaction costs include incremental costs that are directly attributable to the acquisition or issue of a financial asset or liability.

Once an impairment loss has been recognized on a loan, although the accrual of interest in accordance with the contractual terms of the instrument is discontinued, interest income is recognized at the rate of interest that was used to discount estimated future cash flows for the purpose of measuring the impairment loss.

ii) Fees and commission

Fees and commission income and expense that are integral to the effective interest rate on a financial asset or liability are included in the measurement of the effective interest rate.

Fees and commission income, including account servicing fees, investment management fees, sales commission, placement fees and syndication fees, are recognized as the related services are performed. When a loan commitment is not expected to result in the draw-down of a loan, the related loan commitment fees are recognized on a straight-line basis over the commitment period.

Fees and commission expense relate mainly to transaction and service fees, which are expensed as the services are received.

iii) Insurance Income

The Group recognizes insurance income for the insurance premium paid of which the payment date arrived by the premium payment methods of the insurance contract; and recognizes advance receipts for the insurance premium paid of which the payment date has not arrived at the end of the reporting period.

iv) Dividends

Dividend income is recognized when the right to receive income is established.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

3.	Significant accounting policies (continued)

(x)	Customer loyalty program

For customer loyalty programmes, the fair value of the consideration received or receivable in respect of the initial sale is allocated between award credits (“points”) and other components of the fee and commission income. The Group provides awards, in the form of price discounts and by offering a variety of gifts. The fair value allocated to the points is estimated by reference to the fair value of the monetary and/or non-monetary benefits for which they could be redeemed. The fair value of the benefits is estimated taking into account the expected redemption rate and the timing of such expected redemptions. Such amount is deferred and recognized as unearned revenue. Unearned revenue is recognized only when the points are redeemed and the Group has fulfilled its obligations to provide the benefits. The amount of revenue recognized in those circumstances is based on the number of points that have been redeemed in exchange for benefits, relative to the total number of points that are expected to be redeemed.

A provision for onerous contracts is recognized when the expected benefits to be derived by the Group from customer loyalty programmes are lower than the unavoidable cost of meeting its obligations under the programmes.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

3.	Significant accounting policies (continued)

(y)	Income tax

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

i) Current tax

Current tax is the expected tax payable or receivable on the taxable profit or loss for the year, using tax rates enacted or substantively enacted at the end of the reporting period and any adjustment to tax payable in respect of previous years. The taxable profit is different from the accounting profit for the period since the taxable profit is calculated excluding the temporary differences, which will be taxable or deductible in determining taxable profit (tax loss) of future periods, and non-taxable or non-deductible items from the accounting profit.

ii) Deferred tax

Deferred tax is recognized, using the asset-liability method, in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. A deferred tax liability is recognized for all taxable temporary differences. A deferred tax asset is recognized for all deductible temporary differences to the extent that it is probable that taxable profit will be available against which they can be utilized. However, deferred tax is not recognized for the following temporary differences: taxable temporary differences arising on the initial recognition of goodwill, or the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting profit or loss nor taxable income.

The Group files its national income tax return with the Korean tax authorities under the consolidated corporate tax system, which allows it to make national income tax payments based on the combined profits or losses of the Controlling Company and its wholly owned domestic subsidiaries. Deferred taxes are measured based on the future tax benefits expected to be realized in consideration of the expected combined profits or losses of eligible companies in accordance with the consolidated corporate tax system. Consolidated corporate tax amounts, once determined, are allocated to each of the subsidiaries and are used as a basis for the income taxes to be recorded in their separate financial statements.

The Group recognizes a deferred tax liability for all taxable temporary differences associated with investments in subsidiaries, associates, and interests in joint ventures, except to the extent that the Group is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. The Group recognizes a deferred tax asset for all deductible temporary differences arising from investments in subsidiaries and associates, to the extent that it is probable that the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

The carrying amount of a deferred tax asset is reviewed at the end of each reporting period and reduces the carrying amount to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred tax asset to be utilized.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

3.	Significant accounting policies (continued)

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset only if the Group has a legally enforceable right to set off current tax assets against current tax liabilities, and the deferred tax assets and the deferred tax liabilities relate to income taxes levied by the same taxation authority on either: the same taxable entity; or different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to realise the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered.

(z)	Accounting for trust accounts

The Group accounts for trust accounts separately from its group accounts under the Financial Investment Services and Capital Markets Act and thus the trust accounts are not included in the consolidated financial statements except Guaranteed Fixed Rate Money Trusts controlled by the Group, based on an evaluation of the substance of its relationship with the Group and the SPE’s risks and rewards. Funds transferred between Group account and trust accounts are recognized as borrowings from trust accounts in other liabilities with fees for managing the accounts recognized as non-interest income by the Group.

(aa)	Earnings per share

The Group presents basic and diluted earnings per share (EPS) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Group by the weighted average number of ordinary shares outstanding during the period, adjusted for own shares held. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding, adjusted for own shares held, for the effects of all dilutive potential ordinary shares, which comprise convertible notes and share options granted to employees.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

3.	Significant accounting policies (continued)

(ab)	New standards and interpretations not yet adopted

The following new standards and amendments to existing standards have been published and are mandatory for the Group to adopt for annual periods beginning on or after January 1, 2017 or 2018, and the Group has not early adopted them.

i) K-IFRS No. 1109, ‘Financial Instruments’

K-IFRS No. 1109, Financial Instruments which was published on September 25, 2015, is effective for periods beginning on or after January 1, 2018, with early adoption permitted. K-IFRS No. 1109 will replace the current K-IFRS No. 1039, Financial Instruments: recognition and measurement. The Group plans to adopt K-IFRS No. 1109 for the year starting on January 1, 2018.

In principle, the new K-IFRS No. 1109 should be applied retrospectively. However, there are clauses that exempt restating comparable information with respect to classification, measurement and impairment of financial instruments. For hedge accounting, the new standard will be applied prospectively except for certain cases such as accounting for the time value of options.

Main characteristics of K-IFRS No. 1109 are followings; classification and measurement of financial instruments based on characteristics of contractual cash flows and business model for financial instrument management, impairment model based on expected credit losses, changes in qualification requirement of hedged items, enlargement of hedging instruments and changes in hedge effectiveness tests.

As there are additional requirements for a financial asset to be classified as measured at amortized costs or at fair value through other comprehensive income under k-IFRS No. 1109 compared to the existing guidance in K-IFRS No. 1039, the adoption of K-IFRS No. 1109 would potentially increase the proportion of financial assets that are measured at fair value through profit or loss, increasing volatility in the Group’s profit or loss.

The fair value change attributable to changes in the credit risk of the liability which was recognized in profit or loss under the existing standard, K-IFRS No. 1039, will be presented in other comprehensive income under k-IFRS No. 1109.

Under K-IFRS No. 1109, credit losses are likely to be recognized earlier than using the incurred loss model under the existing guidance in K-IFRS No. 1039 as loss allowances will be measured on either of the 12-month or lifetime expected credit losses based on the extent of credit risks as shown in the below table.

The following table presents the measurement methods for credit losses according to K-IFRS No. 1109.

Category	Description
Credit risk has not increased significantly since the initial recognition	12-month expected credit loss : Expected credit loss from possible default of financial products for 12 months after reporting date

Credit risk has increased significantly since the initial recognition	Lifetime expected credit loss : Expected credit loss from possible default of financial products for the expected life of the financial products
Credit-impaired financial assets

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

3.	Significant accounting policies (continued)

When applying hedge accounting under K-IFRS No. 1109, the hedge accounting can be applied to certain transactions that do not meet the requirements for hedge accounting under K-IFRS No. 1039 and volatility of the profit or loss can be decreased.

For smooth implementation of K-IFRS No. 1109, financial impact analysis, accounting policy development, accounting system development and the system test are necessary. Starting from November 2015, the Group has performed financial impact analysis and established accounting policies, and is developing accounting systems as of December 31, 2016. The Group plans to test the system in 2017.

The actual impact of adopting K-IFRS No. 1109 on the financial statements in 2018 is being assessed and can be subject to change because it will be dependent on the financial instruments that the Group will hold and economic conditions at the time as well as accounting policy election and judgments that it will be make in the future. The Group plans to analyze financial impact once the system development process is completed by no later than the end of 2017.

ii) K-IFRS No. 1007, ‘Cash flow statement’

The amendments require disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes. The amendments are effective for annual periods beginning on or after January 1, 2017, with early adoption permitted. The amendments are not expected to have a significant impact on the Group’s consolidated financial statements.

iii) K-IFRS No. 1012, ‘Income taxes’

The amendments clarify the accounting for deferred tax assets for unrealised losses on debt instruments measured at fair value. The amendments are effective for annual periods beginning on or after January 1, 2017, with early adoption permitted. The amendments are not expected to have a significant impact on the Group’s consolidated financial statements.

iv) K-IFRS No. 1102, ‘Share-based payment Transactions’

The amendments clarify that a cash-settled share-based payment is measured using the same approach as for equity-settled share-based payments. The amendments introduce an exception stating that, for classification purposes, a share-based payment transaction with employees is accounted for as equity-settled. The amendments are effective for annual periods beginning on or after January 1, 2017, with early adoption permitted. The amendments are not expected to have a significant impact on the Group’s consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

3.	Significant accounting policies (continued)

v) K-IFRS No. 1115, ‘Revenue from Contracts with Customers’

K-IFRS No. 1115, published in January 2016, establishes a comprehensive framework for determining whether, how much and when revenue is recognized. It replaces existing revenue recognition guidance, including K-IFRS No. 1018, Revenue, K-IFRS No. 1011, Construction Contracts and K-IFRS No. 2113, Customer Loyalty Programmes. K-IFRS No. 1115 is effective for annual reporting periods beginning on or after January 1, 2018, with early adoption permitted. The Group is in the process of evaluating the impact of the amendments on the Group’s consolidated financial statements, if any.

Other published new standards, interpretations and amendments to existing standards mandatory for the Group for annual periods beginning after January 1, 2016 which have not been early adopted, are not expected to have a significant impact on the Group’s consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

4.	Financial risk management

(a)	Overview

As a financial services provider, the Group is exposed to various risks relating to lending, credit card, insurance, securities investment, trading and leasing businesses, its deposit taking and borrowing activities in addition to the operating environment.

The principal risks to which the Group is exposed are credit risk, market risk, interest rate risk, liquidity risk and operational risk. These risks are recognized, measured and reported in accordance with risk management guidelines established at the controlling company level and implemented at the subsidiary level through a carefully stratified checks-and-balances system.

i)	Risk management principles

The Group risk management is guided by the following core principles:

•	identifying and managing all inherent risks;

•	standardizing risk management process and methodology;

•	ensuring supervision and control of risk management independent of business activities;

•	continuously assessing risk preference;

•	preventing risk concentration;

•	operating a precise and comprehensive risk management system including statistical models; and

•	balancing profitability and risk management through risk-adjusted profit management.

ii)	Risk management organization

The Group risk management system is organized along the following hierarchy: from the top and at the controlling company level, the Group Risk Management Committee, the Group Risk Management Council, the Chief Risk Officer and the Group Risk Management Team, and at the subsidiary level, the Risk Management Committees and the Risk Management Team of the relevant subsidiary. The Group Risk Management Committee, which is under the supervision of the controlling company’s board of directors, sets the basic group wide risk management policies and strategies. The controlling company’s Chief Risk Officer reports to the Group Risk Management Committee, and the Group Risk Management Council, whose members consist of the controlling company’s Chief Risk Officer and the risk management team heads of each of subsidiaries, coordinates the risk management policies and strategies at the group level as well as at the subsidiary level among each of subsidiaries. Each of subsidiaries also has a separate Risk Management Committee, Risk Management Working Committee and Risk Management Team, whose tasks are to implement the group wide risk management policies and strategies at the subsidiary level as well as to set risk management policies and strategies specific to such subsidiary in line with the group wide guidelines. The Group also has the Group Risk Management Team, which supports the controlling company’s Chief Risk Officer in his or her risk management and supervisory role.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

4.	Financial risk management (continued)

In order to maintain the group wide risk at an appropriate level, the Group use a hierarchical risk limit system under which the Group Risk Management Committee assigns reasonable risk limits for the entire group and each subsidiary, and the Risk Management Committee and the Management Council of each subsidiary manage the subsidiary-specific risks by establishing and managing risk limits in more detail by type of risk and type of product for each department and division within such subsidiary.

The Group Risk Management Committee consists of directors of the controlling company. The Group Risk Management Committee convenes at least once every quarter and may also convene on an ad hoc basis as needed. Specifically, the Group Risk Management Committee does the following: (i) establish the overall risk management policies consistent with management strategies, (ii) set reasonable risk limits for the entire group and each of subsidiaries, (iii) approve appropriate investment limits or allowed loss limits, (iv) enact and amends risk management regulations, and (v) decide other risk management-related issues the Board of Directors or the Group Risk Management Committee sees fit to discuss. The results of the Group Risk Management Committee meetings are reported to the Board of Directors of the controlling company. The Group Risk Management Committee makes decisions through affirmative votes by a majority of the committee members.

The Group Risk Management Council is comprised of the controlling company’s chief risk officer, head of risk management team, and risk officers from each subsidiary. The Group Risk Management Council holds meetings for risk management executives from each subsidiary to discuss the Group’s group wide risk management guidelines and strategy in order to maintain consistency in the group wide risk policies and strategies.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

4.	Financial risk management (continued)

iii)	Risk management framework

The Group takes the following steps to implement the foregoing risk management principles:

•	Risk capital management – Risk capital refers to capital necessary to compensate for losses in case of a potential risk being realized, and risk capital management refers to the process of asset management based on considerations of risk exposure and risk appetite among total assets so that the Group can maintain an appropriate level of risk capital. As part of the Group’s risk capital management, the Group has adopted and maintains various risk planning processes and reflect such risk planning in the Group’s business and financial planning. The Group also has adopted and maintains a risk limit management system to ensure that risks in the Group’s business do not exceed prescribed limits.

•	Risk monitoring – The Group proactively, preemptively and periodically review risks that may impact our overall operations, including through a multidimensional risk monitoring system. Currently, each of subsidiaries is required to report to the controlling company any factors that could have a material impact on the group-wide risk management, and the controlling company reports to the Group’s chief risk officer and other members of the Group’s senior management the results of risk monitoring on a weekly, monthly and on an ad hoc basis as needed. In addition, the Group perform preemptive risk management through a “risk dashboard system” under which the Group closely monitor any increase in asset size, risk levels and sensitivity to external factors with respect to the major asset portfolios of each of subsidiaries, and to the extent such monitoring yields any warning signals, the Group promptly analyze the causes and, if necessary, formulate and implement actions in response to these warning signals.

•	Risk review – Prior to entering any new business, offering any new products or changing any major policies, the Group reviews relevant risk factors based on a prescribed risk management checklist and, in the case of changes for which assessment of risk factors is difficult, supports reasonable decision-making in order to avoid taking any unduly risky action. The risk management departments of all subsidiaries are required to review all new businesses, products and services prior to their launch and closely monitor the development of any related risks following their launch, and in the case of any action that involves more than one subsidiary, the relevant risk management departments are required to consult with the risk management team at the controlling company level prior to making any independent risk reviews.

•	Risk management – The Group maintain a group wide risk management system to detect the signals of any risk crisis and, in the event of a crisis actually happening, to respond on a timely, efficient and flexible basis so as to ensure the Group’s survival as a going concern. Each subsidiary maintains crisis planning for three levels of contingencies, namely, “alert”, “imminent crisis” and “crisis”, determination of which is made based on quantitative and qualitative monitoring and consequence analysis, and upon the happening of any such contingency, is required to respond according to a prescribed contingency plan. At the controlling company level, the Group maintains and installs crisis detection and response system which is applied consistently group wide, and upon the happening of any contingency at two or more subsidiary level, the Group directly takes charge of the situation so that the Group manages it on a concerted group wide basis.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

4.	Financial risk management (continued)

(b)	Credit risk

i)	Credit risk management

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group’s receivables from customers and investment securities. The Group’s credit risk management encompasses all areas of credit that may result in potential economic loss, including not just transactions that are recorded on balance sheets, but also off-balance-sheet transactions such as guarantees, loan commitments and derivatives transactions.

•	Credit Risk Management of Shinhan Bank

Major policies for Shinhan Bank’s credit risk management, including Shinhan Bank’s overall credit risk management plan and credit policy guidelines, are determined by the Risk Policy Committee of Shinhan Bank, the executive decision-making body for management of credit risk. The Risk Policy Committee is headed by the Chief Risk Officer, and also comprises of the Chief Credit Officer, the heads of each business unit and the head of the Risk Management Department. In order to separate the loan approval functions from credit policy decision-making, Shinhan Bank has a Credit Review Committee that performs credit review evaluations, which focus on improving the asset quality and profitability from the loans being made, and operates separately from the Risk Policy Committee.

Shinhan Bank complies with credit risk management procedures pursuant to internal guidelines and regulations and continually monitors and improves these guidelines and regulations. Its credit risk management procedures include:

•	credit evaluation and approval;

•	credit review and monitoring; and

•	credit risk assessment and control

Each of Shinhan Bank’s borrowers is assigned a credit rating, which is based on a comprehensive internal credit evaluation system that considers a variety of criteria. For retail borrowers, the credit rating takes into account the borrower’s past dealings with Shinhan Bank and external credit rating information, among others. For corporate borrowers, the credit rating takes into account financial indicators as well as non-financial indicators such as industry risk, operational risk and management risk, among others. The credit rating, once assigned, serves as the fundamental instrument in Shinhan Bank’s credit risk management, and is applied in a wide range of credit risk management processes, including credit approval, credit limit management, loan pricing and computation of allowance for loan losses. Shinhan Bank has separate credit evaluation systems for retail customers, SOHO customers and corporate customers, which are further segmented and refined to meet Basel III requirements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

4.	Financial risk management (continued)

Loans are generally approved after evaluations and approvals by the manager at the branch level as well as the committee of the applicable business unit at Shinhan Bank. The approval limit for retail loans is made based on Shinhan Bank’s automated credit scoring system. In the case of large corporate loans, approval limits are also reviewed and approved by a Credit Officer at the headquarter level. Depending on the size and the importance of the loan, the approval process is further reviewed by the Credit Officer Committee or the Master Credit Officer Committee. If the loan is considered, further evaluation is made by the Credit Review Committee, which is Shinhan Bank’s highest decision-making body in relation to credit approval.

Pursuant to the foregoing credit review and monitoring procedures and in order to promptly prevent deterioration of loan qualities, Shinhan Bank classifies potentially problematic borrowers into (i) borrowers that show early warning signals, (ii) borrowers that require close monitoring and (iii) normal borrowers, and treats them differentially accordingly.

In order to maintain portfolio-level credit risk at an appropriate level, Shinhan Bank manages its loans using value-at-risk (“VaR”) limits for the entire bank as well as for each of its business units. In order to prevent concentration of risk in a particular borrower or borrower class, Shinhan Bank also manages credit risk by borrower, industry, country and other detailed categories.

•	Credit Risk Management of Shinhan Card

Major policies for Shinhan Card’s credit risk management are determined by Shinhan Card’s Risk Management Council and Shinhan Card’s Risk Management Committee is responsible for approving them. Shinhan Card’s Risk Management Council is headed by the Chief Risk Officer, and also comprises of the heads of each business unit, supporting unit and relevant department at Shinhan Card. In order to separate credit policy decision-making from credit evaluation functions, Shinhan Card also has a Risk Management Committee, which evaluates applications for corporate loans exceeding a certain amount and other loans deemed important. Shinhan Card uses an automated credit scoring system to approve credit card applications or credit card authorizations. The credit scoring system is divided into two sub-systems: the application scoring system and the behavior scoring system. The behavior scoring system is based largely on the credit history, and the application scoring system is based largely on personal information of the applicant. For credit card applicants with whom the Group has an existing relationship, Shinhan Card’s credit scoring system considers internally gathered information such as repayment ability, total assets, the length of the existing relationship and the applicant’s contribution to profitability. The credit scoring system also automatically conducts credit checks on all credit card applicants.

If a credit score awarded to an applicant is above a minimum threshold, the application is approved unless overridden based on other considerations such as delinquencies with other credit card companies.

Shinhan Card continually monitors all accountholders and accounts using a behavior scoring system. The behavior scoring system predicts a cardholder’s payment pattern by evaluating the cardholder’s credit history, card usage and amounts, payment status and other relevant data. The behavior score is recalculated each month and is used to manage the accounts and approval of additional loans and other products to the cardholder. Shinhan Card also uses the scoring system to monitor its overall risk exposure and to modify its credit risk management strategy.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

(In millions of won)

4.	Financial risk management (continued)

ii)	Maximum exposure to credit risk

The Group’s maximum exposure to credit risk without taking account of any collateral held or other credit enhancements as of December 31, 2016 and 2015 are as follows:

	2016		2015
Due from banks and loans(*1)(*3):
Banks	￦	13,922,969	14,486,162
Retail		115,972,280	107,030,770
Government		11,776,346	16,701,241
Corporations		116,001,132	110,468,717
Card receivable		18,704,516	17,821,341

		276,377,243	266,508,231

Trading assets		22,638,409	19,595,405
Financial assets designated at FVTPL(*4)		2,228,186	2,329,018
AFS financial assets(*5)		32,822,071	29,037,640
HTM financial assets(*6)		19,805,084	16,192,060
Derivative assets		3,002,859	1,994,714
Other financial assets(*1)(*2)		13,975,889	11,878,420
Financial guarantee contracts		3,424,022	3,679,486
Loan commitments and other credit liabilities		76,055,306	76,965,151

	￦	450,329,069	428,180,125

(*1)	The maximum exposure amounts for due from banks, loans and other financial assets are measured as net of allowances.
(*2)	The credit quality of other financial assets are not included in the details of our main credit quality disclosures as other financial assets mainly comprise brokerage, securities and spot transaction related receivables, accrued interest receivables, secured key money deposits and domestic exchange settlement debit settled in a day.
(*3)	Due from banks and loans were classified as similar credit risk group when calculating the BIS ratio under new Basel Capital Accord (Basel III).
(*4)	FVTPL: fair value through profit or loss
(*5)	AFS: available-for-sale
(*6)	HTM: held-to-maturity

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

(In millions of won)

4.	Financial risk management (continued)

iii)	Due from banks and loans by past due or impairment

•	Due from banks and loans as of December 31, 2016 and 2015 are as follows:

	2016
	Banks		Retail	Government	Corporations	Card	Total
Neither past due nor impaired	￦	13,946,898	115,668,247	11,778,472	115,911,309	18,590,689	275,895,615
Past due but not impaired		—	392,002	270	264,354	397,417	1,054,043
Impaired		—	285,929	—	1,098,081	420,079	1,804,089

		13,946,898	116,346,178	11,778,742	117,273,744	19,408,185	278,753,747
Less: allowance		(23,929)	(373,898)	(2,396)	(1,272,612)	(703,669)	(2,376,504)

	￦	13,922,969	115,972,280	11,776,346	116,001,132	18,704,516	276,377,243

	2015
	Banks		Retail	Government	Corporations	Card	Total
Neither past due nor impaired	￦	14,511,673	106,691,153	16,704,356	110,388,809	17,677,433	265,973,424
Past due but not impaired		—	404,121	—	156,337	403,413	963,871
Impaired		—	264,754	—	1,221,700	415,731	1,902,185

		14,511,673	107,360,028	16,704,356	111,766,846	18,496,577	268,839,480
Less: allowance		(25,511)	(329,258)	(3,115)	(1,298,129)	(675,236)	(2,331,249)

	￦	14,486,162	107,030,770	16,701,241	110,468,717	17,821,341	266,508,231

•	Credit quality of due from banks and loans that are neither past due nor impaired as of December 31, 2016 and 2015 are as follows:

	2016
	Banks		Retail	Government	Corporations	Card	Total
Grade 1(*1)	￦	13,946,898	108,798,683	11,778,472	78,556,918	15,156,750	228,237,721
Grade 2(*1)		—	6,869,564	—	37,354,391	3,433,939	47,657,894

		13,946,898	115,668,247	11,778,472	115,911,309	18,590,689	275,895,615
Less: allowance		(23,929)	(205,135)	(2,395)	(740,349)	(374,708)	(1,346,516)

	￦	13,922,969	115,463,112	11,776,077	115,170,960	18,215,981	274,549,099

Mitigation of credit risk due to collateral(*2)	￦	35,581	76,943,059	—	59,271,190	6,200	136,256,030

	2015
	Banks		Retail	Government	Corporations	Card	Total
Grade 1(*1)	￦	14,511,673	100,677,960	16,704,356	72,501,523	15,133,363	219,528,875
Grade 2(*1)		—	6,013,193	—	37,887,286	2,544,070	46,444,549

		14,511,673	106,691,153	16,704,356	110,388,809	17,677,433	265,973,424
Less: allowance		(25,511)	(178,313)	(3,115)	(734,136)	(356,815)	(1,297,890)

	￦	14,486,162	106,512,840	16,701,241	109,654,673	17,320,618	264,675,534

Mitigation of credit risk due to collateral(*2)	￦	124,306	69,399,485	—	57,477,691	5,045	127,006,527

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

(In millions of won)

4.	Financial risk management (continued)

(*1)	Credit quality of due from banks and loans was classified based on the internal credit rating as follows:

Type of Borrower	Grade 1	Grade 2
Banks and governments(*)	OECD sovereign credit rating of 6 or above (as applied to the nationality of the banks and governments)	OECD sovereign credit rating of below 6 (as applied to the nationality of the banks and governments)

Retail	Pool of retail loans with probability of default of less than 2.25%	Pool of retail loans with probability of default of 2.25% or more

Corporations	Internal credit rating of BBB+ or above	Internal credit rating of below BBB+ (Probability of default for loans with internal credit rating of BBB is 2.25%)

Credit cards	For individual card holders, score of 7 or higher in Shinhan Card’s internal behavior scoring system For corporate cardholders, same as corporate loans	For individual card holders, score of below 7 in Shinhan Card’s internal behavior scoring system For corporate cardholders, same as corporate loans

(*)	In the case of loans to banks and governments that are neither past due nor impaired, Shinhan Bank classified loans with a sovereign rating of 6 or above as Grade 1 and those with a sovereign rating of below 6 as Grade 2. Under the guidelines set forth by the Financial Supervisory Commission of Korea, all major commercial banks in Korea, including Shinhan Bank, follow the standardized approach under Basel III for purposes of computing Bank of International Settlement (BIS) ratios for risk classifications of loans to banks and governments. Under this standardized approach under Basel III, risk classification for loans to banks and governments are determined on the basis of sovereign credit ratings, and not internal credit ratings assigned by the lending bank that are specific to the individual banks and governments. More specifically, this approach involves classifying loans to banks and governments in a given jurisdiction as either Grade 1 or Grade 2 based on the sovereign credit ratings for the government of such jurisdiction as determined by the Organization for Economic Co-operation and Development (“OECD”). As for our subsidiaries other than Shinhan Bank, risk classification of loans to banks and governments is made based on their respective internal credit ratings as these subsidiaries are not subject to the aforesaid guidelines of the Financial Supervisory Commission relating to Basel III risk classification.
(*2)	The Group holds collateral against due from banks and loans to customers in the form of mortgage interests over property, other registered securities over assets, and guarantees. Estimates of quantification of the extent to which collateral mitigate credit risk are based on the fair value of collateral.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

(In millions of won)

4.	Financial risk management (continued)

•	Aging analyses of due from banks and loans that are past due but not impaired as of December 31, 2016 and 2015 are as follows:

	2016
	Banks		Retail	Government	Corporations	Card	Total
Less than 30 days	￦	—	297,889	270	190,133	321,913	810,205
31~60 days		—	49,582	—	50,881	53,379	153,842
61~90 days		—	31,072	—	20,305	21,899	73,276
More than 90 days		—	13,459	—	3,035	226	16,720

		—	392,002	270	264,354	397,417	1,054,043
Less : allowance (collective)		—	(35,627)	(1)	(12,377)	(66,413)	(114,418)

	￦	—	356,375	269	251,977	331,004	939,625

Mitigation of credit risk due to collateral(*)	￦	—	249,309	—	101,334	112	350,755

	2015
	Banks		Retail	Government	Corporations	Card	Total
Less than 30 days	￦	—	311,602	—	108,683	342,708	762,993
31~60 days		—	52,331	—	24,139	43,158	119,628
61~90 days		—	25,967	—	10,551	17,329	53,847
More than 90 days		—	14,221	—	12,964	218	27,403

		—	404,121	—	156,337	403,413	963,871
Less: allowance (collective)		—	(32,876)	—	(9,884)	(60,757)	(103,517)

	￦	—	371,245	—	146,453	342,656	860,354

Mitigation of credit risk due to collateral(*)	￦	—	258,827	—	54,985	8	313,820

•	Due from banks and loans that are impaired as of December 31, 2016 and 2015 are as follows:

	2016
	Banks		Retail	Government	Corporations	Card	Total
Impaired	￦	—	285,929	—	1,098,081	420,079	1,804,089
Less: allowance		—	(133,136)	—	(519,886)	(262,548)	(915,570)

	￦	—	152,793	—	578,195	157,531	888,519

Mitigation of credit risk due to collateral(*)	￦	—	101,730	—	437,891	3	539,624

	2015
	Banks		Retail	Government	Corporations	Card	Total
Impaired	￦	—	264,754	—	1,221,700	415,731	1,902,185
Less: allowance		—	(118,069)	—	(554,109)	(257,664)	(929,842)

	￦	—	146,685	—	667,591	158,067	972,343

Mitigation of credit risk due to collateral(*)	￦	—	109,869	—	399,142	7	509,018

(*)	The Group holds collateral against due from banks and loans to customers in the form of mortgage interests over property, other registered securities over assets, and guarantees. Estimates of quantification of the extent to which collateral mitigate credit risk are based on the fair value of collateral.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

(In millions of won)

4.	Financial risk management (continued)

iv)	Credit rating

•	Credit ratings of debt securities as of December 31, 2016 and 2015 are as follows:

	2016
	Trading assets		Financial assets designated at FVTPL(*)	Available-for-sale financial assets	Held-to-maturity financial assets	Total
AAA	￦	9,777,845	535,684	19,781,580	16,188,459	46,283,568
AA- to AA+		4,075,181	402,946	5,561,165	2,584,304	12,623,596
A- to A+		5,310,796	1,097,395	4,257,161	535,889	11,201,241
BBB- to BBB+		1,441,783	192,161	1,348,073	137,240	3,119,257
Lower than BBB-		144,612	—	469,615	148,894	763,121
Unrated		1,640,347	—	1,404,477	210,298	3,255,122

	￦	22,390,564	2,228,186	32,822,071	19,805,084	77,245,905

	2015
	Trading assets		Financial assets designated at FVTPL(*)	Available-for-sale financial assets	Held-to-maturity financial assets	Total
AAA	￦	6,972,123	143,888	18,885,297	13,046,394	39,047,702
AA- to AA+		5,144,783	676,975	4,004,980	2,342,271	12,169,009
A- to A+		4,745,915	1,269,073	3,923,203	576,568	10,514,759
BBB- to BBB+		917,401	239,082	941,149	35,160	2,132,792
Lower than BBB-		83,410	—	419,080	68,672	571,162
Unrated		1,582,553	—	863,931	122,995	2,569,479

	￦	19,446,185	2,329,018	29,037,640	16,192,060	67,004,903

(*)	FVTPL: fair value through profit or loss

•	The credit quality of securities (debt securities) according to the credit ratings by external rating agencies is as follows:

Internal credit ratings	KIS(*1)	KR(*2)	S&P	Fitch	Moody’s
AAA	—	—	AAA	AAA	Aaa
AA- to AA+	AAA	AAA	AA- to AA+	AA- to AA+	Aa3 to Aa1
A- to A+	AA- to AA+	AA- to AA+	A- to A+	A- to A+	A3 to A1
BBB- to BBB+	BBB- to A	BBB- to A	BBB- to BBB+	BBB- to BBB+	Baa3 to Baa1
Lower than BBB-	Lower than BBB-	Lower than BBB-	Lower than BBB-	Lower than BBB-	Lower than Baa3
Unrated	Unrated	Unrated	Unrated	Unrated	Unrated

(*1)	KIS: Korea Investors Service
(*2)	KR: Korea Ratings

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

(In millions of won)

4.	Financial risk management (continued)

•	Credit status of debt securities as of December 31, 2016 and 2015 are as follows:

	2016		2015
Neither past due nor impaired	￦	77,244,537	67,003,272
Impaired		1,368	1,631

	￦	77,245,905	67,004,903

•	Credit quality of derivative assets as of December 31, 2016 and 2015 are as follows:

	2016		2015
Grade 1(*1)(*2)	￦	2,944,814	1,916,524
Grade 2(*1)(*2)		58,045	78,190

	￦	3,002,859	1,994,714

(*1)	Credit qualities of derivative assets were classified based on the internal credit ratings of counterparties.
(*2)	Grade 1: Internal credit rating of BBB+ or above, Grade 2: Internal credit rating of below BBB+

v)	Assets acquired through foreclosures amounting to ￦658 million and ￦705 million are classified as assets held for sale (non-business purpose property) as of December 31, 2016 and 2015, respectively.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

(In millions of won)

4.	Financial risk management (continued)

vi)	Concentration by geographic location

An analysis of concentration by geographic location for financial instrument, net of allowance, as of December 31, 2016 and 2015 are as follows:

	2016
	Korea		USA	Japan	Vietnam	China	Other	Total
Due from banks and loans:
Banks	￦	5,681,266	1,675,781	328,700	465,998	3,982,074	1,789,150	13,922,969
Retail		112,391,835	337,751	2,270,133	294,777	277,447	400,337	115,972,280
Government		9,799,087	321,516	717,922	109,943	696,051	131,827	11,776,346
Corporations		103,409,204	2,254,649	2,083,445	1,630,829	2,272,447	4,350,558	116,001,132
Card		18,660,696	7,116	2,114	13,213	10,684	10,693	18,704,516

		249,942,088	4,596,813	5,402,314	2,514,760	7,238,703	6,682,565	276,377,243

Trading assets		22,220,290	130,576	1,072	5,417	32,490	248,564	22,638,409
Financial assets designated at FVTPL(*1)		2,144,830	—	—	—	60,201	23,155	2,228,186
AFS financial assets(*2)		29,739,647	1,363,047	112,381	484,002	588,334	534,660	32,822,071
HTM financial assets(*3)		17,871,709	1,410,721	56,196	155,916	166,560	143,982	19,805,084

	￦	321,918,564	7,501,157	5,571,963	3,160,095	8,086,288	7,632,926	353,870,993

	2015
	Korea		USA	Japan	Vietnam	China	Other	Total
Due from banks and loans:
Banks	￦	6,735,520	1,541,760	348,956	340,933	3,929,087	1,589,906	14,486,162
Retail		104,878,555	292,437	1,313,156	117,797	98,679	330,146	107,030,770
Government		15,108,925	294,332	550,439	67,251	438,214	242,080	16,701,241
Corporations		99,243,181	1,548,932	1,724,085	1,399,971	2,438,980	4,113,568	110,468,717
Card		17,790,098	6,997	2,247	7,819	6,423	7,757	17,821,341

		243,756,279	3,684,458	3,938,883	1,933,771	6,911,383	6,283,457	266,508,231

Trading assets		19,337,295	8,413	1,054	—	87,110	161,533	19,595,405
Financial assets designated at FVTPL(*1)		2,247,189	—	—	—	36,396	45,433	2,329,018
AFS financial assets(*2)		27,586,155	619,084	89,433	418,865	46,545	277,558	29,037,640
HTM financial assets(*3)		15,789,289	148,073	26,770	73,226	148,258	6,444	16,192,060

	￦	308,716,207	4,460,028	4,056,140	2,425,862	7,229,692	6,774,425	333,662,354

(*1)	FVTPL : fair value through profit or loss
(*2)	AFS : available-for-sale
(*3)	HTM : held-to-maturity

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

(In millions of won)

4.	Financial risk management (continued)

vii)	Concentration by industry sector

An analysis of concentration by industry sector of due from banks and loans, net of allowance, as of December 31, 2016 and 2015 are as follows:

	2016
	Finance and insurance		Manu- facturing	Retail and wholesale	Real estate and service	Other	Retail customers	Total
Due from banks and loans:
Banks	￦	10,875,077	68	—	110,443	2,937,381	—	13,922,969
Retail		—	—	—	—	—	115,972,280	115,972,280
Government		10,906,097	3,991	—	3,315	862,943	—	11,776,346
Corporations		5,094,455	40,544,250	15,560,280	20,460,662	34,341,485	—	116,001,132
Card		38,574	194,630	131,956	37,495	371,497	17,930,364	18,704,516

		26,914,203	40,742,939	15,692,236	20,611,915	38,513,306	133,902,644	276,377,243

Trading assets		14,783,780	1,262,042	1,079,631	307,115	5,205,841	—	22,638,409
Financial assets designated at FVTPL(*1)		1,450,512	144,019	26,385	20,000	587,270	—	2,228,186
AFS financial assets(*2)		22,615,359	1,009,045	129,261	613,265	8,455,141	—	32,822,071
HTM financial assets(*3)		5,261,874	44,915	—	786,345	13,711,950	—	19,805,084

	￦	71,025,728	43,202,960	16,927,513	22,338,640	66,473,508	133,902,644	353,870,993

	2015
	Finance and insurance		Manu- facturing	Retail and wholesale	Real estate and service	Other	Retail customers	Total
Due from banks and loans:
Banks	￦	11,865,178	—	—	67,609	2,553,375	—	14,486,162
Retail		—	—	—	—	—	107,030,770	107,030,770
Government		15,625,885	—	—	—	1,075,356	—	16,701,241
Corporations		4,235,517	38,918,439	14,744,780	19,716,006	32,853,975	—	110,468,717
Card		43,583	171,851	122,112	31,666	337,817	17,114,312	17,821,341

		31,770,163	39,090,290	14,866,892	19,815,281	36,820,523	124,145,082	266,508,231

Trading assets		13,066,258	722,383	661,426	457,132	4,688,206	—	19,595,405
Financial assets designated at FVTPL(*1)		1,823,687	109,677	67,973	—	327,681	—	2,329,018
AFS financial assets(*2)		20,656,569	999,752	161,597	413,683	6,806,039	—	29,037,640
HTM financial assets(*3)		4,630,157	66,283	—	614,439	10,881,181	—	16,192,060

	￦	71,946,834	40,988,385	15,757,888	21,300,535	59,523,630	124,145,082	333,662,354

(*1)	FVTPL : fair value through profit or loss
(*2)	AFS : available-for-sale
(*3)	HTM : held-to-maturity

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

(In millions of won)

4.	Financial risk management (continued)

(c)	Market risk

Market risk from trading positions is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Group’s income or the value of its holdings of financial instruments.

Interest rate risk from non- trading positions is the risk of loss resulting from interest rate fluctuations that adversely affect the financial condition and results of operations of the Group and affects the earnings and the economic value of net assets of the Group.

Foreign exchange risk arises from the Group’s assets and liabilities which are denominated in currencies other than the Won.

The Group’s market risks arise primarily from Shinhan Bank, and to a lesser extent, Shinhan Investment, which incurs market risk relating to its trading activities.

Shinhan Bank’s Risk Policy Committee acts as the executive decision making body in relation to market risks setting the risk management policies and risk limits and controlling market risks arising from trading and non-trading activities. In addition, Shinhan Bank’s Risk Management Department comprehensively manages market risks on an independent basis from Shinhan Bank’s operating departments, and functions as the middle office of Shinhan Bank.

Shinhan Investment’s Risk Management Working Committee is the executive decision-making body for managing market risks related to Shinhan Investment, and determines, among other things, Shinhan Investment’s overall market risk management policies and strategies, and assesses and approves trading activities and limits. In addition, Shinhan Investment’s Risk Management Department manages various market risk limits and monitors operating conditions on an independent basis from Shinhan Investment’s operating departments.

i)	Market risk management from trading positions

Trading activities are to realize short-term trading profits in debt and stock markets and foreign exchange markets based on short-term forecast of changes in market situation and profits from arbitrage transactions in derivatives such as swap, forward, futures and option transactions. The Group manages market risk related to its trading positions using VaR, market value-based tool.

Shinhan Bank currently uses the ten-day 99% confidence level-based VaR for purposes of calculating the regulatory capital used in reporting to the Financial Supervisory Service and uses the more conservative ten-day 99.9% confidence level-based VaR for purposes of calculating its “economic” capital used for internal management purposes, which is a concept used in determining the amount of Shinhan Bank’s requisite capital in light of the market risk. In addition, Shinhan Bank also uses the one-day 99% confidence level-based VaR on a supplemental basis for purposes of setting and managing risk limits specific to each desk or team in its operating units as well as for back-testing purposes. Shinhan Bank manages VaR measurements and limits on a daily basis based on an automatic interfacing of its trading positions into its market risk measurement system. In addition, Shinhan Bank establishes pre-set loss, sensitivity, investment and stress limits for its trading departments and desks and monitors such limits daily.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

(In millions of won)

4.	Financial risk management (continued)

Shinhan Investment currently uses the ten-day 99.9% confidence level-based historical VaR for purposes of calculating its “economic” capital used for internal management purposes. When computing the VaR, Shinhan Investment does not assume any particular probability distribution and calculates it through a simulation of the “full valuation” method based on changes of market variables such as stock prices, interest rates, and foreign exchange rates in the past one year. In addition, Shinhan Investment applies this VaR as a risk limit for the entire company as well as individual departments and products, and the adequacy of such VaR is reviewed by way of daily back-testing.

Value-at-risk is a commonly used market risk management technique. However, VaR models have the following shortcomings:

•	VaR estimates possible losses over a certain period at a particular confidence level using past market movement data. Past market movement, however, is not necessarily a reliable indicator of future events, particularly those that are extreme in nature;

•	VaR may underestimate the probability of extreme market movements;

•	Shinhan Bank’s VaR models assume that a holding period of generally one to ten days is sufficient prior to liquidating the underlying positions, but such assumption regarding the length of the holding period may prove to be inadequate;

•	The 99.9% confidence level does not take into account or provide indication of any losses that might occur beyond this confidence level; and

•	VaR does not capture all complex effects of various risk factors on the value of positions and portfolios and could underestimate potential losses

In order to streamline such differences and use a consistent VaR among operating subsidiaries, the Group has adopted starting in 2013 a unified group-wide market risk measurement methodology, which uses the ten-day 99.9% confidence level for calculating the VaR.

An analysis of the Group’s requisite capital in light of the market risk for trading positions as of and for the years ended December 31, 2016 and 2015 based on the standard guidelines for risk management promulgated by the Financial Supervisory Service, was as follows:

	2016
	Average		Maximum	Minimum	December 31
Interest rate	￦	376,486	422,592	348,686	422,592
Stock price		159,555	191,957	134,595	134,595
Foreign exchange		132,802	139,694	124,046	132,225
Option volatility		6,078	9,214	2,707	9,215

	￦	674,921	763,457	610,034	698,627

	2015
	Average		Maximum	Minimum	December 31
Interest rate	￦	305,563	328,357	281,223	328,357
Stock price		174,365	213,507	132,172	132,172
Foreign exchange		125,048	141,887	110,512	141,159
Option volatility		7,820	16,811	3,747	4,561

	￦	612,796	700,562	527,654	606,249

Insurance company, Shinhan Life Insurance, was excluded when the Group estimated the market risk, because insurance company was not included in the Group’s subsidiaries for the consolidated BIS capital ratio.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

(In millions of won)

4.	Financial risk management (continued)

An analysis of market risk for trading positions of the major subsidiaries as of and for the years ended December 31, 2016 and 2015 are as follows:

i-1)	Shinhan Bank

The analyses of the ten-day 99.9% confidence level-based VaR for managing market risk for trading positions of Shinhan Bank as of and for the years ended December 31, 2016 and 2015 are as follows:

	2016
	Average		Maximum	Minimum	December 31
Interest rate	￦	33,246	48,851	18,764	44,447
Stock price		5,161	5,787	4,815	5,484
Foreign exchange(*)		56,089	61,389	53,678	60,088
Option volatility		149	256	101	221
Commodity		13	35	—	21
Portfolio diversification		(38,677)	(54,670)	(24,272)	(49,278)

	￦	55,981	61,648	53,086	60,983

	2015
	Average		Maximum	Minimum	December 31
Interest rate	￦	37,341	43,746	33,849	35,976
Stock price		8,258	9,049	6,995	7,056
Foreign exchange(*)		45,102	54,459	36,549	44,475
Option volatility		355	550	262	262
Commodity		5	21	—	3
Portfolio diversification		(35,789)	(45,895)	(25,953)	(30,699)

	￦	55,272	61,930	51,702	57,073

(*)	Both trading and non-trading accounts are included since Shinhan Bank manages foreign exchange risk on a total position basis.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

(In millions of won)

4.	Financial risk management (continued)

i-2)	Shinhan Card

The analyses of Shinhan Card’s requisite capital in light of the market risk for trading positions as of and for the years ended December 31, 2016 and 2015, based on the standard guidelines for risk management promulgated by the Financial Supervisory Service, are as follows:

	2016
	Average		Maximum	Minimum	December 31
Interest rate	￦	875	1,700	550	1,700
Foreign exchange		27,738	34,909	17,062	17,062

	￦	28,613	36,609	17,612	18,762

	2015
	Average		Maximum	Minimum	December 31
Interest rate	￦	1,685	3,011	650	650
Foreign exchange		38,214	42,208	33,759	33,759

	￦	39,899	45,219	34,409	34,409

Shinhan Card fully hedges all the cash flows from foreign currency liabilities by swap transactions and is narrowly exposed to foreign exchange risk relating to foreign currency equity securities held for non-trading purposes.

i-3)	Shinhan Investment

The analyses of the ten-day 99.9% confidence level-based VaR for managing market risk for trading positions of Shinhan Investment as of and for the years ended December 31, 2016 and 2015 are as follows:

	2016
	Average		Maximum	Minimum	December 31
Interest rate	￦	9,040	18,149	5,380	15,491
Stock price		13,339	24,276	6,413	7,403
Foreign exchange		6,849	19,976	1,017	7,001
Option volatility		6,564	18,680	1,477	7,799
Portfolio diversification		(11,399)	(46,535)	2,392	(14,569)

	￦	24,393	34,546	16,679	23,125

	2015
	Average		Maximum	Minimum	December 31
Interest rate	￦	6,879	16,542	2,707	7,274
Stock price		19,397	64,650	10,213	19,047
Foreign exchange		5,680	10,881	2,845	7,489
Option volatility		2,634	5,207	175	4,396
Portfolio diversification		(11,714)	(32,096)	(4,062)	(8,460)

	￦	22,876	65,184	11,878	29,746

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

(In millions of won)

4.	Financial risk management (continued)

i-4)	Shinhan Life Insurance

The analyses of the ten-day 99.9% confidence level-based VaR for managing market risk for trading positions of Shinhan Life Insurance as of and for years ended December 31, 2016 and 2015 are as follows:

	2016
	Average		Maximum	Minimum	December 31
Interest rate	￦	483	1,114	213	800
Stock price		231	1,585	—	130
Foreign exchange		1,278	2,238	54	1,221
Option volatility		1,115	3,044	71	3,044

	￦	3,107	7,981	338	5,195

	2015
	Average		Maximum	Minimum	December 31
Interest rate	￦	585	817	298	303
Stock price		275	1,190	—	—
Foreign exchange		1,308	2,337	511	1,780
Option volatility		541	1,868	108	138

	￦	2,709	6,212	917	2,221

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

(In millions of won)

4.	Financial risk management (continued)

ii)	Interest rate risk management from non-trading positions

Principal market risk from non-trading activities of the Group is interest rate risk, which affects the Group’s earnings and the economic value of the Group’s net assets:

•	Earnings: interest rate fluctuations have an effect on the Group’s net interest income by affecting its interest-sensitive operating income and expenses and EaR (Earnings at Risk) is a commonly used risk management technique.

•	Economic value of net assets: interest rate fluctuations influence the Group’s net worth by affecting the present value of cash flows from the assets, liabilities and other transactions of the Group and VaR is a commonly used risk management technique.

Interest rate VaR represents the maximum anticipated loss in a net present value calculation, whereas interest rate EaR represents the maximum anticipated loss in a net earnings calculation for the immediately following one-year period, in each case, as a result of negative movements in interest rates.

Accordingly, the Group measures and manages interest rate risk for non-trading activities by taking into account effects of interest rate changes on both its income and net asset value.

The principal objectives of Shinhan Bank’s interest rate risk management are to generate stable net interest income and to protect Shinhan Bank’s net asset value against interest rate fluctuations. Through its asset and liability management system, Shinhan Bank measures and manages its interest rate risk based on various analytical measures such as interest rate gap, duration gap and net present value and net interest income simulations, and monitors on a monthly basis its interest rate VaR limits, interest rate earnings at risk (“EaR”) limits and interest rate gap ratio limits. Shinhan Bank measures its interest rate VaR and interest rate EaR based on a simulated estimation of the maximum decrease in net asset value and net interest income in a one-year period based on various scenario analyses of historical interest rates.

Shinhan Card and Shinhan Life Insurance also monitors and manages its interest rate risk limits for all its interest-bearing assets and liabilities (including off-balance sheet items) in terms of impact on its earnings and net asset value from changes in interest rates. The interest rate VaR analysis used by Shinhan Card and Shinhan Life Insurance principally focuses on the maximum impact on its net asset value from adverse movement in interest rates.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

(In millions of won)

4.	Financial risk management (continued)

Non-trading positions for interest rate VaR and EaR as of December 31, 2016 and 2015 are as follows:

ii-1)	Shinhan Bank

	2016		2015
VaR	￦	231,133	202,029
EaR		58,091	185,254

ii-2)	Shinhan Card

	2016		2015
VaR	￦	89,348	88,825
EaR		11,905	12,663

ii-3)	Shinhan Investment

	2016		2015
VaR	￦	27,822	9,846
EaR		104,423	85,881

ii-4)	Shinhan Life Insurance

	2016		2015
VaR	￦	287,912	206,432
EaR		58,062	5,947

(*1)	The interest rate VaR represents the maximum anticipated loss in a net asset value in one year under confidence level of 99.9% and is measured by the internal model.
(*2)	The interest rate EaR was calculated by the Financial Supervisory Service regulations based on the “middle of time band” and interest shocks by 200 basis points for each time bucket as recommended under the Basel Accord.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

(In millions of won)

4.	Financial risk management (continued)

iii) Foreign exchange risk

Foreign exchange risk arises because of the Group’s net foreign currency open position, which is the difference between its foreign currency assets and liabilities, including derivatives.

The Group manages foreign exchange risk on an overall position basis, including its overseas branches, by covering all of its foreign exchange spot and forward positions in both trading and non-trading accounts.

The Risk Policy Committee oversees Shinhan Bank’s foreign exchange exposure for both trading and non-trading activities by establishing limits for the net foreign currency open position, loss limits and VaR limits.

The management of Shinhan Bank’s foreign exchange position is centralized at the FX & Derivatives Department. Dealers in the FX & Derivatives Department manage Shinhan Bank’s overall position within the set limits through spot trading, forward contracts, currency options, futures and swaps and foreign exchange swaps.

Foreign currency denominated assets and liabilities as of December 31, 2016 and 2015 are as follows:

	2016
	USD		JPY	EUR	CNY	Other	Total
Assets:
Cash and due from banks	￦	2,880,095	1,160,173	255,718	2,705,235	1,174,199	8,175,420
Trading assets		666,578	1,072	49,476	182	364,033	1,081,341
Financial assets designated at FVTPL(*1)		802,596	—	—	—	29	802,625
Derivative assets		212,583	515	47	4,088	400	217,633
Loans		15,640,280	5,524,003	1,270,320	2,566,910	4,101,549	29,103,062
AFS financial assets(*2)		2,713,442	68,920	4,178	427,871	669,899	3,884,310
HTM financial assets(*3)		1,403,860	187,039	—	166,560	306,729	2,064,188
Other financial assets		1,756,890	396,927	117,139	376,208	164,631	2,811,795

	￦	26,076,324	7,338,649	1,696,878	6,247,054	6,781,469	48,140,374

Liabilities:
Deposits	￦	11,019,450	6,002,935	619,086	4,427,939	4,023,859	26,093,269
Trading liabilities		1,155	—	—	—	485,995	487,150
Financial liabilities designated at FVTPL(*1)		669,064	2,631	—	—	—	671,695
Derivative liabilities		110,863	3,171	100	2,061	295	116,490
Borrowings		5,196,005	527,120	318,600	812,980	228,969	7,083,674
Debt securities issued		6,207,756	103,681	152,112	207,912	34,438	6,705,899
Other financial liabilities		2,020,655	493,288	181,810	558,932	209,265	3,463,950

	￦	25,224,948	7,132,826	1,271,708	6,009,824	4,982,821	44,622,127

Net assets	￦	851,376	205,823	425,170	237,230	1,798,648	3,518,247
Off-balance derivative exposure		359,812	(44,696)	(351,267)	64,432	(775,111)	(746,830)

Net position	￦	1,211,188	161,127	73,903	301,662	1,023,537	2,771,417

(*1)	FVTPL: fair value through profit or loss
(*2)	AFS: available-for-sale
(*3)	HTM: held-to-maturity

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

(In millions of won)

4.	Financial risk management (continued)

	2015
	USD		JPY	EUR	CNY	Other	Total
Assets:
Cash and due from banks	￦	3,255,745	1,146,612	137,912	1,854,220	875,451	7,269,940
Trading assets		376,477	6,102	52,440	27,330	172,335	634,684
Financial assets designated at FVTPL(*1)		335,474	—	—	—	—	335,474
Derivative assets		77,075	8,110	2,596	3,989	330	92,100
Loans		15,053,386	4,460,483	1,150,044	2,881,059	3,012,725	26,557,697
AFS financial assets(*2)		1,961,730	65,075	16,979	5,441	594,535	2,643,760
HTM financial assets(*3)		124,651	143,529	—	148,258	83,892	500,330
Other financial assets		2,338,372	268,558	126,115	654,260	185,008	3,572,313

	￦	23,522,910	6,098,469	1,486,086	5,574,557	4,924,276	41,606,298

Liabilities:
Deposits	￦	8,526,888	5,300,848	451,613	3,544,013	2,554,630	20,377,992
Trading liabilities		317	—	—	—	453,605	453,922
Financial liabilities designated at FVTPL(*1)		368,633	4,530	1,142	—	—	374,305
Derivative liabilities		60,636	658	260	2,260	209	64,023
Borrowings		6,043,186	179,412	390,562	717,309	366,803	7,697,272
Debt securities issued		5,581,146	291,603	153,664	216,660	144,381	6,387,454
Other financial liabilities		2,465,314	211,698	337,612	827,811	314,892	4,157,327

	￦	23,046,120	5,988,749	1,334,853	5,308,053	3,834,520	39,512,295

Net assets	￦	476,790	109,720	151,233	266,504	1,089,756	2,094,003
Off-balance derivative exposure		266,359	24,438	(121,245)	69,342	(408,120)	(169,226)

Net position	￦	743,149	134,158	29,988	335,846	681,636	1,924,777

(*1)	AFS: available-for-sale
(*2)	HTM: held-to-maturity
(*3)	FVTPL: fair value through profit or loss

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

(In millions of won)

4.	Financial risk management (continued)

(d)	Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset.

Each subsidiary seeks to minimize liquidity risk through early detection of risk factors related to the sourcing and managing of funding that may cause volatility in liquidity and by ensuring that it maintains an appropriate level of liquidity through systematic management. At the groupwide level, the Group manages liquidity risk by conducting monthly stress tests that compare liquidity requirements under normal situations against those under three types of stress situations, namely, the group-specific internal crisis, crisis in the external market and a combination of internal and external crisis. In addition, in order to preemptively and comprehensively manage liquidity risk, the Group measure and monitor liquidity risk management using various indices, including the “limit management index”, “early warning index” and “monitoring index”.

Shinhan Bank applies the following basic principles for liquidity risk management:

•	raise funding in sufficient amounts, at the optimal time at reasonable costs;

•	maintain risk at appropriate levels and preemptively manage them through a prescribed risk limit system and an early warning signal detection system;

•	secure stable sources of revenue and minimize actual losses by implementing an effective asset-liability management system based on diversified sources of funding with varying maturities;

•	monitor and manage daily and intra-daily liquidity positions and risk exposures for timely payment and settlement of financial obligations due under both normal and crisis situations;

•	conduct periodic contingency analysis in anticipation of any potential liquidity crisis and establish and implement emergency plans in case of a crisis actually happening; and

•	consider liquidity-related costs, benefits of and risks in determining the pricing of the Group’s products and services, employee performance evaluations and approval of launching of new products and services.

As for any potential liquidity shortage at or near the end of each month, Shinhan Card maintains liquidity at a level sufficient to withstand credit shortage for three months. In addition, Shinhan Card manages liquidity risk by defining and managing various indicators of liquidity risk, such as the actual liquidity gap ratio (in relation to the different maturities for assets as compared to liabilities), the liquidity buffer ratio, the maturity repayment ratio, the ratio of actual funding compared to budgeted funding and the ratio of asset-backed securities to total borrowings, at different risk levels of “caution”, “unstable” and “at risk”, and the Group also has contingency plans in place in case of any emergency or crisis.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

(In millions of won)

4.	Financial risk management (continued)

Contractual maturities for financial instruments including cash flows of principal and interest and off balance as of December 31, 2016 and 2015 are as follows:

	2016
	Less than 1 month		1~3 months	3~6 months	6 months~ 1 year	1~5 years	More than 5 years	Total
Non-derivative financial instruments:
Assets:
Cash and due from banks	￦	15,619,847	1,282,950	1,065,296	1,219,959	37,590	38,481	19,264,123
Trading assets(*2)		26,496,604	30,052	42,351	70,706	36,226	20,014	26,695,953
Financial assets designated at fair value through profit or loss		2,481,122	1,029	21,342	—	606,257	306,534	3,416,284
Loans		30,017,816	32,259,593	40,491,876	57,580,253	72,248,194	53,783,871	286,381,603
Available-for-sale financial assets(*2)		31,847,430	1,286,987	—	1,515,705	68,025	2,956,893	37,675,040
Held-to-maturity financial assets		185,988	260,512	180,403	1,513,782	10,755,027	12,824,191	25,719,903
Other financial assets		12,434,933	15,915	17,036	359,283	1,159,021	92,494	14,078,682

	￦	119,083,740	35,137,038	41,818,304	62,259,688	84,910,340	70,022,478	413,231,588

Liabilities:
Deposits(*3)	￦	121,707,981	22,583,391	29,620,700	49,624,644	14,144,690	3,032,191	240,713,597
Trading liabilities		1,976,760	—	—	—	—	—	1,976,760
Financial liabilities designated at fair value through profit or loss		429,578	452,306	475,221	1,380,011	5,412,373	1,084,419	9,233,908
Borrowings		13,697,990	1,914,573	1,293,030	2,715,323	4,191,730	1,692,283	25,504,929
Debt securities issued		1,394,163	2,435,353	4,597,809	7,371,729	26,138,646	5,492,930	47,430,630
Other financial liabilities		15,926,502	42,045	307,056	126,355	367,888	59,365	16,829,211

	￦	155,132,974	27,427,668	36,293,816	61,218,062	50,255,327	11,361,188	341,689,035

Off balance(*4):
Finance guarantee contracts	￦	3,424,022	—	—	—	—	—	3,424,022
Loan commitments and other		76,173,506	—	—	—	—	—	76,173,506

	￦	79,597,528	—	—	—	—	—	79,597,528

Derivatives(*5):
Cash inflows	￦	2,952,185	514,990	819,654	1,979,609	1,361,541	117,374	7,745,353
Cash outflows		(3,161,870)	(513,356)	(798,321)	(1,884,914)	(1,128,730)	(26,054)	(7,513,245)

	￦	(209,685)	1,634	21,333	94,695	232,811	91,320	232,108

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

(In millions of won)

4.	Financial risk management (continued)

	2015
	Less than 1 month		1~3 months	3~6 months	6 months~ 1 year	1~5 years	More than 5 years	Total
Non-derivative financial instruments:
Assets:
Cash and due from banks	￦	16,843,128	1,641,876	1,530,110	2,050,819	29,843	23,073	22,118,849
Trading assets(*2)		22,501,571	24,397	30,194	73,262	20,028	6,593	22,656,045
Financial assets designated at fair value through profit or loss		2,369,896	51,860	4,688	97,645	619,170	101,074	3,244,333
Loans		29,674,971	30,614,739	37,138,646	55,209,656	66,445,746	54,084,550	273,168,308
Available-for-sale financial assets(*2)		29,415,328	1,091,745	12,623	1,173,011	398,156	1,904,249	33,995,112
Held-to-maturity financial assets		78,916	236,378	565,038	1,085,581	9,518,678	9,582,297	21,066,888
Other financial assets		8,057,613	24,202	21,106	290,955	3,502,493	90,587	11,986,956

	￦	108,941,423	33,685,197	39,302,405	59,980,929	80,534,114	65,792,423	388,236,491

Liabilities:
Deposits(*3)	￦	108,029,850	21,996,113	26,252,328	51,392,270	13,511,745	3,415,583	224,597,889
Trading liabilities		2,135,390	—	—	—	—	—	2,135,390
Financial liabilities designated at fair value through profit or loss		151,597	368,648	335,632	1,586,608	5,496,762	977,743	8,916,990
Borrowings		10,799,071	2,321,249	1,410,898	2,392,047	4,425,261	682,720	22,031,246
Debt securities issued		805,212	2,582,626	3,036,650	8,292,380	25,620,414	4,096,669	44,433,951
Other financial liabilities		18,623,136	43,873	303,104	154,200	321,174	55,163	19,491,650

	￦	140,544,256	27,303,509	31,338,612	63,817,505	49,375,356	9,227,878	321,607,116

Off balance(*4):
Finance guarantee contracts	￦	3,679,486	—	—	—	—	—	3,679,486
Loan commitments and other		76,965,151	—	—	—	—	—	76,965,151

	￦	80,644,637	—	—	—	—	—	80,644,637

Derivatives(*5):
Cash inflows	￦	2,040,644	493,895	375,267	1,127,109	1,835,195	42,160	5,914,270
Cash outflows		(2,601,358)	(329,658)	(354,063)	(1,075,864)	(1,645,263)	(30,270)	(6,036,476)

	￦	(560,714)	164,237	21,204	51,245	189,932	11,890	(122,206)

(*1)	These amounts include cash flows of principal and interest on financial assets and liabilities.
(*2)	Available-for-sale financial assets and trading assets which are not restricted for sale and measured at market prices were included in the ‘Less than 1 month’ category; and the other available-for-sale financial assets and trading assets are classified by the earliest maturities available for sale.
(*3)	Demand deposits amounting to ￦93,639,192 million and ￦83,639,042 million as of December 31, 2016 and 2015 are included in the ‘Less than 1 month’ category, respectively.
(*4)	Financial guarantees such as financial guarantee contracts and loan commitments and others provided by the Group are classified based on the earliest date at which the Group should fulfill the obligation under the guarantee when the counterparty requests payment.
(*5)	Derivatives held for trading are presented as less than one month because contractual maturities are not essential for an understanding of the timing of the cash flows. Derivatives entered into for the purpose of hedging are presented by maturity.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

(In millions of won)

4.	Financial risk management (continued)

(e)	Measurement of fair value

The fair values of financial instruments being traded in an active market are determined by the published market prices of each period end. The published market prices of financial instruments being held by the Group are based on the trading agencies’ notifications. If the market for a financial instrument is not active, such as OTC (Over The Counter market) derivatives, fair value is determined either by using a valuation technique or independent third-party valuation service.

The Group uses various valuation techniques and is setting rational assumptions based on the present market situations. Such valuation techniques may include using recent arm’s length market transactions between knowledgeable, willing parties, if available, reference to the current fair value of another instrument that is substantially the same, discounted cash flow analysis and option pricing models.

The Group classifies and discloses fair value of financial instruments into the following three-level hierarchy:

•	Level 1: Financial instruments measured at quoted prices from active markets are classified as fair value level 1.

•	Level 2: Financial instruments measured using valuation techniques where all significant inputs are observable market data are classified as level 2.

•	Level 3: Financial instruments measured using valuation techniques where one or more significant inputs are not based on observable market data are classified as level 3.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

(In millions of won)

4.	Financial risk management (continued)

i) Financial instruments measured at fair value

•	The fair value hierarchy of financial assets presented at their fair values in the statements of financial position as of December 31, 2016 and 2015 are as follows:

	2016
	Level 1		Level 2	Level 3	Total
Financial assets
Trading assets:
Debt securities	￦	8,633,933	13,721,703	34,928	22,390,564
Equity securities		1,375,463	2,634,532	47,549	4,057,544
Gold deposits		247,845	—	—	247,845
Financial assets designated at fair value through profit or loss:
Debt securities and others		393,749	1,541,608	292,829	2,228,186
Equity securities		3,868	862,838	321,210	1,187,916
Derivative assets:
Trading		17,316	2,704,643	104,683	2,826,642
Hedging		—	168,551	7,666	176,217
Available-for-sale financial assets:
Debt securities		8,127,404	24,365,862	328,805	32,822,071
Equity securities		897,536	388,448	3,554,636	4,840,620

	￦	19,697,114	46,388,185	4,692,306	70,777,605

Financial liabilities:
Trading liabilities:
Securities sold	￦	1,490,765	—	—	1,490,765
Gold deposits		485,995	—	—	485,995
Financial liabilities designated at fair value through profit or loss:
Deposits		—	4,277	2,005	6,282
Securities sold		10,134	—	—	10,134
Derivatives-combined securities		—	1,644,904	7,572,322	9,217,226
Derivative liabilities:
Trading		14,130	2,715,327	345,357	3,074,814
Hedging		—	194,302	259,128	453,430

	￦	2,001,024	4,558,810	8,178,812	14,738,646

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

(In millions of won)

4.	Financial risk management (continued)

	2015
	Level 1		Level 2	Level 3	Total
Financial assets
Trading assets:
Debt securities	￦	5,496,812	13,789,920	159,454	19,446,186
Equity securities		1,168,610	1,832,283	42,149	3,043,042
Gold deposits		149,221	—	—	149,221
Financial assets designated at fair value through profit or loss:
Debt securities and others		133,652	1,868,749	326,618	2,329,019
Equity securities		6,045	784,596	124,506	915,147
Derivative assets:
Trading		4,881	1,695,320	113,160	1,813,361
Hedging		—	153,455	27,898	181,353
Available-for-sale financial assets:
Debt securities		9,265,153	19,582,353	190,134	29,037,640
Equity securities		1,545,321	594,186	2,788,924	4,928,431

	￦	17,769,695	40,300,862	3,772,843	61,843,400

Financial liabilities:
Trading liabilities:
Securities sold	￦	1,681,785	—	—	1,681,785
Gold deposits		453,605	—	—	453,605
Financial liabilities designated at fair value through profit or loss:
Deposits		—	10,542	2,967	13,509
Securities sold		86,532	—	—	86,532
Derivatives-combined securities		—	2,374,637	6,441,654	8,816,291
Derivative liabilities:
Trading		9,122	1,653,121	752,927	2,415,170
Hedging		—	92,146	91,972	184,118

	￦	2,231,044	4,130,446	7,289,520	13,651,010

•	There was no transfer between level 1 and level 2 for the years ended December 31, 2016 and 2015.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

(In millions of won)

4.	Financial risk management (continued)

•	Changes in carrying values of financial instruments classified as Level 3 for the years ended December 31, 2016 and 2015 are as follows:

	2016
	Trading assets		Financial assets designated at FVTPL(*3)	Available-for-sale financial assets	Derivative assets and liabilities, net	Financial liabilities designated at FVTPL(*3)
Beginning balance	￦	201,603	451,124	2,979,058	(703,841)	(6,444,621)
Recognized in total comprehensive income for the year:
Recognized in profit (loss) for the year(*1)		5,026	6,020	28,645	141,080	(508,916)
Recognized in other comprehensive income (loss) for the year		—	—	(81,812)	—	—

		5,026	6,020	(53,167)	141,080	(508,916)
Purchase		76,810	337,012	1,308,840	10,226	—
Issue		—	—	—	—	(5,402,714)
Settlement		(200,962)	(180,117)	(359,694)	40,710	4,781,924
Transfer in(*2)		—	—	20,382	19,689	—
Transfer out(*2)		—	—	(11,978)	—	—

Ending balance	￦	82,477	614,039	3,883,441	(492,136)	(7,574,327)

	2015
	Trading assets		Financial assets designated at FVTPL(*3)	Available-for-sale financial assets	Derivative assets and liabilities, net	Financial liabilities designated at FVTPL(*3)
Beginning balance	￦	165,790	559,465	2,583,513	(38,448)	(6,988,434)
Recognized in total comprehensive income for the year:
Recognized in profit (loss) for the year(*1)		4,426	(70,335)	61,988	(594,773)	469,274
Recognized in other comprehensive income (loss) for the year		—	—	(32,170)	(163)	—

		4,426	(70,335)	29,818	(594,936)	469,274
Purchase		278,477	354,258	903,357	15,932	(179)
Issue		—	—	—	—	(7,662,427)
Settlement		(247,090)	(392,264)	(462,617)	(86,327)	7,737,145
Transfer in(*2)		—	—	23,511	—	—
Transfer out(*2)		—	—	(98,524)	(62)	—

Ending balance	￦	201,603	451,124	2,979,058	(703,841)	(6,444,621)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

(In millions of won)

4.	Financial risk management (continued)

(*1)	Recognized profit or loss of the changes in carrying value of financial instruments classified as Level 3 for the years ended December 31, 2016 and 2015, are included in the accounts of the statements of comprehensive income, of which the amounts and the related accounts are as follows:

	2016			2015
	Amounts recognized in profit or loss		Recognized profit or loss from the financial instruments held as of December 31	Amounts recognized in profit or loss	Recognized profit or loss from the financial instruments held as of December 31
Trading income	￦	332,400	37,466	(517,524)	(797,960)
Gain (loss) on financial instruments designated at FVTPL		(502,896)	(169,424)	398,938	726,298
Gain (loss) on disposal of available-for-sale financial assets		25,546	354	148,084	—
Impairment losses on financial assets		(6,685)	(5,964)	(88,327)	(85,679)
Other operating income (expenses)		(176,510)	(176,359)	(70,591)	(70,385)

	￦	(328,145)	(313,927)	(129,420)	(227,726)

(*2)	Changes in levels for the financial instruments occurred due to the change in the availability of observable market data. The Group reviews the levels of financial instruments as of the end of the reporting period considering the related events and circumstances in the reporting period.
(*3)	FVTPL: fair value through profit or loss

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

(In millions of won)

4.	Financial risk management (continued)

•	Valuation techniques and inputs used in measuring the fair value of financial instruments classified as level 2 as of December 31, 2016 are as follows:

Type of financial instrument	Valuation technique	Carrying value		Significant inputs
Assets
Trading assets:
Debt securities	DCF(*1)	￦	13,721,703	Discount rate
Equity securities	NAV(*2)		2,634,532	Price of underlying assets

			16,356,235

Financial assets designated at fair value through profit or loss:
Debt securities	DCF(*1)		1,541,608	Discount rate
Equity securities	NAV(*2)		862,838	Price of underlying assets

			2,404,446

Derivative assets:
Trading	Option model, DCF(*1)		2,704,643	Discount rate, foreign exchange rate, volatility, stock price, commodity index, etc.
Hedging			168,551

			2,873,194

Available-for-sale financial assets:
Debt securities Equity securities	DCF(*1) NAV(*2)		24,365,862 388,448	Discount rate , growth rate, price of underlying assets

			24,754,310

			46,388,185

Liabilities
Financial liabilities designated at fair value through profit or loss:
Others	DCF(*1)		1,649,181	Discount rate
Derivative liabilities:
Trading	Option model, DCF(*1)		2,715,327	Discount rate, foreign exchange rate, volatility, stock price, commodity index, etc.
Hedging			194,302

			2,909,629

		￦	4,558,810

(*1)	DCF: Discounted cash flow
(*2)	NAV: Net asset value

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

(In millions of won)

4.	Financial risk management (continued)

•	Valuation techniques and significant inputs, but not observable, used in measuring the fair value of financial instruments classified as level 3 as of December 31, 2016 are as follows:

Type of financial instrument	Valuation technique	Carrying value (*4)		Significant unobservable inputs	Range
Financial assets
Trading assets:
Debt securities	DCF(*1) Option model(*2)	￦	34,928	The volatility of the underlying asset Correlations	0.00%~36.30% 69.90%
Financial assets designated at fair value through profit or loss:
Debt securities and other securities	DCF(*1)		614,039	The volatility of the underlying asset Correlations	3.92%~79.96% 6.58%~74.33%
Derivative assets:
Equity and foreign exchange related	Option model(*2)		86,657	The volatility of the underlying asset Correlations	0.00%~39.24% (19.03%)~74.33%
Interest rates related	Option model(*2)		14,047	The volatility of the underlying asset Regression coefficient Correlations	0.42%~4.53% 0.02%~2.05% 52.78%~100%
Credit and commodity related	Option model(*2)		11,645	The volatility of the underlying asset Correlations	4.18%~72.00% (49.15)%~91.88%

			112,349

Available-for-sale financial assets:
Debt securities	DCF(*1)		328,805	Discount rate Growth rate	0.64%~44.84% 0.00%~2.00%
Equity securities	NAV(*3)		3,554,636

			3,883,441

		￦	4,644,757

(*1)	DCF: discounted cash flow
(*2)	Option model that the Group uses in derivative valuation includes Black-Scholes model, Hull-White model, Monte Carlo simulation, etc.
(*3)	NAV: net asset value
(*4)	Valuation techniques and inputs are not disclosed when the carrying amount is a reasonable approximation of fair value.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

(In millions of won)

4.	Financial risk management (continued)

Type of financial instrument	Valuation technique	Carrying value (*2)		Significant unobservable inputs	Range
Financial liabilities
Financial liabilities designated at fair value through profit or loss:
Equity related	Option model(*1)	￦	7,574,327	The volatility of the underlying asset Correlations	20.99%~28.63% 9.53%~58.13%
Derivative liabilities:
Equity and foreign exchange related	Option model(*1)		262,350	The volatility of the underlying asset Correlations	6.59%~78.84% (14.40)%~75.17%
Interest rates related	Option model(*1)		298,512	The volatility of the underlying asset Regression coefficient Correlations	0.42%~28.57% 0.02%~3.02% 0.79%~100%
Credit and commodity related	Option model(*1)		43,623	The volatility of the underlying asset Correlations	6.76~41.58% (49.15)%~99.99%

			604,485

		￦	8,178,812

(*1)	Option model that the Group uses in derivative valuation includes Black-Scholes model, Hull-White model, Monte Carlo simulation, etc.
(*2)	Valuation techniques and inputs are not disclosed when the carrying amount is a reasonable approximation of fair value.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

(In millions of won)

4.	Financial risk management (continued)

•	Sensitivity analysis for fair value measurements in Level 3

Although the Group believes that its estimates of fair value are appropriate, the use of different methodologies or assumptions could lead to different measurements of fair value.

For level 3 fair value measurement, changing one or more of the unobservable inputs used to reasonably possible alternative assumptions would have the following effects on profit or loss, or other comprehensive income as of December 31, 2016 and 2015.

	2016
	Favorable changes		Unfavorable changes
Financial assets:
Effects on profit or loss for the period(*1):
Financial assets designated at fair value through profit or loss	￦	2,737	(3,260)
Derivative assets		38,746	(17,927)

		41,483	(21,187)
Effects on other comprehensive income for the period:
Available-for-sale financial assets(*2)		59,782	(34,830)

	￦	101,265	(56,017)

Financial liabilities:
Effects on profit or loss for the period(*1):
Financial liabilities designated at fair value through profit or loss	￦	80,057	(108,955)
Derivative liabilities		80,589	(49,740)

	￦	160,646	(158,695)

	2015
	Favorable changes		Unfavorable changes
Financial assets:
Effects on profit or loss for the period(*1):
Trading assets	￦	64	(45)
Financial assets designated at fair value through profit or loss		2,837	(4,416)
Derivative assets		7,592	(11,254)

		10,493	(15,715)
Effects on other comprehensive income for the period:
Available-for-sale financial assets(*2)		90,343	(30,856)

	￦	100,836	(46,571)

Financial liabilities:
Effects on profit or loss for the period(*1):
Financial liabilities designated at fair value through profit or loss	￦	64,089	(79,575)
Derivative liabilities		87,885	(62,248)

	￦	151,974	(141,823)

(*1)	Fair value changes are calculated by increasing or decreasing the volatility of the underlying asset (-10~10%) or correlations (-10~10%).
(*2)	Fair value changes are calculated by increasing or decreasing discount rate (-1~1%) or growth rate (0~1%).

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

(In millions of won)

4.	Financial risk management (continued)

ii)	Financial instruments measured at amortized cost

•	The method of measuring the fair value of financial instruments measured at amortized cost is as follows:

Type	Measurement methods of fair value

Cash and due from banks	The carrying amount and the fair value for cash are identical and most of deposits are floating interest rate deposits or next day deposits of a short-term instrument. For this reason, the carrying value approximates fair value.

Loans	The fair value of the loans is measured by discounting the expected cash flow at the market interest rate and credit risk, etc.

Held-to-maturity financial assets	The fair value of held-to-maturity financial assets is determined by applying the lesser of two quoted bond prices provided by two bond pricing agencies as of the latest trading date

Deposits and borrowings	The carrying amount and the fair value for demand deposits, cash management account deposits, call money as short-term instrument are identical. The fair value of others is measured by discounting the contractual cash flow at the market interest rate that takes into account the residual risk.

Debt securities issued	The fair value of deposits and borrowings is based on the published price quotations in an active market. In case there is no data for an active market price, it is measured by discounting the contractual cash flow at the market interest rate that takes into account the residual risk.

•	The carrying value and the fair value of financial instruments measured at amortized cost as of December 31, 2016 and 2015 are as follows:

	2016			2015
	Carrying value		Fair value	Carrying value	Fair value
Assets:
Loans	￦	259,010,575	260,900,185	246,441,361	249,182,868
Held-to-maturity financial assets		19,805,084	20,732,400	16,192,060	17,489,238
Other financial assets		13,975,889	13,994,180	11,878,420	11,907,777

	￦	292,791,548	295,626,765	274,511,841	278,579,883

Liabilities:
Deposits	￦	235,137,958	235,175,778	217,676,428	217,907,829
Borrowings		25,294,241	25,340,042	21,733,865	21,799,206
Debt securities issued		44,326,785	44,651,811	41,221,284	41,878,643
Other financial liabilities		16,848,941	16,813,145	19,535,670	19,508,155

	￦	321,607,925	321,980,776	300,167,247	301,093,833

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

(In millions of won)

4.	Financial risk management (continued)

•	The fair value hierarchy of financial assets and liabilities which are not measured at their fair values in the statements of financial position as of December 31, 2016 and 2015 are as follows:

	2016
	Level 1		Level 2	Level 3	Total
Assets:
Loans	￦	11,236	2,019,178	258,869,771	260,900,185
Held-to-maturity financial assets		7,658,696	13,073,704	—	20,732,400
Other financial assets		32,952	9,882,610	4,078,618	13,994,180

	￦	7,702,884	24,975,492	262,948,389	295,626,765

Liabilities:
Deposits	￦	2,584,682	95,123,504	137,467,592	235,175,778
Borrowings		6,116,774	812,184	18,411,084	25,340,042
Debt securities issued in won		—	28,927,528	15,724,283	44,651,811
Other financial liabilities		37,061	4,741,882	12,034,202	16,813,145

	￦	8,738,517	129,605,098	183,637,161	321,980,776

	2015
	Level 1		Level 2	Level 3	Total
Assets:
Loans	￦	27,038	1,577,960	247,577,870	249,182,868
Held-to-maturity financial assets		6,360,572	11,128,666	—	17,489,238
Other financial assets		25,165	7,669,816	4,212,796	11,907,777

	￦	6,412,775	20,376,442	251,790,666	278,579,883

Liabilities:
Deposits	￦	2,102,888	85,012,736	130,792,205	217,907,829
Borrowings		5,499,951	273,026	16,026,229	21,799,206
Debt securities issued in won		—	27,375,939	14,502,704	41,878,643
Other financial liabilities		25,803	7,488,938	11,993,414	19,508,155

	￦	7,628,642	120,150,639	173,314,552	301,093,833

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

(In millions of won)

4.	Financial risk management (continued)

•	For financial instruments not measured at fair value in the statement of financial position but for which the fair value is disclosed, information on valuation technique and inputs used in measuring fair value of financial instruments classified as level 2 or level 3 at December 31, 2016 and 2015 are as follows:

	2016
	Fair value(*2)		Valuation technique	Inputs
Financial instruments classified as level 2:
Assets
Loans	￦	2,019,178	DCF(*1)	Discount rate, credit spread, prepayment rate
Held-to-maturity financial assets		13,073,704	DCF(*1)	Discount rate
Other financial assets		9,882,609	DCF(*1)	Discount rate

		24,975,491

Liabilities
Deposits		95,123,504	DCF(*1)	Discount rate
Borrowings		812,184	DCF(*1)	Discount rate
Debt securities issued		27,838,862	DCF(*1)	Discount rate
Other financial liabilities		4,741,881	DCF(*1)	Discount rate

	￦	128,516,431

Financial instruments classified as level 3:
Assets
Loans	￦	258,869,771	DCF(*1)	Discount rate, credit spread, prepayment rate
Other financial assets		4,078,168	DCF(*1)	Discount rate

		262,947,939

Liabilities
Deposits		137,467,592	DCF(*1)	Discount rate
Borrowings		18,351,084	DCF(*1)	Discount rate
Debt securities issued		15,724,283	DCF(*1)	Discount rate, regression coefficient, correlation coefficient
Other financial liabilities		12,033,429	DCF(*1)	Discount rate

	￦	183,576,388

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

(In millions of won)

4.	Financial risk management (continued)

	2015
	Fair value(*2)		Valuation technique	Inputs
Financial instruments classified as level 2:
Assets
Loans	￦	1,577,960	DCF(*1)	Discount rate, credit spread, prepayment rate
Held-to-maturity financial assets		11,128,666	DCF(*1)	Discount rate
Other financial assets		7,669,816	DCF(*1)	Discount rate

		20,376,442

Liabilities
Deposits		85,012,736	DCF(*1)	Discount rate
Borrowings		273,026	DCF(*1)	Discount rate
Debt securities issued		27,375,939	DCF(*1)	Discount rate
Other financial liabilities		7,488,938	DCF(*1)	Discount rate

	￦	120,150,639

Financial instruments classified as level 3:
Assets
Loans	￦	247,577,870	DCF(*1)	Discount rate, credit spread, prepayment rate
Other financial assets		4,212,796	DCF(*1)	Discount rate

		251,790,666

Liabilities
Deposits		130,792,205	DCF(*1)	Discount rate
Borrowings		16,026,229	DCF(*1)	Discount rate
Debt securities issued		14,502,704	DCF(*1)	Discount rate, regression coefficient, correlation coefficient
Other financial liabilities		11,993,414	DCF(*1)	Discount rate

	￦	173,314,552

(*1)	DCF: discounted cash flow
(*2)	Valuation techniques and inputs are not disclosed when the carrying amount is a reasonable approximation of fair value

iii)	Changes in the difference between the fair value at initial recognition (the transaction price) and the value using models with unobservable inputs for the years ended December 31, 2016 and 2015

	2016		2015
Beginning balance	￦	(102,016)	(86,178)
Deferral on new transactions		(70,948)	(69,818)
Recognized in profit for the year		83,269	53,980

Ending balance	￦	(89,695)	(102,016)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

(In millions of won)

4.	Financial risk management (continued)

(f)	Classification by categories of financial instruments

Financial assets and liabilities are measured at fair value or amortized cost. The financial instruments measured at fair value or amortized cost are measured in accordance with the Group’s valuation methodologies, which are described in Note 4.(e) Measurement of fair value.

The carrying amounts of each category of financial assets and financial liabilities as of December 31, 2016 and 2015 are as follows:

	2016
	Trading assets		FVTPL assets (*1)	AFS (*2)	HTM (*3)	Loans and receivable	Derivatives held for hedging	Total
Assets:
Cash and due from banks	￦	—	—	—	—	19,181,165	—	19,181,165
Trading assets		26,695,953	—	—	—	—	—	26,695,953
Financial assets designated at FVTPL(*1)		—	3,416,102	—	—	—	—	3,416,102
Derivatives		2,826,642	—	—	—	—	176,217	3,002,859
Loans		—	—	—	—	259,010,575	—	259,010,575
AFS financial assets(*2)		—	—	37,662,691	—	—	—	37,662,691
HTM financial assets(*3)		—	—	—	19,805,084	—	—	19,805,084
Other		—	—	—	—	13,975,889	—	13,975,889

	￦	29,522,595	3,416,102	37,662,691	19,805,084	292,167,629	176,217	382,750,318

	2016
	Trading liabilities		FVTPL liabilities (*1)	Financial liabilities measured at amortized cost	Derivatives held for hedging	Total
Liabilities:
Deposits	￦	—	—	235,137,958	—	235,137,958
Trading liabilities		1,976,760	—	—	—	1,976,760
Financial liabilities designated at FVTPL(*1)		—	9,233,642	—	—	9,233,642
Derivatives		3,074,814	—	—	453,430	3,528,244
Borrowings		—	—	25,294,241	—	25,294,241
Debt securities issued		—	—	44,326,785	—	44,326,785
Other		—	—	16,848,941	—	16,848,941

	￦	5,051,574	9,233,642	321,607,925	453,430	336,346,571

(*1)	FVTPL: fair value through profit of loss
(*2)	AFS: available-for-sale
(*3)	HTM: held-to-maturity

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

(In millions of won)

4.	Financial risk management (continued)

	2015
	Trading assets		FVTPL assets (*1)	AFS (*2)	HTM (*3)	Loans and receivable	Derivatives held for hedging	Total
Assets:
Cash and due from banks	￦	—	—	—	—	22,024,404	—	22,024,404
Trading assets		22,638,449	—	—	—	—	—	22,638,449
Financial assets designated at FVTPL(*1)		—	3,244,166	—	—	—	—	3,244,166
Derivatives		1,813,361	—	—	—	—	181,353	1,994,714
Loans		—	—	—	—	246,441,361	—	246,441,361
AFS financial assets(*2)		—	—	33,966,071	—	—	—	33,966,071
HTM financial assets(*3)		—	—	—	16,192,060	—	—	16,192,060
Other		—	—	—	—	11,878,420	—	11,878,420

	￦	24,451,810	3,244,166	33,966,071	16,192,060	280,344,185	181,353	358,379,645

	2015
	Trading liabilities		FVTPL liabilities(*1)	Financial liabilities measured at amortized cost	Derivatives held for hedging	Total
Liabilities:
Deposits	￦	—	—	217,676,428	—	217,676,428
Trading liabilities		2,135,390	—	—	—	2,135,390
Financial liabilities designated at FVTPL(*1)		—	8,916,332	—	—	8,916,332
Derivatives		2,415,170	—	—	184,118	2,599,288
Borrowings		—	—	21,733,865	—	21,733,865
Debt securities issued		—	—	41,221,284	—	41,221,284
Other		—	—	19,535,670	—	19,535,670

	￦	4,550,560	8,916,332	300,167,247	184,118	313,818,257

(*1)	FVTPL: fair value through profit of loss
(*2)	AFS: available-for-sale
(*3)	HTM: held-to-maturity

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

(In millions of won)

4.	Financial risk management (continued)

(g)	Transfer of financial instruments

i)	Transfers that do not qualify for derecognition

•	Bonds sold under repurchase agreements as of December 31, 2016 and 2015 are as follows:

	2016		2015
Transferred asset:
Financial assets at fair value through profit or loss	￦	7,011,684	5,609,587
Available-for-sale financial assets		1,104,923	1,050,002
Held-to-maturity financial assets		489,204	497,786
Loans		200	270,100
Associated liabilities:
Bonds sold under repurchase agreements	￦	8,082,626	6,621,251

•	Securities loaned as of December 31, 2016 and 2015 are as follows:

	2016		2015	Borrowers
Government bonds	￦	414,745	36,786	Korea Securities Finance Corp., Mitsui Sumitomo and others
Financial institutions bonds		260,014	130,019	Korea Securities Finance Corp., Korea Securities Depository
Equity securities		10,333	—	JP MORGAN SECURITIES

	￦	685,092	166,805

ii)	Financial instruments qualified for derecognition and continued involvement

There was no financial instruments which qualify for derecognition and in which the Group has continuing involvements as of December 31, 2016, and 2015.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

(In millions of won)

4.	Financial risk management (continued)

(h)	Offsetting financial assets and financial liabilities

Financial assets and liabilities subject to offsetting, enforceable master netting arrangements and similar agreements as of December 31, 2016 and 2015 are as follows:

	2016
	Gross amounts of recognized financial assets/ liabilities		Gross amounts of recognized financial liabilities set off in the	Net amounts of financial assets presented in the statement of financial position	Related amounts not set off in the statement of financial position
			statement of financial position		Financial instruments	Cash collateral received	Net amount
Assets:
Derivatives(*1)	￦	2,980,805	—	2,980,805	5,049,847	296,155	1,922,783
Other financial instruments(*1)		4,904,754	616,774	4,287,980
Bonds purchased under repurchase agreements(*2)		12,005,767	—	12,005,767	11,491,811	—	513,956
Securities loaned(*2)		685,091	—	685,091	338,947	—	346,144
Domestic exchange settlement debit(*3)		30,589,675	24,486,360	6,103,315	27,156	—	6,076,159
Receivables from disposal of securities(*4)		1,891	495	1,396	—	—	1,396
Insurance receivables		4,069	—	4,069	2,450	—	1,619

		51,172,052	25,103,629	26,068,423	16,910,211	296,155	8,862,057

Liabilities:
Derivatives(*1)		4,438,363	—	4,438,363	5,058,660	467,195	2,661,326
Other financial instruments(*1)		4,365,592	616,774	3,748,818
Bonds purchased under repurchase agreements(*2)		8,082,626	—	8,082,626	8,082,626	—	—
Securities borrowed(*2)		1,490,765	—	1,490,765	1,490,765	—	—
Domestic exchange settlement pending(*3)		25,448,312	24,486,360	961,952	957,406	—	4,546
Payable from purchase of securities(*4)		500	495	5	5	—	—
Insurance payables		2,450	—	2,450	2,450	—	—

	￦	43,828,608	25,103,629	18,724,979	15,591,912	467,195	2,665,872

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

(In millions of won)

4.	Financial risk management (continued)

	2015
	Gross amounts of recognized		Gross amounts of recognized financial liabilities set off in the	Net amounts of financial assets presented in the	Related amounts not set off in the statement of financial position
	financial assets/ liabilities		statement of financial position	statement of financial position	Financial instruments	Cash collateral received	Net amount
Assets:
Derivatives(*1)	￦	1,903,714	—	1,903,714	6,977,154	10,361	2,285,289
Other financial instruments(*1)		8,497,835	1,128,745	7,369,090
Bonds purchased under repurchase agreements(*2)		12,957,346	—	12,957,346	12,431,670	—	525,676
Securities loaned(*2)		166,805	—	166,805	159,807	—	6,998
Domestic exchange settlement debit(*3)		27,408,941	25,036,860	2,372,081	18,939	—	2,353,142
Receivables from disposal of securities(*4)		2,117	523	1,594	—	—	1,594
Insurance receivables		2,379	—	2,379	1,492	—	887

		50,939,137	26,166,128	24,773,009	19,589,062	10,361	5,173,586

Liabilities:
Derivatives(*1)		2,715,265	—	2,715,265	7,009,512	—	1,000,226
Other financial instruments(*1)		6,423,218	1,128,745	5,294,473
Bonds purchased under repurchase agreements(*2)		6,621,251	—	6,621,251	6,621,251	—	—
Securities borrowed(*2)		1,768,317	—	1,768,317	1,768,317	—	—
Domestic exchange settlement pending(*3)		27,245,592	25,036,860	2,208,732	2,165,161	—	43,571
Payable from purchase of securities(*4)		575	523	52	47	—	5
Insurance payables		1,492	—	1,492	1,492	—	—

	￦	44,775,710	26,166,128	18,609,582	17,565,780	—	1,043,802

(*1)	The Group has certain derivative transactions subject to the ISDA (International Derivatives Swaps and Dealers Association) agreement. According to the ISDA agreement, when credit events (e.g. default) of counterparties occur, all derivative agreements are terminated and set off.
(*2)	Resale and repurchase agreement, securities borrowing and lending agreement are also similar to ISDA agreement with respect to enforceable netting agreements.
(*3)	The Group has legally enforceable right to set off and settles financial assets and liabilities on a net basis. Therefore, domestic exchanges settlement receivables (payables) are recorded on a net basis in the consolidated statements of financial position.
(*4)	Receivables and payables related to settlement of purchase and disposition of enlisted securities are offset and the net amount is presented in the consolidated statement of financial position because the Group currently has a legally enforceable right to set off the recognized amounts and intends to settle on a net basis.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

(In millions of won)

4.	Financial risk management (continued)

(i)	Capital risk management

The controlling company, controlling banks or other financial institutions conducting banking business as prescribed in the Financial Holding Company Act, is required to maintain a minimum consolidated equity capital ratio of 8.0%.

“Consolidated equity capital ratio” is defined as the ratio of equity capital as a percentage of risk-weighted assets on a consolidated basis, determined in accordance with the Financial Services Commission requirements that have been formulated based on Bank of International Settlement standards. “Equity capital”, as applicable to bank holding companies, is defined as the sum of Common Equity Tier 1 capital (including common stock, share premium resulting from the issue of instruments included common equity Tier 1, retained earnings, etc.), Additional Tier 1 capital (with the minimum set of criteria for an instrument issued by the Group to meet, i.e. ‘perpetual’) and Tier 2 capital (to provide loss absorption on a gone-concern basis) less any deductible items (including goodwill, income tax assets, etc.), each as defined under the Regulation on the Supervision of Financial Holding Companies. “Risk-weighted assets” is defined as the sum of credit risk-weighted assets and market risk-weighted assets.

The capital adequacy ratio of the Group as of December 31, 2016 and 2015 are as follows:

	2016		2015
Capital:
Tier I common equity capital	￦	25,325,054	21,882,817
Additional tier 1 capital		885,366	1,311,374

Tier I capital		26,210,420	23,194,191
Tier II capital		3,576,095	4,022,257

Total capital (A)	￦	29,786,515	27,216,448

Total risk-weighted assets (B)	￦	198,642,643	203,274,542

Capital adequacy ratio (A/B)		15.00%	13.39%
Tier I capital adequacy ratio		13.19%	11.41%
Common equity capital adequacy ratio		12.75%	10.77%

As of December 31, 2016 and 2015, the Group met the regulatory capital ratio above 8%.

Shinhan Life Insurance measures and manages RBC (risk based capital) ratio according to the Regulation on Supervision of Insurance Business to maintain required capital for the solvency margin.

As of December 31, 2016 and 2015, the Group’s BIS capital ratio and Shinhan Life Insurance’s RBC ratio exceed the regulatory minimum ratios.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

(In millions of won)

5.	Significant estimate and judgment

The preparation of consolidated financial statements requires the application of certain critical accounting and assumptions relative to the future. Management’s estimate of the outcome may differ from an actual outcome if managements’ estimate and assumption based on its best judgment at the reporting date are different from an actual environment. The change in an accounting estimate is recognized prospectively in profit or loss in the year of the change, if the change affects that year only, or the year of the change and future years, if the change affects both.

(a)	Goodwill

The Group assesses annually whether any objective evidence of impairment on goodwill exists in accordance with the accounting policy as described in note 3. The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. Value in use is measured based on estimates.

(b)	Income taxes

The Group is subject to tax law from various countries. Within the normal business process, there are various types of transaction and different accounting method that may add uncertainties to the decision of the final income taxes. Deferred tax is recognized, using the asset-liability method, in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. A deferred tax liability is recognized for taxable temporary differences and a deferred tax asset is recognized for deductible temporary differences to the extent that it is probable that taxable profit will be available against which they can be utilized and the taxable profit will be created in appropriate periods. However, actual income tax in the future may not be identical to the recognized deferred tax assets and liabilities, and this difference can affect current and deferred tax at the year when the final tax effect is conformed.

(c)	Fair value of financial instruments

The fair values of financial instruments which are not actively traded in the market are determined by using valuation techniques. The Group determines valuation method and assumptions based on significant market conditions at the end of each reporting year. Diverse valuation techniques are used to determine the fair value of financial instruments, from general market accepted valuation model internally developed valuation model that incorporates various types of assumptions and variables.

(d)	Allowances for loan losses, guarantees and unused loan commitments

The Group determines and recognizes allowances for losses on loans through impairment testing and recognizes provision for guarantees and unused loan commitments. The accuracy of provisions of credit losses is determined by the methodology and assumptions used for estimating expected cash flows of the borrower for allowances on individual loans and collectively assessing allowances for groups of loans, guarantees and unused loan commitments.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

(In millions of won)

5.	Significant estimate and judgment (continued)

(e)	Defined benefit obligation

The present value of defined benefit obligation that is measured by actuarial valuation method uses various assumptions which can change according to various elements. The rate used to discount post-employment benefit obligations is determined by reference to market yields at the end of the reporting year on high quality corporate bonds. The currency and term of the corporate bonds are consistent with the currency and estimated term of the post-employment benefit obligations. Actuarial gains and losses including experience adjustments and the effects of changes in actuarial assumptions are recognized in other comprehensive income or loss. Other significant assumptions related to defined benefit obligation are based on current market situation.

(f)	Impairment of available-for-sale equity investments

When there is a significant or prolonged decline in the fair value of an investment in an equity instrument below its original cost, there is objective evidence that available-for-sale equity investments are impaired. Accordingly, the Group considers the decline in the fair value of more than 30% against the original cost as “significant decline” and the status when the market price for marketable equity is less than the carrying amounts of instruments for six consecutive months as a “prolonged decline”.

(g)	Hedging relationship

The hedging instruments are expected to be “highly effective” in offsetting the changes in the fair value or cash flows of the respective hedged items during the period. For a cash flow hedge of a forecasted transaction, the transaction should be highly probable to occur and should present an exposure to variations in cash flows that could ultimately affect reported net income.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

(In millions of won)

6.	Investment in subsidiaries

(a)	Summarized financial information of the subsidiaries

i)	Condensed financial position for the controlling company and the Group’s subsidiaries as of December 31, 2016 and 2015 are as follows:

	2016				2015
	Total assets		Total liabilities	Total equity	Total assets	Total liabilities	Total equity
Shinhan Financial Group (Separate)	￦	27,195,607	6,977,746	20,217,861	27,675,487	6,894,501	20,780,986
Shinhan Bank		302,854,623	281,387,650	21,466,973	285,015,818	264,173,045	20,842,773
Shinhan Card Co., Ltd.		24,419,886	18,537,340	5,882,546	23,347,702	17,127,969	6,219,733
Shinhan Investment Corp.		25,554,489	22,478,057	3,076,432	24,337,413	21,811,577	2,525,836
Shinhan Life Insurance Co., Ltd.		27,499,836	25,814,288	1,685,548	24,544,625	22,963,260	1,581,365
Shinhan Capital Co., Ltd.		4,506,750	3,862,388	644,362	4,076,553	3,458,433	618,120
Jeju Bank		5,184,831	4,849,180	335,651	4,464,601	4,146,580	318,021
Shinhan Credit Information Co., Ltd.		23,077	8,897	14,180	23,889	8,632	15,257
Shinhan Private Equity		114,853	103,358	11,495	119,042	108,030	11,012
Shinhan BNP Paribas AMC		161,161	13,354	147,807	170,164	15,356	154,808
SHC Management Co., Ltd.		8,474	262	8,212	8,411	615	7,796
Shinhan Data System		34,403	21,565	12,838	26,669	16,404	10,265
Shinhan Savings Bank		970,146	839,328	130,818	795,144	675,435	119,709
Shinhan Aitas Co., Ltd.		53,886	8,434	45,452	42,794	4,965	37,829

(*1)	Condensed financial information of the subsidiaries is based on the consolidated financial information, if applicable.
(*2)	Subsidiaries such as trust, beneficiary certificate, corporate restructuring fund and private equity fund which are not actually operating their own business are excluded.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

(In millions of won)

6.	Investment in subsidiaries (continued)

ii)	Condensed comprehensive income statement for the controlling company and the Group’s subsidiaries for years ended December 31, 2016 and 2015 were as follows:

	2016				2015
	Operating income		Net income	Total comprehensive income	Operating income	Net income	Total comprehensive income
Shinhan Financial Group (separate)	￦	1,739,924	1,470,250	1,469,850	1,201,949	893,041	893,328
Shinhan Bank		16,672,337	1,940,621	1,717,969	14,656,853	1,489,988	1,197,961
Shinhan Card Co., Ltd.		4,672,819	707,344	558,438	4,740,139	694,774	629,164
Shinhan Investment Corp.		4,549,941	115,440	120,238	4,734,162	215,454	225,342
Shinhan Life Insurance Co., Ltd.		5,693,702	150,556	109,754	5,460,671	100,221	115,083
Shinhan Capital Co., Ltd.		302,710	33,868	34,059	380,867	46,081	52,754
Jeju Bank		190,191	25,160	19,969	167,479	19,397	14,665
Shinhan Credit Information Co., Ltd.		24,975	(1,174)	(1,047)	27,279	723	610
Shinhan Private Equity		2,404	512	844	373,577	6,401	6,602
Shinhan BNP Paribas AMC		69,834	14,302	14,363	83,718	23,653	23,721
SHC Management Co., Ltd.		115	416	416	287	215	215
Shinhan Data System		79,004	1,186	2,617	73,096	1,046	872
Shinhan Savings Bank		64,229	12,505	11,170	60,927	8,017	5,198
Shinhan Aitas Co., Ltd.		37,061	7,631	7,631	32,949	6,415	6,415

(*1)	Condensed financial information of the subsidiaries is based on the consolidated financial information, if applicable.
(*2)	Subsidiaries such as trust, beneficiary certificate, corporate restructuring fund and private equity fund which are not actually operating their own business are excluded.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

(In millions of won)

6.	Investment in subsidiaries (continued)

(b)	Change in subsidiaries

i)	Change in material consolidated subsidiaries during the year ended December 31, 2016 are as follows:

	Company	Description
Included	Shinhan Microfinance Co., Ltd.	Newly established subsidiary

”	PT Shinhan Sekuritas Indonesia	Acquisition

Excluded	PT Centratama Nasional Bank	Business combination under common control (note 51)

”	HKC&T Co., Ltd.	Liquidation

ii)	Change in material consolidated subsidiaries during the year ended December 31, 2015 are as follows:

	Company	Description
Included	Banco Shinhan de Mexico	Newly established subsidiary

”	PT Bank Shinhan Indonesia	Acquisition

”	PT Centratama Nasional Bank	Acquisition

”	PT. Shinhan Indo Finance	Acquisition

”	SHINHAN SECURITIES VIETNAM CO., LTD.	Acquisition

Subsidiaries such as trust, beneficiary certificate, corporate restructuring fund and private equity fund which are not actually operating their own business are excluded.

89

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

(In millions of won)

7.	Operating segments

(a)	Segment information

The general descriptions by operating segments as of December 31, 2016 are as follows:

Segment	Description
Banking(*)	Banking and related business

Credit card(*)	Credit card business

Securities	Securities trading, underwriting and brokerage services

Life insurance	Life insurance and related business

Others	Leasing, assets management and other businesses

(*)	The Group previously defined operating segments based on the legal entities of subsidiaries. As part of the Group’s strategy for innovation in the operating system, there has been a continuous increase in the number of hybrid branches under the Group’s channel integration strategy, which is named as One Portal. In addition to the inherent business of individual legal entities, there has been expanded business linking among entities in the Group, resulting in substantial changes in the internal and external business environment, such as the continuous development of combined products and services. In line with those changes, the internal reporting method to the chief operating decision maker was changed in 2016 to the business segment basis; and the Group redefined the reportable segments from the previous legal entity basis to the business basis and the previous year reportable segment information has been restated accordingly.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

(In millions of won)

7.	Operating segments (continued)

(b)	The following tables provide information of income and expense for each operating segment for the years ended December 31, 2016 and 2015.

	2016
	Banking		Credit card	Securities	Life insurance	Others	Consolidation adjustment	Total
Net interest income (loss)	￦	4,605,046	1,484,697	390,761	704,489	13,028	7,345	7,205,366
Net fees and commission income (loss)		717,097	408,601	248,845	19,068	169,081	2,847	1,565,539
Impairment losses on financial assets		(746,126)	(347,179)	(8,035)	(9,559)	(85,009)	245	(1,195,663)
General and administrative expenses		(2,907,314)	(802,037)	(406,017)	(227,639)	(215,759)	50,191	(4,508,575)
Other income (expense), net		190,909	296,829	(82,480)	(326,251)	43,783	(80,815)	41,975

Operating income		1,859,612	1,040,911	143,074	160,108	(74,876)	(20,187)	3,108,642
Equity method income (loss)		8,615	—	(273)	(1,188)	4,277	(1,436)	9,995
Income tax expense (benefit)		64,214	235,140	30,066	2,951	14,190	(1,008)	345,553

Profit (loss) for the period	￦	1,866,811	806,313	115,440	150,556	(79,150)	35,051	2,824,919

Controlling interest	￦	1,866,446	814,836	115,438	150,556	(79,151)	(93,347)	2,774,778
Non-controlling interests		365	(8,523)	2	—	1	58,296	50,141

	2015
	Banking		Credit card	Securities	Life insurance	Others	Consolidation adjustment	Total
Net interest income (loss)	￦	4,246,146	1,350,968	444,271	675,760	(32,274)	8,062	6,692,933
Net fees and commission income (loss)		689,122	433,441	266,529	32,232	194,530	5,125	1,620,979
Impairment losses on financial assets		(800,893)	(305,876)	(3,353)	(31,383)	(124,534)	1,986	(1,264,053)
General and administrative expenses		(2,779,864)	(830,355)	(479,567)	(204,975)	(244,929)	64,622	(4,475,068)
Other income (expense), net		294,633	319,758	34,080	(340,012)	174,140	(84,249)	398,350

Operating income		1,649,144	967,936	261,960	131,622	(33,067)	(4,454)	2,973,141
Equity method income		13,399	—	1,478	(277)	5,601	770	20,971
Income tax expense (benefit)		363,928	209,916	62,668	32,356	28,519	(2,768)	694,619

Profit (loss) for the period	￦	1,426,006	778,153	215,454	100,221	(59,454)	(14,422)	2,445,958

Controlling interest	￦	1,425,672	778,153	215,454	100,221	(66,492)	(85,837)	2,367,171
Non-controlling interests		334	—	—	—	7,038	71,415	78,787

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

(In millions of won)

7.	Operating segments (continued)

(c)	The following tables provide information of net interest income of each operating segment for the years ended December 31, 2016 and 2015.

	2016
	Banking		Credit card	Securities	Life insurance	Others	Consolidation adjustment	Total
Net interest income from:
External customers	￦	4,610,536	1,507,748	392,973	704,188	(10,079)	—	7,205,366
Internal transactions		(5,490)	(23,051)	(2,212)	301	23,107	7,345	—

	￦	4,605,046	1,484,697	390,761	704,489	13,028	7,345	7,205,366

	2015
	Banking		Credit card	Securities	Life insurance	Others	Consolidation adjustment	Total
Net interest income from:
External customers	￦	4,253,559	1,390,469	450,019	674,708	(75,822)	—	6,692,933
Internal transactions		(7,413)	(39,501)	(5,748)	1,052	43,548	8,062	—

	￦	4,246,146	1,350,968	444,271	675,760	(32,274)	8,062	6,692,933

(d)	The following tables provide information of net fees and commission income of each operating segment for the years ended December 31, 2016 and 2015.

	2016
	Banking		Credit card	Securities	Life insurance	Others	Consolidation adjustment	Total
Net fees and commission income from:
External customers	￦	744,464	427,592	255,999	26,769	110,715	—	1,565,539
Internal transactions		(27,367)	(18,991)	(7,154)	(7,701)	58,366	2,847	—

	￦	717,097	408,601	248,845	19,068	169,081	2,847	1,565,539

	2015
	Banking		Credit card	Securities	Life insurance	Others	Consolidation adjustment	Total
Net fees and commission income from:
External customers	￦	730,799	460,314	274,833	40,638	114,395	—	1,620,979
Internal transactions		(41,677)	(26,873)	(8,304)	(8,406)	80,135	5,125	—

	￦	689,122	433,441	266,529	32,232	194,530	5,125	1,620,979

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

(In millions of won)

7.	Operating segments (continued)

(e)	Financial information of geographical area

The following table provides information of income from external consumers by geographical area for the years ended December 31, 2016 and 2015.

	2016		2015
Domestic	￦	2,876,073	2,727,862
Overseas		232,569	245,279

	￦	3,108,642	2,973,141

The following table provides information of non-current assets by geographical area as of December 31, 2016 and 2015.

	2016		2015
Domestic	￦	7,568,195	7,397,788
Overseas		157,105	124,302

	￦	7,725,300	7,522,090

Non-current assets comprise property and equipment, intangible assets and investment properties.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

(In millions of won)

8.	Cash and due from banks

(a)	Cash and due from banks as of December 31, 2016 and 2015 are as follows:

	2016		2015

Cash and cash equivalents	￦	1,814,497	1,957,535

Deposits in won:
Reserve deposits		2,857,672	7,876,559
Time deposits		1,916,936	2,354,186
Certificate of deposits		19,897	29,801
Other		4,867,510	2,981,241

		9,662,015	13,241,787

Deposits in foreign currency:
Deposits		3,789,527	3,217,974
Time deposits		3,286,152	3,058,776
Other		644,684	561,165

		7,720,363	6,837,915

Allowance for credit losses		(15,710)	(12,833)

	￦	19,181,165	22,024,404

(b)	Restricted due from banks as of December 31, 2016 and 2015 are as follows:

	2016		2015
Deposits denominated in won:
Reserve deposits	￦	2,857,672	7,876,559
Other(*)		4,868,867	3,108,270

		7,726,539	10,984,829
Deposits denominated in foreign currency		1,379,514	1,854,514

	￦	9,106,053	12,839,343

(*)	Pursuant to the Regulation on Financial Investment Business, the Group is required to deposit certain portions of customers’ deposits with the Korean Securities Finance Corporation (“KSFC”) or banks to ensure repayment of customer deposits and the deposits may not be pledged as collateral.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

(In millions of won)

9.	Trading assets

Trading assets as of December 31, 2016 and 2015 are as follows:

	2016		2015
Debt securities:
Governments	￦	4,337,224	3,259,925
Financial institutions		7,461,375	6,776,284
Corporations		4,342,496	4,128,561
Commercial Papers		4,350,252	3,524,629
CMA(*)		1,793,312	1,572,270
Others		105,905	184,517

		22,390,564	19,446,186

Equity securities:
Stocks		703,467	890,901
Beneficiary certificates		3,233,937	2,102,134
Others		120,140	50,007

		4,057,544	3,043,042

Other:
Gold deposits		247,845	149,221

	￦	26,695,953	22,638,449

(*)	CMA: Cash management account deposits

10.	Financial asset designated at fair value through profit or loss

Financial assets designated at fair value through profit or loss as of December 31, 2016 and 2015 are as follows:

	2016		2015	Reason for designation
Debt securities	￦	1,908,342	1,879,521	Evaluation and management on a fair value basis, accounting mismatch
Equity securities(*)		1,187,916	915,147	Evaluation and management on a fair value basis, accounting mismatch
Others		319,844	449,498	Combined instrument

	￦	3,416,102	3,244,166

(*)	Restricted reserve for claims of customers’ deposits (trusts) as of December 31, 2016 and 2015 are ￦862,837 million and ￦784,596 million, respectively.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

(In millions of won)

11.	Derivatives

(a)	The notional amounts of derivatives as of December 31, 2016 and 2015 are as follows:

	2016		2015

Foreign currency related:
Over the counter:
Currency forwards	￦	92,309,997	55,057,195
Currency swaps		27,460,485	19,642,832
Currency options		1,210,658	2,430,336

		120,981,140	77,080,363
Exchange traded:
Currency futures		739,186	440,791

		121,720,326	77,521,154

Interest rates related:
Over the counter:
Interest rate swaps		53,104,809	47,124,620
Interest rate options		1,014,000	1,231,201

		54,118,809	48,355,821
Exchange traded:
Interest rate futures		2,099,017	2,088,507
Interest rate swaps(*)		27,658,703	29,544,300

		29,757,720	31,632,807

		83,876,529	79,988,628

Credit related:
Over the counter:
Credit swaps		1,244,502	1,154,315
Equity related:
Over the counter:
Equity swaps and forwards		12,187,176	3,707,762
Equity options		1,228,114	2,158,983

		13,415,290	5,866,745
Exchange traded:
Equity futures		492,562	385,164
Equity options		2,213,162	6,811,381

		2,705,724	7,196,545

		16,121,014	13,063,290

Commodity related:
Over the counter:
Commodity swaps and forwards		892,003	1,146,599
Commodity options		11,876	27,533

		903,879	1,174,132
Exchange traded:
Commodity futures		114,927	55,781

		1,018,806	1,229,913

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

(In millions of won)

11.	Derivatives (continued)

(a)	The notional amounts of derivatives as of December 31, 2016 and 2015 are as follows (continued) :

	2016		2015
Hedge:
Currency forwards		2,036,187	1,230,307
Currency swaps		2,765,653	2,464,599
Interest rate swaps		7,631,505	7,679,755

		12,433,345	11,374,661

	￦	236,414,522	184,331,961

(*)	The notional amount of derivatives which is settled in the ‘Central Counter Party (CCP)’ system.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

(In millions of won)

11.	Derivatives (continued)

(b)	Fair values of derivative instruments as of December 31, 2016 and 2015 are as follows:

	2016			2015
	Assets		Liabilities	Assets	Liabilities
Foreign currency related:
Over the counter:
Currency forwards	￦	1,722,096	1,623,325	806,785	607,632
Currency swaps		698,220	766,252	395,474	534,958
Currency options		12,347	9,422	18,030	10,652

		2,432,663	2,398,999	1,220,289	1,153,242
Exchange traded:
Currency futures		—	4	—	—

		2,432,663	2,399,003	1,220,289	1,153,242

Interest rates related:
Over the counter:
Interest rate swaps		290,074	340,409	474,447	471,488
Interest rate options		7,807	8,367	10,479	11,932

		297,881	348,776	484,926	483,420
Exchange traded:
Interest rate futures		1,439	212	192	27

		299,320	348,988	485,118	483,447

Credit related:
Over the counter:
Credit swaps		13,365	6,095	14,568	20,466
Equity related:
Over the counter:
Equity swap and forwards		25,378	250,879	17,806	518,812
Equity options		38,156	6,212	60,184	75,643

		63,534	257,091	77,990	594,455
Exchange traded:
Equity futures		683	57	18	905
Equity options		13,084	12,215	4,299	7,977

		13,767	12,272	4,317	8,882

		77,301	269,363	82,307	603,337

Commodity related:
Over the counter:
Commodity swaps and forwards		1,778	49,702	10,164	154,465
Commodity options		105	22	543	—

		1,883	49,724	10,707	154,465
Exchange traded:
Commodity futures		2,110	1,641	372	213

		3,993	51,365	11,079	154,678

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

(In millions of won)

11.	Derivatives (continued)

(b)	Fair values of derivative instruments as of December 31, 2016 and 2015 are as follows (continued) :

	2016			2015
	Assets		Liabilities	Assets	Liabilities
Hedge:
Currency forwards		5,646	81,829	4,925	34,631
Currency swaps		155,386	36,077	123,706	23,094
Interest rate swaps		15,185	335,524	52,722	126,393

		176,217	453,430	181,353	184,118

	￦	3,002,859	3,528,244	1,994,714	2,599,288

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

(In millions of won)

11.	Derivatives (continued)

(c)	Gain or loss on valuation of derivatives for the years ended December 31, 2016 and 2015 are as follows:

	2016		2015

Foreign currency related
Over the counter:
Currency forwards	￦	(80,907)	142,086
Currency swaps		7,193	(132,226)
Currency options		9,704	10,540

		(64,010)	20,400
Exchange traded:
Currency futures		(33)	(272)

		(64,043)	20,128

Interest rates related
Over the counter:
Interest rate swaps		(68,490)	(65,444)
Interest rate options		1,116	(185)

		(67,374)	(65,629)
Exchange traded:
Interest rate futures		3,849	144

		(63,525)	(65,485)

Credit related
Over the counter:
Credit swaps		10,761	748
Equity related
Over the counter:
Equity swap and forwards		111,723	(653,231)
Equity options		11,639	5,470

		123,362	(647,761)

Exchange traded:
Equity futures		626	613
Equity options		3,420	(2,218)

		4,046	(1,605)

		127,408	(649,366)

Commodity related
Over the counter:
Commodity swaps and forwards		(8,988)	(106,976)
Commodity options		(44)	(457)

		(9,032)	(107,433)
Exchange traded:
Commodity futures		98	(2,582)

		(8,934)	(110,015)

Hedge
Currency forwards		(80,958)	(27,339)
Currency swaps		19,366	97,576
Interest rate swaps		(239,596)	(120,396)

		(301,188)	(50,159)

	￦	(299,521)	(854,149)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

(In millions of won)

11.	Derivatives (continued)

(d)	Gain or loss on fair value hedges for the years ended December 31, 2016 and 2015 are as follows:

	2016		2015
Hedged item	￦	332,197	211,951
Hedging instruments		(340,041)	(206,925)

	￦	(7,844)	5,026

In order to hedge changes in the fair value of investments in debt securities, structured deposits, etc. from interest rate changes, the Group designates interest swap contracts as hedging items. Additionally, the Group holds forward exchange contracts and currency swaps to hedge changes in the fair value of foreign currency deposits and investments in foreign currency debt securities from exchange rate changes.

(e)	Hedge of net investment in foreign operations

Hedge accounting is applied for a portion of net investments in foreign operations. Foreign currency translation adjustments for foreign operation by each hedging instrument for the years ended December 31, 2016 and 2015 are as follows:

	2016		2015
Borrowings in foreign currency	￦	(23,441)	(17,492)
Debt securities issued in foreign currency		(35,727)	(14,005)
Currency forwards		4,775	(2,368)

	￦	(54,393)	(33,865)

12.	Loans

(a)	Loans as of December 31, 2016 and 2015 are as follows:

	2016		2015
Household loans	￦	104,184,270	96,017,634
Corporate loans		130,485,094	127,026,825
Public and other		2,153,888	2,194,277
Loans to banks		4,729,836	4,653,229
Card receivables		19,450,421	18,537,001

		261,003,509	248,428,966
Discount		(27,533)	(26,806)
Deferred loan origination costs and fees		395,394	357,617

		261,371,370	248,759,777
Allowance for credit losses		(2,360,795)	(2,318,416)

	￦	259,010,575	246,441,361

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

(In millions of won)

12.	Loans (continued)

(b)	Changes in the allowance for credit losses for the years ended December 31, 2016 and 2015 are as follows:

	2016
	Loans						Other (*2)	Total
	Household		Corporate	Credit Card	Other	Subtotal
Beginning balance	￦	266,764	1,358,489	675,239	17,924	2,318,416	79,839	2,398,255
Provision for (reversal of) allowance		135,416	656,449	313,037	(2,121)	1,102,781	4,851	1,107,632
Write-offs		(126,776)	(730,027)	(433,470)	(558)	(1,290,831)	(16,204)	(1,307,035)
Effect of discounting(*1)		(238)	(28,372)	4,460	—	(24,150)	—	(24,150)
Allowance related to loans sold		(2,731)	(42,472)	(32,970)	(95)	(78,268)	—	(78,268)
Recoveries		34,705	126,102	175,815	43	336,665	2,227	338,892
Others(*3)		(795)	(4,778)	1,755	—	(3,818)	(3,817)	(7,635)

Ending balance	￦	306,345	1,335,391	703,866	15,193	2,360,795	66,896	2,427,691

	2015
	Loans						Other (*2)	Total
	Household		Corporate	Credit Card	Other	Subtotal
Beginning balance	￦	247,337	1,509,062	721,848	22,618	2,500,865	118,353	2,619,218
Provision for (reversal of) allowance		122,009	602,141	300,363	(2,802)	1,021,711	—	1,021,711
Write-offs		(122,796)	(701,970)	(488,660)	(66)	(1,313,492)	(18,850)	(1,332,342)
Effect of discounting(*1)		(253)	(30,499)	2,482	—	(28,270)	—	(28,270)
Allowance related to loans sold		(4,447)	(57,985)	(34,157)	(1,911)	(98,500)	—	(98,500)
Recoveries		26,527	88,944	171,253	85	286,809	4,013	290,822
Others(*3)		(1,613)	(51,204)	2,110	—	(50,707)	(23,677)	(74,384)

Ending balance	￦	266,764	1,358,489	675,239	17,924	2,318,416	79,839	2,398,255

(*1)	Interest income from impaired financial assets
(*2)	Included allowance for due from banks and other assets
(*3)	Other changes were due to debt restructuring, debt-equity swap, and foreign exchange rate, etc.

(c)	Changes in deferred loan origination costs and fees for the years ended December 31, 2016 and 2015 are as follows:

	2016		2015
Beginning balance	￦	357,617	276,627
Loan originations		192,116	223,768
Amortization		(154,339)	(142,778)

Ending balance	￦	395,394	357,617

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

(In millions of won)

13.	Available-for-sale financial assets and held-to-maturity financial assets

(a)	Available-for-sale financial assets and held-to-maturity financial assets as of December 31, 2016 and 2015 are as follows:

	2016		2015
Available-for-sale financial assets:
Debt securities:
Government bonds	￦	5,308,247	4,281,803
Financial institution bonds		17,224,603	15,594,417
Corporate bonds and others		10,289,221	9,161,420

		32,822,071	29,037,640
Equity securities(*1):
Stocks		1,663,951	2,113,724
Equity investments		625,632	623,465
Beneficiary certificates		2,470,555	2,118,743
Others		80,482	72,499

		4,840,620	4,928,431

		37,662,691	33,966,071

Held-to-maturity financial assets:
Debt securities:
Government bonds		11,514,671	9,528,795
Financial institutions bonds		2,092,476	1,263,688
Corporate bonds		6,197,937	5,399,577

		19,805,084	16,192,060

	￦	57,467,775	50,158,131

(*1)	Equity securities with no quoted market prices in active markets and for which the fair value cannot be measured reliably are recorded at cost were ￦131,143 million and ￦118,746 million as of December 31, 2016 and 2015, respectively.

(b)	Gain or loss on sale of available-for-sale financial assets for the years ended December 31, 2016 and 2015 were as follows:

	2016		2015
Gain on disposal of available-for-sale financial assets	￦	707,134	827,968
Loss on disposal of available-for-sale financial assets		(59,593)	(55,494)

	￦	647,541	772,474

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

(In millions of won)

14.	Property and equipment, net

(a)	Property and equipment as of December 31, 2016 and 2015 are as follows:

	2016
	Acquisition cost		Accumulated depreciation	Accumulated impairment losses	Carrying amount
Land	￦	1,885,233	—	—	1,885,233
Buildings		1,164,668	(223,625)	—	941,043
Other		1,976,152	(1,656,815)	—	319,337

	￦	5,026,053	(1,880,440)	—	3,145,613

	2015
	Acquisition cost		Accumulated depreciation	Accumulated impairment losses	Carrying amount
Land	￦	1,795,960	—	—	1,795,960
Buildings		1,116,792	(190,543)	—	926,249
Other		1,924,400	(1,591,194)	—	333,206

	￦	4,837,152	(1,781,737)	—	3,055,415

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

(In millions of won)

14.	Property and equipment, net (continued)

(b)	Changes in property and equipment for the years ended December 31, 2016 and 2015 are as follows:

	2016
	Land		Buildings	Other	Total
Beginning balance	￦	1,795,960	926,249	333,206	3,055,415
Acquisitions(*1)		84,616	67,423	123,418	275,457
Disposals(*1)		(1,107)	(921)	(4,070)	(6,098)
Depreciation		—	(34,785)	(142,620)	(177,405)
Impairment losses		(946)	(1,258)	—	(2,204)
Amounts transferred from (to) investment property		6,125	(17,023)	—	(10,898)
Amounts transferred from intangible assets		3	76	—	79
Amounts transferred from assets held for sale(*2)		410	1	—	411
Effects of foreign currency movements		172	1,281	9,403	10,856

Ending balance	￦	1,885,233	941,043	319,337	3,145,613

(*1)	￦15,405 million of buildings increased by transfers from construction-in-progress.
(*2)	Comprise land and buildings, etc.

	2015
	Land		Buildings	Other	Total
Beginning balance	￦	1,789,410	952,724	405,121	3,147,255
Acquisitions(*1)(*2)		20,621	28,214	138,453	187,288
Disposals(*1)		(934)	(1,016)	(6,077)	(8,027)
Depreciation		—	(35,910)	(158,018)	(193,928)
Amounts transferred from investment property		2,526	596	—	3,122
Effects of foreign currency movements		(15,663)	(18,359)	(46,273)	(80,295)

Ending balance	￦	1,795,960	926,249	333,206	3,055,415

(*1)	￦3,255 million of buildings increased by transfers from construction-in-progress.
(*2)	Including changes in amount resulted from retrospective adjustment of identifiable net assets recognized at the acquisition date of PT Centratama Nasional Bank.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

(In millions of won)

14.	Property and equipment, net (continued)

(c)	Insured assets as of December 31, 2016 are as follows:

Type of insurance	Assets insured	Amount covered		Insurance company
Comprehensive insurance for financial institution	Cash and cash equivalent (Including ATM)	￦	62,773	Samsung Fire & Marine Insurance Co., Ltd. and 9 other entities
Package insurance	General asset risk		1,155,095	Samsung Fire & Marine Insurance Co., Ltd and 6 other entities
Fire insurance	Furniture and fixtures		16,586	Samsung Fire & Marine Insurance Co., Ltd. and 4 other entities
Directors’ and officers’ insurance	Directors’ and officers’ liabilities		50,000	MERITZ Fire & Marine Insurance Co., Ltd. and 8 other entities
Employee accident insurance	Employees		17,800	Dongbu Fire & Marine Insurance Co., Ltd. and 1 other entities
Pilferage insurance	Cash and securities		60,000	Samsung Fire & Marine Insurance Co., Ltd. and 9 other entities
Others	Securities, Fidelity guarantee and liability insurance and others		23,336	Dongbu Fire & Marine Insurance Co., Ltd. and 7 other entities

		￦	1,385,590

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

(In millions of won)

15.	Intangible assets, net

(a)	Intangible assets as of December 31, 2016 and 2015 are as follows:

	2016		2015
Goodwill	￦	3,873,060	3,871,482
Software		94,261	93,914
Development cost		56,563	66,843
Other		202,628	234,100

	￦	4,226,512	4,266,339

(b)	Changes in intangible assets for the years ended December 31, 2016 and 2015 are as follows:

	2016
	Goodwill		Software	Development cost	Other	Total
Beginning balance	￦	3,871,482	93,914	66,843	234,100	4,266,339
Acquisitions		—	37,682	21,001	29,882	88,565
Business combination		4,427	—	—	—	4,427
Disposals		—	(37)	—	(10,725)	(10,762)
Impairment(*1)		(2,849)	—	—	(261)	(3,110)
Amortization(*2)		—	(37,636)	(31,281)	(50,422)	(119,339)
Effects of foreign currency movements		—	338	—	133	471
Other		—	—	—	(79)	(79)

Ending balance	￦	3,873,060	94,261	56,563	202,628	4,226,512

	2015
	Goodwill		Software	Development cost	Other	Total
Beginning balance	￦	3,824,646	70,708	61,665	195,824	4,152,843
Acquisitions		—	59,727	37,022	95,041	191,790
Business combination		49,243	127	1,517	1,328	52,235
Disposals		—	(1)	—	(8,640)	(8,641)
Impairment(*1)		—	—	—	(2,143)	(2,143)
Amortization(*2)		—	(34,851)	(32,773)	(46,990)	(114,614)
Effects of foreign currency movements		(2,407)	(1,796)	(588)	(340)	(5,131)

Ending balance	￦	3,871,482	93,914	66,843	234,100	4,266,339

(*1)	The Group recognized impairment losses from golf and condo memberships with indefinite useful lives for the difference between recoverable amounts and carrying amounts.
(*2)	The Group recognized amortization of intangible asset in general and administrative expenses and net other operating expense.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

(In millions of won)

15.	Intangible assets, net (continued)

(c)	Goodwill

i)	Goodwill allocated in the Group’s CGUs as of December 31, 2016 and 2015

	2016		2015
Banking(*)	￦	781,859	869,701
Credit card(*)		2,773,231	2,688,238
Securities		5,645	1,218
Life insurance		275,371	275,371
Others		36,954	36,954

	￦	3,873,060	3,871,482

(*)	Due to the structural changes in reporting segments as discussed at note 7, the card business of the Shinhan Bank, which has been operated linking with the credit card business of Shinhan Card, is redefined as the part of the credit card business segment. In line with the reorganizing the reporting structure, the goodwill is reallocated and reviewed for the impairment based on the redefined cash generating units.

ii)	Changes in goodwill for the years ended December 31, 2016 and 2015

	2016		2015
Beginning balance	￦	3,871,482	3,824,646
Acquisitions through business combinations(*1)		4,427	59,106
Disposal		—	(2,407)
Impairment loss(*2)		(2,849)	—
Other(*3)		—	(9,863)

Ending balance	￦	3,873,060	3,871,482

(*1)	The Group recognized the goodwill at the acquisition of PT. Shinhan Sekuritas Indonesia in 2016. (note 49)
(*2)	The Group recognized impairment on the whole goodwill amount which was recognized at the acquisition of PT. Shinhan Indo Finance in prior year.
(*3)	Due to the retrospective adjustment of identifiable net assets recognized at the acquisition of PT Centratama Nasional Bank, the goodwill amount was changed. (note 50)

iii)	Goodwill impairment test

The recoverable amounts of each CGU were evaluated based on their respective value in use.

•	Explanation on evaluation method

The income approach was applied when evaluating the recoverable amounts based on value in use, considering the characteristics of each unit or group of CGU.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

(In millions of won)

15.	Intangible assets, net (continued)

•	Projection period

When evaluating the value in use, 5.5 years of cash flow estimates – July 1, 2016 through December 31, 2021 – was used in projection and the value thereafter was reflected as terminal value. In case of Shinhan Life Insurance, only the 30 years of future cash flows were applied since the present value of the future cash flows thereafter is not significant.

•	Discount rates and terminal growth rates

The required rates of return expected by shareholders were applied to the discount rates by calculating the cost of capital which comprises a risk-free interest rate, a market risk premium and systemic risk (beta factor). Expected terminal growth rate is on the basis of inflation rates.

Discount rates and terminal growth rates applied to each CGU are as follows:

	Discount rates	Terminal growth rate
Banking	6.8%~15.6%	1.5%~3.2%
Credit card	7.6%, 13.7%	1.8%, 3.2%
Securities	15.0%	3.2%
Life insurance	8.5%	—
Others	9.4%, 10.9%	1.8%

iv)	Key assumptions

Key assumptions used in the discounted cash flow calculations of CGUs (other than Shinhan Life Insurance) are as follows:

	2016	2017	2018	2019	2020	2021 and thereafter
CPI growth	1.0%	1.8%	2.2%	2.5%	2.7%	2.6%
Real retail sales growth	2.1%	3.1%	2.6%	1.6%	1.4%	1.5%
Rea lGDP growth	2.5%	3.1%	3.2%	3.0%	2.9%	2.7%

Key assumptions used in the discounted cash flow calculations of Shinhan Life Insurance are as follows:

Key assumptions
Rate of return on investment	3.15%
Risk-based capital ratio	204.70%

The values for the CPI growth rate, real retail sales growth rate, real GDP growth rate, rate of return on investment and risk-based capital ratio are based on a combination of internal and external analysis.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

(In millions of won)

15.	Intangible assets, net (continued)

v)	Total recoverable amount and total carrying value of CGUs to which goodwill has been allocated, are as follows:

	Amount
Total recoverable amount	￦	40,697,542
Total carrying value(*)		35,493,781

	￦	5,203,761

(*)	The carrying value reflected the amount of impairment losses on the goodwill recognized for the acquisition of PT. Shinhan Indo Finance.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

(In millions of won)

16.	Investments in associates

(a)	Investments in associates as of December 31, 2016 and 2015 are as follows:

Investees	Country	Reporting date	Ownership (%)
			2016	2015
BNP Paribas Cardif Life Insurance(*1),(*3),(*13)	Korea	September 30	14.99	14.99
Aju Capital Co., Ltd.(*1),(*2),(*13)	”	”	12.85	12.85
UAMCO., Ltd.(*4),(*13)	”	-	—	17.50
Pohang TechnoPark 2PFV(*2)	”	December 31	14.90	14.90
Daewontos Co., Ltd.(*1),(*5)	”	September 30	36.33	36.33
Inhee Co., Ltd.(*1),(*5)	”	”	15.36	15.36
DAEGY Electrical Construction Co., LTD.(*1),(*5)	”	”	27.45	27.45
Kukdong Engineering & Construction Co., LTD.(*4)	”	—	—	14.30
YEONWOONG SYSTEM(*1),(*5)	”	September 30	21.77	21.77
DOODOO LOGITECH(*1),(*5)	”	”	27.96	27.96
Neoplux Technology Valuation Investment Fund(*1)	”	”	33.33	33.33
EQP Global Energy Infrastructure Private Equity Fund(*1)	”	”	22.64	22.64
JAEYOUNG SOLUTEC CO., LTD.(*1),(*5),(*6)	”	”	10.45	11.90
Partners 4th Growth Investment Fund(*1)	”	”	25.00	25.00
PSA 1st Fintech Private Equity Fund(*1)	”	”	25.00	20.00
KTB Newlake Global Healthcare PEF(*1)	”	”	30.00	—
JAEYANG INDUSTRY(*5),(*11)	”	March 31	25.90	—
Tigris-Aurum Fund I(*1)	”	September 30	27.27	—
Treenkid(*1),(*5)	”	”	23.72	—
Chungyoung INC(*1),(*5)	”	”	18.94	—
Semantic(*1),(*5)	”	”	19.25	—
DAEKWANG SEMICONDUCTOR CO., LTD.(*5),(*11)	”	June 30	20.94	—
Branbuil CO., LTD.(*5),(*11)	”	December 31	15.53	—
SHC-IMM New Growth Fund(*8)	”	”	64.52	64.52
QCP New Technology Fund 20th	”	”	47.17	47.17
STI-New Growth Engines Investment Partnership	”	”	50.00	50.00
Shinhan K2 Secondary Fund(*7)	”	”	10.75	10.75
TS2013-6 M&A Investment Fund	”	”	25.00	25.00
Dream HIgh Fund III(*8)	”	”	54.55	54.55
OCEAN SUCCESS SHIPPING LIMITED(*9)	Hong Kong	—	—	24.00
SHC-EN Fund(*9)	Korea	—	—	43.48
SP New Technology Business investment Fund I	”	December 31	23.26	23.26
Albatross Growth Fund	”	”	36.36	36.36
Asia Pacific No.39 Ship Investment Co., Ltd.	”	”	50.00	50.00
Midas Dong-A Snowball Venture Fund(*8)	”	”	53.33	53.33
IBKS-Shinhan Creative Economy New Technology Fund(*7)	”	”	5.00	5.00
SH RENTAL SERVICE(*4)	”	—	—	20.00
SM New Technology Business Investment Fund I	”	December 31	36.36	36.36

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

(In millions of won)

16.	Investments in associates (continued)

Investees	Country	Reporting date	Ownership (%)
			2016	2015
SHC-Aju 4th	Korea	December 31	21.98	21.98
KCLAVIS Meister Fund No.4	”	”	20.00	—
KCLAVIS Meister Fund No.5	”	”	23.26	—
KCLAVIS Meister Fund No.2	”	”	38.83	—
Midas Dong-A Snowball Venture Fund 2	”	”	25.00	—
EN-Tigris Fund 1	”	”	47.62	—
IBKS-Shinhan Creative Economy New Technology Fund II(*7)	”	”	4.55	—
KCLAVIS Meister Fund No.11(*12)	”	—	—	—
KCLAVIS Meister Fund No.10	”	December 31	21.28	—
KCLAVIS Meister Fund No.9	”	”	34.48	—
KCLAVIS Meister Fund No.14	”	”	33.33	—
KCLAVIS Meister Fund No.17	”	”	26.09	—
SG No.9 Corporate Recovery Private Equity Fund	”	”	26.49	—
Plutus-SG Private Equity Fund	”	”	26.67	—
SG ARGES Private Equity Fund No.1	”	”	24.06	—
OST Progress- 2 Fund	”	”	27.62	—
Eum Private Equity Fund No.3	”	”	20.76	—
APC Fund	Cayman Islands	”	25.18	25.18
BNH-CJ Bio Healthcare Fund(*9)	”	—	—	26.67
Korea Investment Gong-pyeong Office Real Estate Investment Trust 2nd	”	December 31	50.00	50.00
Shinhan Praxis K-Growth Global Private Equity Fund(*7)	”	”	18.87	18.87
Credian Healthcare Private Equity Fund II	”	”	34.07	—
Kiwoom Milestone Professional Private Real Estate Trust 19	”	”	50.00	—
FG EURO GREEN PRIVATE REAL ESTATE TRUST No.3	”	”	21.28	—
Brain Professional Private Trust No.4	”	”	27.49	—
Hanhwa US Equity Strategy Private Real Estate Fund No.1	”	”	44.84	—
Brain KS Qualified Privately Placed Fund No.6	”	”	50.00	—
M360 CRE Income Fund	USA	”	42.83	—
BNP Paribas Cardif General Insurance(*1),(*2)	Korea	September 30	10.00	10.00
SHBNPP Private Korea Equity Long-Short Professional Feeder(*10)	”	December 31	15.88	29.24
SHBNPP Private Multi Strategy Professional Feeder No.1	”	”	29.55	—
Shinhan-Stonebridge Petro PEF(*7)	”	”	1.82	1.82

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

(In millions of won)

16.	Investments in associates (continued)

(*1)	Financial statements as of September 30, 2016 were used for the equity method since the financial statements as of December 31, 2016 were not available. Significant trades and events occurred within the period were properly reflected.
(*2)	The Group applies the equity method accounting as the Group has significant influence on the financial and operating policies of the investee through the ability to elect investees’ board members and representation in decision making bodies of the investee.
(*3)	The Group has a significant influence on the investees through important business transactions.
(*4)	UAMCO., Ltd. and SH RENTAL SERVICE were reclassified as available-for-sale financial assets from investments in associates due to loss of significant influence and Kukdong Engineering & Construction Co., LTD reduced its capital stock without any refund.
(*5)	The shares of the investees were acquired by debt-equity swap. The Group reclassified available-for-sale financial assets to investments in associates as the reorganization procedures were completed and now the Group can normally exercise its voting rights to the investees.
(*6)	Although the ownership interests in JAEYOUNG SOLUTEC CO., LTD. were less than 15%, the Group used the equity method as the Group has significant influence on the entity’s financial and operating policy decisions.
(*7)	As a managing partner, the Group has a significant influence over the investees.
(*8)	As a limited partner, the Group does not have ability to participate in policy-making processes to obtain economic benefit from the investees that would allow the Group to control the entity.
(*9)	OCEAN SUCCESS SHIPPING LIMITED, SHC-EN Fund and BNH-CJ Bio Healthcare Fund were liquidated.
(*10)	Although the ownership interests in SHBNPP Private Korea Equity Long-Short Professional Feeder were less than 20%, the Group has significant influence on the entity as the investment manager.
(*11)	The latest financial statements were used for the equity method since the financial statements as of December 31, 2016 were not available. Significant trades and events occurred within the period were properly reflected.
(*12)	KCLAVIS Meister Fund No.11 was invested and divested in 2016.
(*13)	The material associates, BNP Paribas Cardif Life Insurance engages in life insurance business, Aju Capital Co., Ltd. provides installment loans and leasing services and UAMCO., Ltd. engages in the business of the establishment of asset-backed securitization vehicles and investments in equity or asset-backed securities.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

(In millions of won)

16.	Investments in associates (continued)

(b)	Changes in investments in associates for the years ended December 31, 2016 and 2015 were as follows:

	2016
Investees	Beginning balance		Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
BNP Paribas Cardif Life Insurance	￦	57,280	—	(2,495)	5,428	—	60,213
Aju Capital Co., Ltd.(*1)		34,444	(2,588)	9,038	(58)	—	40,836
UAMCO., Ltd.		125,822	(128,827)	2,882	123	—	—
Pohang TechnoPark 2PFV		1,976	—	(1)	—	—	1,975
Daewontos Co., Ltd.(*3)		—	—	—	—	—	—
Inhee Co., Ltd.		254	—	(39)	—	—	215
DAEGY Electrical Construction Co., LTD.		149	—	(21)	—	—	128
Kukdong Engineering & Construction Co., LTD		—	3,478	—	(3,478)	—	—
YEONWOONG SYSTEM		106	—	(29)	—	—	77
DOODOO LOGITECH		384	—	(137)	—	—	247
Neoplux Technology Valuation Investment Fund		1,993	4,768	765	—	—	7,526
EQP Global Energy Infrastructure Private Equity Fund(*3)		—	105	(105)	—	—	—
JAEYOUNG SOLUTEC CO., LTD.(*2)		6,238	—	(504)	2	—	5,736
Partners 4th Growth Investment Fund		1,800	3,080	(325)	—	—	4,555
PSA 1st Fintech Private Equity Fund		2,000	500	(44)	—	—	2,456
KTB Newlake Global Healthcare PEF		—	1,383	(215)	—	—	1,168
JAEYANG INDUSTRY(*3)		—	—	—	—	—	—
Tigris-Aurum Fund I		—	1,500	(19)	—	—	1,481
Treenkid		—	92	(13)	—	—	79
Chungyoung INC		—	—	—	—	—	—
Semantic		—	249	—	—	—	249
DAEKWANG SEMICONDUCTOR CO., LTD.		—	4,776	—	—	—	4,776
Branbuil CO., LTD.		—	183	(183)	—	—	—
SHC-IMM New Growth Fund		3,175	(1,189)	309	—	—	2,295
QCP New Technology Fund 20th		2	—	—	—	—	2
STI-New Growth Engines Investment Partnership		2,763	(1,100)	643	(333)	—	1,973
Shinhan K2 Secondary Fund		2,576	(2,063)	863	(438)	—	938
TS2013-6 M&A Investment Fund		2,116	(213)	(29)	—	—	1,874
Dream HIgh Fund III		1,556	—	171	1,417	—	3,144
OCEAN SUCCESS SHIPPING LIMITED		1,228	(1,592)	443	(79)	—	—
SHC-EN Fund		4,312	(4,942)	630	—	—	—
SP New Technology Business investment Fund I		1,974	—	(20)	—	—	1,954
Albatross Growth Fund		3,341	(727)	347	(1,389)	—	1,572
Asia Pacific No.39 Ship Investment Co., Ltd.		5,085	(837)	342	586	—	5,176

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

(In millions of won)

16.	Investments in associates (continued)

	2016
Investees	Beginning Balance		Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
Midas Dong-A Snowball Venture Fund	￦	1,202	—	56	—	—	1,258
IBKS-Shinhan Creative Economy New Technology Fund		148	74	37	—	—	259
SH RENTAL SERVICE		61	(62)	1	—	—	—
SM New Technology Business Investment Fund I		1,931	(50)	(35)	—	—	1,846
SHC-Aju 4th		2,000	(920)	322	683	—	2,085
KCLAVIS Meister Fund No.4		—	500	11	—	—	511
KCLAVIS Meister Fund No.5		—	500	(6)	—	—	494
KCLAVIS Meister Fund No.2		—	2,000	(16)	—	—	1,984
Midas Dong-A Snowball Venture Fund 2		—	1,825	(38)	—	—	1,787
EN-Tigris Fund 1		—	2,000	(29)	—	—	1,971
IBKS-Shinhan Creative Economy New Technology Fund II		—	90	—	—	—	90
KCLAVIS Meister Fund No.11		—	(16)	16	—	—	—
KCLAVIS Meister Fund No.10		—	1,000	(5)	—	—	995
KCLAVIS Meister Fund No.9		—	500	(32)	—	—	468
KCLAVIS Meister Fund No.14		—	500	(1)	—	—	499
KCLAVIS Meister Fund No.17		—	3,000	(11)	—	—	2,989
SG No.9 Corporate Recovery Private Equity Fund		—	3,886	96	—	—	3,982
Plutus-SG Private Equity Fund		—	4,338	(39)	—	—	4,299
SG ARGES Private Equity Fund No.1		—	8,955	21	—	—	8,976
OST Progress- 2 Fund		—	1,500	(40)	—	—	1,460
Eum Private Equity Fund No.3		—	5,982	(49)	—	—	5,933
APC Fund		33,715	(4,419)	(7,506)	(2,872)	(7,339)	11,579
BNH-CJ Bio Healthcare Fund		9,095	(12,892)	3,797	—	—	—
Korea Investment Gong-pyeong Office Real Estate Investment Trust 2nd		28,010	(28,631)	1,085	—	—	464
Shinhan Praxis K-Growth Global Private Equity Fund		8,614	4,624	(205)	500	—	13,533
Credian Healthcare Private Equity Fund II		—	4,148	(61)	—	—	4,087
Kiwoom Milestone Professional Private Real Estate Trust 19		—	10,944	(183)	—	—	10,761
FG EURO GREEN PRIVATE REAL ESTATE TRUST No.3		—	19,144	461	1,632	—	21,237
Brain Professional Private Trust No.4		—	5,000	316	—	—	5,316
Hanhwa US Equity Strategy Private Real Estate Fund No.1		—	25,000	747	17	—	25,764
Brain KS Qualified Privately Placed Fund No.6		—	5,001	(13)	(92)	—	4,896
M360 CRE Income Fund		—	22,992	—	175	—	23,167
BNP Paribas Cardif General Insurance		1,739	2,045	(1,189)	(11)	—	2,584

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

(In millions of won)

16.	Investments in associates (continued)

	2016
Investees	Beginning Balance		Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
SHBNPP Private Korea Equity Long-Short Professional Feeder	￦	28,076	(13,467)	(429)	—	—	14,180
SHBNPP Private Multi Strategy Professional Feeder No.1		—	5,000	14	—	—	5,014
Shinhan-Stonebridge Petro PEF		17,841	(2)	648	—	—	18,487

	￦	393,006	(43,875)	9,995	1,813	(7,339)	353,600

(*1)	The market value of the investment is ￦51,543 million as of December 31, 2016 based on the quoted market price.
(*2)	The market value of the investment is ￦10,466 million as of December 31, 2016 based on the quoted market price.
(*3)	The Group has stopped recognizing its equity method income or loss due to the investees’ cumulative loss.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

(In millions of won)

16.	Investments in associates (continued)

	2015
Investees	Beginning balance		Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
BNP Paribas Cardif Life Insurance	￦	56,776	—	(3,253)	3,757	—	57,280
Aju Capital Co., Ltd.(*1)		30,426	(1,849)	6,280	(413)	—	34,444
UAMCO., Ltd.		114,238	—	11,632	(48)	—	125,822
Pohang TechnoPark 2PFV		1,977	—	(1)	—	—	1,976
Daewontos Co., Ltd.(*3)		—	—	—	—	—	—
Inhee Co., Ltd.		531	—	(277)	—	—	254
DAEGY Electrical Construction., LTD.		44	—	105	—	—	149
Kukdong Engineering & Construction CO., LTD.		7,158	—	(1,556)	3,422	(9,024)	—
YEONWOONG SYSTEM		—	—	106	—	—	106
DOODOO LOGITECH		—	—	384	—	—	384
Neoplux Technology Valuation Investment Fund		—	2,000	(7)	—	—	1,993
EQP Global Energy Infrastructure Private Equity Fund		—	174	(174)	—	—	—
JAEYOUNG SOLUTEC CO., LTD.(*2)		—	6,238	—	—	—	6,238
Partners 4th Growth Investment Fund		—	1,800	—	—	—	1,800
PSA 1st Fintech Private Equity Fund		—	2,000	—	—	—	2,000
BANK METRO EXPRESS		—	(207)	207	—	—	—
SHC-IMM New Growth Fund		8,948	(7,328)	1,555	—	—	3,175
QCP New Technology Fund 20th		270	(121)	(147)	—	—	2
Miraeasset 3rd Investment Fund		4,022	(4,468)	1,154	(708)	—	—
STI New Growth Engine Investment Fund		2,458	—	(28)	333	—	2,763
Shinhan K2 Secondary Fund		3,006	(1,954)	1,147	377	—	2,576
TS2013-6 M&A Investment Fund		1,581	(174)	(213)	922	—	2,116
KDB Daewoo Ruby PEF		7,704	(8,177)	473	—	—	—
Dream High Fund III		2,963	(2,283)	995	(119)	—	1,556
Haejin Shipping Co., Ltd.		1,035	—	107	86	—	1,228
SHC-EN Fund		3,992	—	320	—	—	4,312
SP New Technology Business investment Fund I		1,999	—	(25)	—	—	1,974
Albatross Growth Fund		1,200	—	(14)	2,155	—	3,341
Asia Pacific No.39 Ship Investment Co., Ltd.		—	5,355	332	(602)	—	5,085
Midas Dong-A Snowball Venture Fund		—	1,200	2	—	—	1,202
IBKS-Shinhan Creative Economy New Technology Fund		—	150	(2)	—	—	148
SH Rental Service		—	100	(39)	—	—	61
SM New Technology Business Investment Fund I		—	1,962	(31)	—	—	1,931

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

(In millions of won)

16.	Investments in associates (continued)

	2015
Investees	Beginning Balance		Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
AJU-SHC WIN-WIN COMPANY FUND 4	￦	—	2,000	—	—	—	2,000
APC Fund		35,139	(571)	(6,199)	5,346	—	33,715
BNH-CJ Bio Healthcare Fund		5,072	(826)	4,849	—	—	9,095
Korea Investment Gong-pyeong Office Real Estate Investment Trust 2nd		28,000	(1,895)	1,905	—	—	28,010
Arkone Asia Access Offshore Feeder Fund Limited		5,013	(5,566)	919	(366)	—	—
Shinhan Praxis K-Growth Global Private Equity Fund		—	8,780	(166)	—	—	8,614
BNP Paribas Cardif General Insurance		1,295	728	(277)	(7)	—	1,739
SHBNPP Private Korea Equity Long-Short Professional Feeder		—	27,984	92	—	—	28,076
Shinhan-Stonebridge Petro PEF		17,029	(4)	816	—	—	17,841

	￦	341,876	25,048	20,971	14,135	(9,024)	393,006

(*1)	The market value of the investment is ￦47,550 million as of December 31, 2015 based on the quoted market price.
(*2)	The market value of the investment is ￦10,409 million as of December 31, 2015 based on the quoted market price.
(*3)	The Group has stopped recognizing its equity method income or loss due to the investees’ cumulative loss.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

(In millions of won)

16.	Investments in associates (continued)

(c)	Condensed statement of financial position information of associates as of December 31, 2016 and 2015 are as follows:

	2016			2015
Investees	Asset		Liability	Asset	Liability
BNP Paribas Cardif Life Insurance	￦	4,182,208	3,779,257	4,128,588	3,745,119
Aju Capital Co., Ltd.		6,543,737	5,744,415	6,906,603	6,155,236
UAMCO., Ltd.		—	—	4,068,354	3,331,647
Pohang TechnoPark 2PFV		14,660	1,401	14,664	1,401
Daewontos Co., Ltd.		399	2,492	1,952	3,420
Inhee Co., Ltd.		10,713	9,310	11,237	9,582
DAEGY Electrical Construction Co., LTD.		659	191	1,051	508
Kukdong Engineering & Construction Co., LTD		—	—	278,497	233,376
YEONWOONG SYSTEM		497	146	1,040	554
DOODOO LOGITECH		891	6	1,418	44
Neoplux Technology Valuation Investment Fund		22,577	—	6,000	22
EQP Global Energy Infrastructure Private Equity Fund		1	1,376	2	467
JAEYOUNG SOLUTEC CO., LTD.		155,368	120,184	161,439	126,297
Partners 4th Growth Investment Fund		18,478	257	7,200	—
PSA 1st Fintech Private Equity Fund		9,825	—	10,000	—
KTB Newlake Global Healthcare PEF		3,805	478	—	—
JAEYANG INDUSTRY		2,146	4,717	—	—
Tigris-Aurum Fund I		5,431	—	—	—
Treenkid		1,193	859	—	—
Chungyoung INC		2,341	6,753	—	—
Semantic		3,098	1,804	—	—
DAEKWANG SEMICONDUCTOR CO., LTD.		35,204	12,392	—	—
Branbuil CO., LTD.		2,177	2,870	—	—
SHC-IMM New Growth Fund		3,675	117	5,156	235
QCP New Technology Fund 20th		5	—	5	—
STI-New Growth Engines Investment Partnership		3,945	—	5,646	120
Shinhan K2 Secondary Fund		8,894	172	24,332	366
TS2013-6 M&A Investment Fund		7,651	151	8,542	76
Dream HIgh Fund III		5,765	—	2,854	—
OCEAN SUCCESS SHIPPING LIMITED		—	—	5,106	(6)
SHC-EN Fund		—	—	9,918	2
SP New Technology Business investment Fund I		8,418	20	8,505	21
Albatross Growth Fund		5,237	915	9,202	15
Asia Pacific No.39 Ship Investment Co., Ltd.		10,379	28	10,225	54
Midas Dong-A Snowball Venture Fund		2,379	19	2,255	—
IBKS-Shinhan Creative Economy New Technology Fund		5,201	13	2,963	—
SH RENTAL SERVICE		—	—	1,280	977
SM New Technology Business Investment Fund I		5,083	3	5,314	2
SHC-Aju 4th		9,508	18	9,102	—
KCLAVIS Meister Fund No.4		2,583	30	—	—
KCLAVIS Meister Fund No.5		2,150	26	—	—
KCLAVIS Meister Fund No.2		5,150	42	—	—
Midas Dong-A Snowball Venture Fund 2		7,199	50	—	—
EN-Tigris Fund 1		4,140	1	—	—

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

(In millions of won)

16.	Investments in associates (continued)

	2016			2015
Investees	Asset		Liability	Asset	Liability
IBKS-Shinhan Creative Economy New Technology Fund II	￦	1,979	8	—	—
KCLAVIS Meister Fund No.11		—	—	—	—
KCLAVIS Meister Fund No.10		4,714	37	—	—
KCLAVIS Meister Fund No.9		1,362	6	—	—
KCLAVIS Meister Fund No.14		1,507	9	—	—
KCLAVIS Meister Fund No.17		11,500	42	—	—
SG No.9 Corporate Recovery Private Equity Fund		15,069	38	—	—
Plutus-SG Private Equity Fund		16,188	68	—	—
SG ARGES Private Equity Fund No.1		37,392	91	—	—
OST Progress- 2 Fund		5,437	150	—	—
Eum Private Equity Fund No.3		28,584	4	—	—
APC Fund		46,043	65	134,025	138
BNH-CJ Bio Healthcare Fund		—	—	34,104	—
Korea Investment Gong-pyeong Office Real Estate Investment Trust 2nd		928	1	56,022	1
Shinhan Praxis K-Growth Global Private Equity Fund		72,075	350	46,000	347
Credian Healthcare Private Equity Fund II		12,040	47	—	—
Kiwoom Milestone Professional Private Real Estate Trust 19		57,692	36,169	—	—
FG EURO GREEN PRIVATE REAL ESTATE TRUST No.3		99,794	3	—	—
Brain Professional Private Trust No.4		19,384	46	—	—
Hanhwa US Equity Strategy Private Real Estate Fund No.1		59,781	2,327	—	—
Brain KS Qualified Privately Placed Fund No.6		9,794	1	—	—
M360 CRE Income Fund		60,261	6,167	—	—
BNP Paribas Cardif General Insurance		40,581	14,742	31,213	13,817
SHBNPP Private Korea Equity Long-Short Professional Feeder		105,775	16,519	98,123	3,384
SHBNPP Private Multi Strategy Professional Feeder No.1		20,325	3,340	—	—
Shinhan-Stonebridge Petro PEF		1,015,299	804	979,838	807

	￦	12,856,274	9,771,547	17,087,775	13,628,029

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

(In millions of won)

16.	Investments in associates (continued)

Condensed statement of comprehensive income information for years ended December 31, 2016 and 2015 were as follows:

Investees	2016
	Operating revenue		Net profit (loss)	Other comprehensive income (loss)	Total comprehensive income (loss)
BNP Paribas Cardif Life Insurance	￦	144,583	(16,706)	36,189	19,483
Aju Capital Co., Ltd.		757,345	70,598	(458)	70,140
Pohang TechnoPark 2PFV		—	(4)	—	(4)
Daewontos Co., Ltd.		517	(624)	—	(624)
Inhee Co., Ltd.		3,135	(253)	—	(253)
DAEGY Electrical Construction Co., LTD.		—	(76)	—	(76)
YEONWOONG SYSTEM		25	(135)	—	(135)
DOODOO LOGITECH		213	(609)	—	(609)
Neoplux Technology Valuation Investment Fund		3,441	2,295	—	2,295
EQP Global Energy Infrastructure Private Equity Fund		—	(1,842)	—	(1,842)
JAEYOUNG SOLUTEC CO., LTD.		137,920	(7,095)	(614)	(7,709)
Partners 4th Growth Investment Fund		113	(1,300)	—	(1,300)
PSA 1st Fintech Private Equity Fund		—	(175)	—	(175)
KTB Newlake Global Healthcare PEF		—	(716)	—	(716)
JAEYANG INDUSTRY		212	(69)	—	(69)
Tigris-Aurum Fund I		—	(69)	—	(69)
Treenkid		325	(54)	—	(54)
Chungyoung INC(*2)		—	—	—	—
Semantic		—	—	—	—
DAEKWANG SEMICONDUCTOR CO., LTD.		—	—	—	—
Branbuil CO., LTD.(*2)		—	—	—	—
SHC-IMM New Growth Fund		855	479	—	479
QCP New Technology Fund 20th		—	—	—	—
STI-New Growth Engines Investment Partnership		—	1,285	(667)	618
Shinhan K2 Secondary Fund		15,284	8,019	(4,072)	3,947
TS2013-6 M&A Investment Fund		237	(115)	—	(115)
Dream HIgh Fund III		535	313	2,597	2,910
SP New Technology Business investment Fund I		—	(87)	—	(87)
Albatross Growth Fund		1,024	957	(3,821)	(2,864)
Asia Pacific No.39 Ship Investment Co., Ltd.		730	681	1,172	1,853
Midas Dong-A Snowball Venture Fund		183	105	—	105
IBKS-Shinhan Creative Economy New Technology Fund		798	746	—	746
SM New Technology Business Investment Fund I		24	(95)	—	(95)
SHC-Aju 4th		1,565	1,466	3,111	4,577
KCLAVIS Meister Fund No.4		85	53	—	53
KCLAVIS Meister Fund No.5		—	(26)	—	(26)
KCLAVIS Meister Fund No.2		—	(42)	—	(42)
Midas Dong-A Snowball Venture Fund 2		1	(151)	—	(151)
EN-Tigris Fund 1		—	(61)	—	(61)
IBKS-Shinhan Creative Economy New Technology Fund II		13	(9)	—	(9)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

(In millions of won)

16.	Investments in associates (continued)

Investees	2016
	Operating revenue		Net profit (loss)	Other comprehensive income (loss)	Total comprehensive income (loss)
KCLAVIS Meister Fund No.10	￦	20	(23)	—	(23)
KCLAVIS Meister Fund No.9		34	(95)	—	(95)
KCLAVIS Meister Fund No.14		7	(2)	—	(2)
KCLAVIS Meister Fund No.17		—	(42)	—	(42)
SG No.9 Corporate Recovery Private Equity Fund		—	428	—	428
Plutus-SG Private Equity Fund		5	(148)	—	(148)
SG ARGES Private Equity Fund No.1		—	87	—	87
OST Progress- 2 Fund		34	(143)	—	(143)
Eum Private Equity Fund No.3		85	(235)	—	(235)
APC Fund		—	(29,768)	(13,407)	(43,175)
Korea Investment Gong-pyeong Office Real Estate Investment Trust 2nd		2,170	2,170	—	2,170
Shinhan Praxis K-Growth Global Private Equity Fund		513	(1,084)	2,656	1,572
Credian Healthcare Private Equity Fund II		190	(180)	—	(180)
Kiwoom Milestone Professional Private Real Estate Trust 19		924	(367)	—	(367)
FG EURO GREEN PRIVATE REAL ESTATE TRUST No.3		10,321	2,210	7,669	9,879
Brain Professional Private Trust No.4		2,158	1,148	—	1,148
Hanhwa US Equity Strategy Private Real Estate Fund No.1		5,199	1,667	37	1,704
Brain KS Qualified Privately Placed Fund No.6		1	(26)	(182)	(208)
M360 CRE Income Fund		—	—	—	—
BNP Paribas Cardif General Insurance		7,913	(9,432)	(39)	(9,471)
SHBNPP Private Korea Equity Long-Short Professional Feeder		25,736	(396)	—	(396)
SHBNPP Private Multi Strategy Professional Feeder No.1		4,510	70	—	70
Shinhan-Stonebridge Petro PEF		38,898	35,559	—	35,559

	￦	1,167,881	58,082	30,171	88,253

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

(In millions of won)

16.	Investments in associates (continued)

Investees	2015
	Operating revenue		Net profit (loss)	Other comprehensive income (loss)	Total comprehensive income (loss)
BNP Paribas Cardif Life Insurance	￦	481,472	(21,533)	25,039	3,506
Aju Capital Co., Ltd.		844,216	48,870	(3,191)	45,679
UAMCO., Ltd.		452,759	66,455	(276)	66,179
Pohang TechnoPark 2PFV		—	(4)	—	(4)
Daewontos Co., Ltd.		3,357	(263)	—	(263)
Inhee Co., Ltd.		3,921	(1,803)	—	(1,803)
DAEGY Electrical Construction Co., Ltd.		65	385	—	385
Kukdong Engineering & Construction Co., LTD.		269,079	(10,881)	(3,072)	(13,953)
YEONWOONG SYSTEM		59	12	—	12
DOODOO LOGITECH		65	(42)	—	(42)
Neoplux Technology Valuation Investment Fund		—	(22)	—	(22)
EQP Global Energy Infrastructure Private Equity Fund		—	(767)	—	(767)
JAEYOUNG SOLUTEC CO., LTD.		—	—	—	—
Partners 4th Growth Investment Fund		—	—	—	—
PSA 1st Fintech Private Equity Fund		—	—	—	—
SHC-IMM New Growth Fund		2,899	2,655	—	2,655
QCP New Technology Fund 20th		—	(312)	—	(312)
Miraeasset 3rd Investment Fund		5,753	2,376	(1,417)	959
STI New Growth Engine Investment Fund		—	(58)	667	609
Shinhan K2 Secondary Fund		11,376	10,658	3,510	14,168
TS2013-6 M&A Investment Fund		89	(234)	3,688	3,454
KDB Daewoo Ruby PEF		3,259	2,395	—	2,395
Dream High Fund III		1,945	1,825	(218)	1,607
Haejin Shipping Co., Ltd.		13	445	—	445
SHC-EN Fund		858	735	—	735
SP New Technology Business investment Fund I		—	(110)	—	(110)
Albatross Growth Fund		25	(38)	5,925	5,887
Asia Pacific No.39 Ship Investment Co., Ltd.		1,264	663	—	663
Midas Dong-A Snowball Venture Fund		66	5	—	5
IBKS-Shinhan Creative Economy New Technology Fund		2	(37)	—	(37)
SH Rental Service		297	21	—	21
SM New Technology Business Investment Fund I		19	(85)	—	(85)
Shinhan 2014-1 New Technology Business Investment Fund		—	(91)	(2,039)	(2,130)
AJU-SHC WIN-WIN COMPANY FUND 4		4	1	—	1
APC Fund		—	(24,604)	12,968	(11,636)
BNH-CJ Bio Healthcare Fund		18,531	18,313	—	18,313
Korea Investment Gong-pyeong Office Real Estate Investment Trust 2nd		3,885	3,800	—	3,800
Shinhan Praxis K-Growth Global Private Equity Fund		—	(880)	—	(880)
BNPParibas Cardif General Insurance		10,148	(10,481)	—	(10,481)
SHBNPP Private Korea Equity Long-Short Professional Feeder		24,657	2,967	—	2,967
Shinhan-Stonebridge Petro PEF		48,138	44,797	—	44,797

	￦	2,188,221	135,133	41,584	176,717

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

(In millions of won)

16.	Investments in associates (continued)

(d)	Reconciliation of the associates’ financial information to the carrying value of the Group’s investments in the associates as of December 31, 2016 and 2015 are as follow:

Investees	2016
	Net assets (a)		Ownership (%) (b)	Interests in the net assets (a)*(b)	Intra-group transactions	Other	Carrying Value
BNP Paribas Cardif Life Insurance	￦	402,951	14.99	60,443	(230)	—	60,213
Aju Capital Co., Ltd.(*1)		749,882	12.85	96,365	—	(55,529)	40,836
Pohang TechnoPark 2PFV		13,259	14.90	1,975	—	—	1,975
Daewontos Co., Ltd.(*2)		(2,093)	36.33	(760)	—	760	—
Inhee Co., Ltd.		1,403	15.36	215	—	—	215
DAEGY Electrical Construction Co., LTD.		468	27.45	128	—	—	128
YEONWOONG SYSTEM		351	21.77	77	—	—	77
DOODOO LOGITECH		885	27.96	247	—	—	247
Neoplux Technology Valuation Investment Fund		22,577	33.33	7,526	—	—	7,526
EQP Global Energy Infrastructure Private Equity Fund(*2)		(1,375)	22.64	(311)	—	311	—
JAEYOUNG SOLUTEC CO., LTD.(*3)		34,147	10.45	3,567	—	2,169	5,736
Partners 4th Growth Investment Fund		18,221	25.00	4,555	—	—	4,555
PSA 1st Fintech Private Equity Fund		9,825	25.00	2,456	—	—	2,456
KTB Newlake Global Healthcare PEF(*4)		3,327	30.00	998	—	170	1,168
JAEYANG INDUSTRY(*5)		(2,571)	25.90	(666)	—	666	—
Tigris-Aurum Fund I		5,431	27.27	1,481	—	—	1,481
Treenkid		334	23.72	79	—	—	79
Chungyoung INC(*4)		(4,412)	18.94	(836)	—	836	—
Semantic		1,294	19.25	249	—	—	249
DAEKWANG SEMICONDUCTOR CO., LTD.		22,812	20.94	4,776	—	—	4,776
Branbuil CO., LTD.(*4)		(693)	15.53	(108)	—	108	—
SHC-IMM New Growth Fund		3,559	64.52	2,295	—	—	2,295
QCP New Technology Fund 20th		5	47.17	2	—	—	2
STI-New Growth Engines Investment Partnership		3,945	50.00	1,973	—	—	1,973
Shinhan K2 Secondary Fund		8,722	10.75	938	—	—	938
TS2013-6 M&A Investment Fund		7,500	25.00	1,874	—	—	1,874
Dream HIgh Fund III		5,765	54.55	3,144	—	—	3,144
SP New Technology Business investment Fund I		8,398	23.26	1,954	—	—	1,954
Albatross Growth Fund		4,322	36.36	1,572	—	—	1,572
Asia Pacific No.39 Ship Investment Co., Ltd.		10,351	50.00	5,176	—	—	5,176
Midas Dong-A Snowball Venture Fund		2,360	53.33	1,258	—	—	1,258
IBKS-Shinhan Creative Economy New Technology Fund		5,188	5.00	259	—	—	259
SM New Technology Business Investment Fund I		5,080	36.36	1,846	—	—	1,846

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

(In millions of won)

16.	Investments in associates (continued)

Investees	2016
	Net assets (a)		Ownership (%) (b)	Interests in the net assets (a)*(b)	Intra-group transactions	Other	Carrying value
SHC-Aju 4th	￦	9,490	21.98	2,085	—	—	2,085
KCLAVIS Meister Fund No.4		2,553	20.00	511	—	—	511
KCLAVIS Meister Fund No.5		2,124	23.26	494	—	—	494
KCLAVIS Meister Fund No.2		5,108	38.83	1,984	—	—	1,984
Midas Dong-A Snowball Venture Fund 2		7,149	25.00	1,787	—	—	1,787
EN-Tigris Fund 1		4,139	47.62	1,971	—	—	1,971
SM New Technology Business Investment Fund II		1,971	4.55	90	—	—	90
KCLAVIS Meister Fund No.10		4,677	21.28	995	—	—	995
KCLAVIS Meister Fund No.9		1,356	34.48	468	—	—	468
KCLAVIS Meister Fund No.14		1,498	33.33	499	—	—	499
KCLAVIS Meister Fund No.17		11,458	26.09	2,989	—	—	2,989
SG No.9 Corporate Recovery Private Equity Fund		15,031	26.49	3,982	—	—	3,982
Plutus-SG Private Equity Fund		16,120	26.67	4,299	—	—	4,299
SG ARGES Private Equity Fund No.1		37,301	24.06	8,976	—	—	8,976
OST Progress- 2 Fund		5,287	27.62	1,460	—	—	1,460
Eum Private Equity Fund No.3		28,580	20.76	5,933	—	—	5,933
APC Fund		45,978	25.18	11,579	—	—	11,579
Korea Investment Gong-pyeong Office Real Estate Investment Trust 2nd		927	50.00	464	—	—	464
Shinhan Praxis K-Growth Global Private Equity Fund		71,725	18.87	13,533	—	—	13,533
Credian Healthcare Private Equity Fund II		11,993	34.07	4,087	—	—	4,087
Kiwoom Milestone Professional Private Real Estate Trust 19		21,523	50.00	10,761	—	—	10,761
FG EURO GREEN PRIVATE REAL ESTATE TRUST No.3		99,791	21.28	21,237	—	—	21,237
Brain Professional Private Trust No.4		19,338	27.49	5,316	—	—	5,316
Hanhwa US Equity Strategy Private Real Estate Fund No.1		57,454	44.84	25,764	—	—	25,764
Brain KS Qualified Privately Placed Fund No.6		9,793	50.00	4,896	—	—	4,896
M360 CRE Income Fund		54,094	42.83	23,167	—	—	23,167
BNP Paribas Cardif General Insurance		25,839	10.00	2,584	—	—	2,584
SHBNPP Private Korea Equity Long-Short Professional Feeder		89,256	15.88	14,180	—	—	14,180
SHBNPP Private Multi Strategy Professional Feeder No.1		16,985	29.55	5,014	—	—	5,014
Shinhan-Stonebridge Petro PEF		1,014,495	1.82	18,487	—	—	18,487

	￦	3,034,251		404,339	(230)	(50,509)	353,600

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

(In millions of won)

16.	Investments in associates (continued)

(*1)	Net assets do not include non-controlling interests and other adjustments represent the cumulative impairment.
(*2)	Other adjustments represent the unrecognized equity method losses because the Group has stopped recognizing its equity method losses as the balance of the investment has been reduced to zero.
(*3)	Net assets do not include non-controlling interests; and other adjustments represent the difference between the cost of the investment and the Group’s interests in the net carrying value of the investee’s assets and liabilities at the investment date and the cumulative impairment.
(*4)	Other adjustments represent the difference between the cost of the investment and the Group’s interests in the net carrying value of the investee’s assets and liabilities at the investment date.
(*5)	Other adjustments represent the unrecognized equity method losses because the Group has stopped recognizing its equity method losses as the balance of the investment has been reduced to zero and the difference between the cost of the investment and the Group’s interests in the net carrying value of the investee’s assets and liabilities at the investment date.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

(In millions of won)

16.	Investments in associates (continued)

Investees	2015
	Net assets (a)		Ownership (%) (b)	Interests in the net assets (a)*(b)	Intra-group transactions	Other	Carrying Value
BNP Paribas Cardif Life Insurance	￦	383,468	14.99	57,520	(240)	—	57,280
Aju Capital Co., Ltd.(*1)		700,147	12.85	89,969	—	(55,525)	34,444
UAMCO., Ltd.(*2)		718,983	17.50	125,822	—	—	125,822
Pohang TechnoPark 2PFV		13,264	14.90	1,976	—	—	1,976
Daewontos Co., Ltd.(*3)		(1,469)	36.33	(534)	—	534	—
Inhee Co., Ltd.		1,655	15.36	254	—	—	254
DAEGY Electrical Construction Co., Ltd.		544	27.45	149	—	—	149
Kukdong Engineering & Construction Co., LTD.(*4)		46,376	14.30	6,630	—	(6,630)	—
YEONWOONG SYSTEM		486	21.77	106	—	—	106
DOODOO LOGITECH		1,374	27.96	384	—	—	384
Neoplux Technology Valuation Investment Fund		5,978	33.33	1,993	—	—	1,993
EQP Global Energy Infrastructure Private Equity Fund(*3)		(464)	22.64	(105)	—	105	—
JAEYOUNG SOLUTEC CO., LTD.(*5)		34,193	11.90	4,069	—	2,169	6,238
Partners 4th Growth Investment Fund		7,200	25.00	1,800	—	—	1,800
PSA 1st Fintech Private Equity Fund		10,000	20.00	2,000	—	—	2,000
SHC-IMM New Growth Fund		4,921	64.52	3,175	—	—	3,175
QCP New Technology Fund 20th		5	47.17	2	—	—	2
STI New Growth Engine Investment Fund		5,526	50.00	2,763	—	—	2,763
Shinhan K2 Secondary Fund		23,966	10.75	2,576	—	—	2,576
TS2013-6 M&A Investment Fund		8,466	25.00	2,116	—	—	2,116
Dream High Fund III		2,854	54.55	1,556	—	—	1,556
Haejin Shipping Co., Ltd.		5,112	24.00	1,228	—	—	1,228
SHC-EN Fund		9,916	43.48	4,312	—	—	4,312
SP New Technology Business investment Fund I		8,484	23.26	1,974	—	—	1,974
Albatross Growth Fund		9,187	36.36	3,341	—	—	3,341
Asia Pacific No.39 Ship Investment Co., Ltd.		10,171	50.00	5,085	—	—	5,085
Midas Dong-A Snowball Venture Fund		2,255	53.33	1,202	—	—	1,202
IBKS-Shinhan Creative Economy New Technology Fund		2,963	5.00	148	—	—	148
SH Rental Service		303	20.00	61	—	—	61
SM New Technology Business Investment Fund I		5,312	36.36	1,931	—	—	1,931
AJU-SHC WIN-WIN COMPANY FUND 4		9,100	21.98	2,000	—	—	2,000
APC Fund		133,887	25.18	33,715	—	—	33,715
BNH-CJ Bio Healthcare Fund		34,104	26.67	9,095	—	—	9,095

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

(In millions of won)

16.	Investments in associates (continued)

Investees	2015
	Net assets (a)		Ownership (%) (b)	Interests in the net assets (a)*(b)	Intra-group transactions	Other	Carrying value
Korea Investment Gong-pyeong Office Real Estate Investment Trust 2nd		56,021	50.00	28,010	—	—	28,010
Shinhan Praxis K-Growth Global Private Equity Fund		45,653	18.87	8,614	—	—	8,614
BNPParibas Cardif General Insurance		17,396	10.00	1,739	—	—	1,739
SHBNPP Private Korea Equity Long-Short Professional Feeder		94,739	29.24	28,076	—	—	28,076
Shinhan-Stonebridge Petro PEF		979,031	1.82	17,841	—	—	17,841

	￦	3,391,107		452,593	(240)	(59,347)	393,006

(*1)	Net assets do not include non-controlling interests and other adjustments represent the cumulative impairment loss and unequal dividends from investee.
(*2)	Net assets do not include non-controlling interests.
(*3)	Other adjustments represent the unrecognized equity method losses because the Group has stopped recognizing its equity method losses as the balance of the investment has been reduced to zero.
(*4)	Other adjustments represent an impairment loss, ￦9,024 million and the difference between the cost of the investment and the Group’s interests in the net carrying value of the investee’s assets and liabilities at the investment date, ￦2,394 million.
(*5)	Net assets do not include non-controlling interests and other adjustments represent the difference between the cost of the investment and the Group’s interests in the net carrying value of the investee’s assets and liabilities at the investment date.

(e)	The unrecognized equity method losses for the year ended December 31, 2016 and the cumulative unrecognized equity method losses as of December 31, 2016 are as follows:

Investees	2016
	Unrecognized equity method losses		Cumulative unrecognized equity method losses
Daewontos Co., Ltd.	￦	(226)	(760)
EQP Global Energy Infrastructure Private Equity Fund		(311)	(311)
JAEYANG INDUSTRY		(18)	(18)

	￦	(555)	(1,089)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

(In millions of won)

17.	Investment properties, net

(a)	Investment properties as of December 31, 2016 and 2015 are as follows:

	2016		2015
Acquisition cost	￦	438,004	266,893
Accumulated depreciation		(84,829)	(58,176)

Book value	￦	353,175	208,717

(b)	Changes in investment properties for the years ended December 31, 2016 and 2015 are as follows:

	2016		2015
Beginning balance	￦	208,717	267,529
Acquisitions		175,835	10,336
Disposals		(20,479)	(53,347)
Depreciation		(19,588)	(13,117)
Amounts transferred from (to) property and equipment		10,898	(3,122)
Amounts transferred to assets held for sale(*)		(2,200)	—
Foreign currency adjustment		(8)	438

Ending balance	￦	353,175	208,717

(*)	Comprise land and buildings, etc.

(c)	Income and expenses on investment property for the years ended December 31, 2016 and 2015 were as follows:

	2016		2015
Rental income	￦	27,852	30,876
Direct operating expenses for investment properties that generated rental income		9,384	9,434

(d)	The fair value of investment property as of December 31, 2016 and 2015 is as follows:

	2016		2015
Land and buildings(*)	￦	1,127,262	1,016,736

(*)	Fair value of investment properties is estimated based on the recent market transactions and certain significant unobservable inputs. Accordingly, fair value of investment properties is classified as level 3.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

(In millions of won)

18.	Other assets, net

Other assets as of December 31, 2016 and 2015 are as follows:

	2016		2015
Accounts receivable	￦	5,333,459	7,034,582
Domestic exchange settlement debit		6,123,196	2,391,014
Guarantee deposits		1,167,045	1,214,199
Present value discount		(37,863)	(47,326)
Accrued income		1,342,009	1,250,507
Prepaid expense		115,583	132,153
Suspense payments		57,691	54,865
Sundry assets		58,347	55,369
Separate account assets		2,737,869	2,473,528
Advance payments		280,301	325,933
Unamortized deferred acquisition cost		975,365	1,042,788
Other		66,592	85,321
Allowances for impairment		(51,186)	(67,006)

	￦	18,168,408	15,945,927

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

(In millions of won)

19.	Leases

(a)	Finance lease receivables of the Group as lessor as of December 31, 2016 and 2015 are as follows:

	2016
	Gross investment		Unearned finance income	Present value of minimum lease payment	Unguaranteed residual value
Not later than 1 year	￦	760,468	73,129	687,339	—
1 ~ 5 years		1,181,663	72,813	1,108,850	—
Later than 5 years		20,172	16	20,156	—

	￦	1,962,303	145,958	1,816,345	—

	2015
	Gross investment		Unearned finance income	Present value of minimum lease payment	Unguaranteed residual value
Not later than 1 year	￦	774,939	127,756	647,183	—
1 ~ 5 years		1,294,374	79,795	1,214,579	—
Later than 5 years		13,728	28	13,700	—

	￦	2,083,041	207,579	1,875,462	—

(b)	The scheduled maturities of minimum lease payments of the Group as lessor as of December 31, 2016 and 2015 are as follows:

Operating leases

	Minimum lease payment
	2016		2015
Not later than 1 year	￦	14,992	17,816
1 ~ 5 years		11,062	14,644

	￦	26,054	32,460

(c)	Future minimum lease payments under non-cancellable operating lease of the Group as lessee as of December 31, 2016 and 2015 are as follows:

	Minimum lease payment
	2016		2015
Not later than 1 year	￦	179,057	199,139
1 ~ 5 years		162,683	232,718
Later than 5 years		3,720	3,873

	￦	345,460	435,730

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

(In millions of won)

20.	Pledged assets

(a)	Assets pledged as collateral as of December 31, 2016 and 2015 are as follows:

	2016		2015
Loans	￦	76,432	364,971
Securities
Trading assets		10,761,284	6,969,235
Financial assets designated at fair value through profit or loss		580,837	211,411
Available-for-sale financial assets		2,290,029	1,615,430
Held-to-maturity financial assets		8,011,985	6,061,673

		21,644,135	14,857,749

Deposits		701,366	779,549
Real estate		61,711	10,330
Other assets		—	116,359

	￦	22,483,644	16,128,958

The carrying amounts of asset pledged that the pledgees have the right to sell or repledge regardless of the Group’s default as of December 31, 2016 and 2015 are ￦8,877,166 million and ￦7,545,051 million, respectively.

(b)	The fair value of collateral held that the Group has the right to sell or repledge regardless of pledger’s default as of December 31, 2016 and 2015 are as follows:

	2016
	Collateral held		Collateral sold or repledged
Securities	￦	11,417,208	—
Others		200	—

	2015
	Collateral held		Collateral sold or repledged
Securities	￦	12,104,793	—
Others		270,100	—

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

(In millions of won)

21.	Deposits

Deposits as of December 31, 2016 and 2015 are as follows:

	2016		2015
Demand deposits	￦	93,632,192	83,639,042
Time deposits		126,325,628	122,918,419
Negotiable certificates of deposits		6,478,626	4,579,112
Note discount deposits		4,581,276	3,018,551
CMA(*)		2,473,048	2,280,816
Others		1,647,188	1,240,488

	￦	235,137,958	217,676,428

(*)	CMA: Cash management account deposits

22.	Trading liabilities

Trading liabilities as of December 31, 2016 and 2015 are as follows:

	2016		2015
Securities sold:
Equity	￦	581,625	631,514
Debt		815,383	977,545
Others		93,757	72,726

		1,490,765	1,681,785
Gold deposits		485,995	453,605

	￦	1,976,760	2,135,390

23.	Financial liabilities designated at fair value through profit or loss

Financial liabilities designated at fair value through profit or loss as of December 31, 2016 and 2015 are as follows:

	2016		2015	Reason for designation
Deposits	￦	6,282	13,509	Combined instrument
Equity-linked securities sold		7,024,194	6,721,344	Combined instrument
Derivatives-combined securities sold		2,193,032	2,094,947	Combined instrument
Securities sold		10,134	86,532	Evaluation and management on a fair value basis

	￦	9,233,642	8,916,332

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

(In millions of won)

24.	Borrowings

(a)	Borrowings as of December 31, 2016 and 2015 are as follows:

	2016
	Interest rate (%)	Amount
Borrowings in won:
Borrowings from Bank of Korea	0.50~0.75	￦	2,669,027
Others	0.00~5.00		7,582,778

			10,251,805

Borrowings in foreign currency:
Overdraft due to banks	0.00		152,589
Borrowings from banks	0.24~3.95		3,717,391
Others	1.02~1.86		1,947,650

			5,817,630

Call money	0.10~10.00		1,130,476
Bills sold	0.65~1.52		12,427
Bonds sold under repurchase agreements	0.30~6.29		8,082,626
Bond issuance costs			(723)

		￦	25,294,241

	2015
	Interest rate (%)	Amount
Borrowings in won:
Borrowings from Bank of Korea	0.50~0.75	￦	2,001,467
Others	0.00~4.35		5,760,512

			7,761,979

Borrowings in foreign currency:
Overdraft due to banks	0.00~0.76		180,640
Borrowings from banks	0.10~7.95		4,342,989
Others	0.47~1.18		2,088,665

			6,612,294

Call money	0.32~7.00		643,414
Bills sold	0.75~2.00		24,803
Bonds sold under repurchase agreements	0.69~3.49		6,621,251
Due to Bank of Korea in foreign currency	0.10		71,809
Bond issuance costs			(1,685)

		￦	21,733,865

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

(In millions of won)

25.	Debt securities issued

Debt securities issued as of December 31, 2016 and 2015 are as follows:

	2016
	Interest rate (%)	Amount
Debt securities issued in won:
Debt securities issued	0.00~8.00	￦	33,838,495
Subordinated debt securities issued	2.20~4.69		3,991,056
Loss on fair value hedges			(147,208)
Bond issuance cost			(38,178)

			37,644,165

Debt securities issued in foreign currencies:
Debt securities issued	0.03~4.38		5,526,809
Subordinated debt securities issued	3.88		1,189,067
Loss on fair value hedges			(9,977)
Bond issuance cost			(23,279)

			6,682,620

		￦	44,326,785

	2015
	Interest rate (%)	Amount
Debt securities issued in won:
Debt securities issued	0.00~8.00	￦	31,019,830
Subordinated debt securities issued	2.72~5.10		3,940,808
Loss on fair value hedges			(52,579)
Bond issuance cost			(55,288)

			34,852,771

Debt securities issued in foreign currencies:
Debt securities issued	0.32~4.38		6,361,471
Gain on fair value hedges			25,983
Bond issuance cost			(18,941)
			6,368,513

		￦	41,221,284

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

(In millions of won)

26.	Employee benefits

(a)	Defined benefit plan assets and liabilities

Defined benefit plan assets and liabilities as of December 31, 2016 and 2015 are as follows:

	2016		2015
Present value of defined benefit obligations	￦	1,689,980	1,567,898
Fair value of plan assets		(1,559,101)	(1,341,768)

Recognized liabilities for defined benefit obligations	￦	130,879	226,130

(b)	Changes in the present value of defined benefit obligation and plan assets for the years ended December 31, 2016 and 2015 were as follows:

	2016
	Defined benefit obligation		Plan assets	Net defined benefit liability
Beginning balance	￦	1,567,898	(1,341,768)	226,130
Included in profit or loss:
Current service cost		179,811	—	179,811
Past service cost		—	—	—
Interest expense (income)		50,892	(44,773)	6,119

		230,703	(44,773)	185,930

Included in other comprehensive income:
Remeasurement loss (gain):
- Actuarial gains (losses) arising from :
Demographic assumptions		2,344	—	2,344
Financial assumptions		(297)	—	(297)
Experience adjustment		(41,538)	—	(41,538)
- Return on plan assets excluding interest income		—	19,448	19,448

		(39,491)	19,448	(20,043)

Other:
Benefits paid by the plan		(75,719)	62,350	(13,369)
Contributions paid into the plan		—	(254,413)	(254,413)
Succession from associates		6,280	55	6,335
Change in subsidiaries		250	—	250
Effect of movements in exchange rates		59	—	59

		(69,130)	(192,008)	(261,138)

Ending balance	￦	1,689,980	(1,559,101)	130,879

Profit or loss arising from defined benefit plans is included in general and administrative expenses.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

(In millions of won)

26.	Employee benefits (continued)

	2015
	Defined benefit obligation		Plan assets	Net defined benefit liability
Beginning balance	￦	1,346,881	(1,037,424)	309,457
Included in profit or loss:
Current service cost		161,539	—	161,539
Past service cost		—	—	—
Interest expense (income)		50,950	(41,121)	9,829

		212,489	(41,121)	171,368

Included in other comprehensive income:
Remeasurement loss (gain):
- Actuarial gains (losses) arising from :
Demographic assumptions		(21,329)	—	(21,329)
Financial assumptions		142,484	—	142,484
Experience adjustment		(30,428)	—	(30,428)
- Return on plan assets excluding interest income		—	18,396	18,396

		90,727	18,396	109,123

Other:
Benefits paid by the plan		(71,964)	53,465	(18,499)
Contributions paid into the plan		—	(335,461)	(335,461)
Succession from associates		5,071	—	5,071
Change in subsidiaries		(15,403)	377	(15,026)
Effect of movements in exchange rates		97	—	97

		(82,199)	(281,619)	(363,818)

Ending balance	￦	1,567,898	(1,341,768)	226,130

Profit or loss arising from defined benefit plans is included in general and administrative expenses.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

(In millions of won)

26.	Employee benefits (continued)

(c)	The composition of plan assets as of December 31, 2016 and 2015 are as follows:

	2016		2015
Plan assets comprise:
Equity securities	￦	126,348	92,316
Debt securities		32,838	15,823
Due from banks		1,363,942	1,184,300
Other		35,973	49,329

	￦	1,559,101	1,341,768

(d)	Actuarial assumptions as of December 31, 2016 and 2015 are as follows:

	2016	2015	Description
Discount rate	2.78%~3.40%	2.77%~3.53%	AA corporate bond yields
Future salary increase rate	2.50%~5.38% + Upgrade rate	2.68%~4.13% + Upgrade rate	Average for 5 years

(e)	Sensitivity analysis

Reasonably possible changes as of December 31, 2016 to one of the relevant actuarial assumptions, holding other assumptions constant, would have affected the defined benefit obligation by the amounts shown below.

	Defined benefit obligation
	Increase		Decrease
Discount rate (1%p movement)	￦	1,542,736	1,859,428
Future salary increase rate (1%p movement)		1,858,659	1,540,686

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

(In millions of won)

27.	Provisions

(a)	Provisions as of December 31, 2016 and 2015 are as follows:

	2016		2015
Asset retirement obligations	￦	50,738	48,434
Expected loss related to litigation		34,471	25,945
Unused credit commitments		450,997	434,941
Bonus card points program		25,425	27,649
Financial guarantee contracts issued		79,238	81,374
Others		88,019	80,445

	￦	728,888	698,788

(b)	Changes in provisions for the years ended December 31, 2016 and 2015 were as follows:

	2016
	Asset retirement		Litigation	Unused credit	Card point (*2)	Guarantee	Other	Total
Beginning balance	￦	48,434	25,945	434,941	27,649	81,374	80,445	698,788
Provision		2,714	11,387	15,419	51,745	3,887	25,174	110,326
Provision used		(2,647)	(3,226)	—	(54,300)	—	(17,649)	(77,822)
Foreign exchange translation		—	365	637	—	993	60	2,055
Others(*1)		2,237	—	—	331	(7,016)	(11)	(4,459)

Ending balance	￦	50,738	34,471	450,997	25,425	79,238	88,019	728,888

	2015
	Asset retirement		Litigation	Unused credit	Card point (*2)	Guarantee	Other	Total
Beginning balance	￦	44,181	33,377	402,877	33,113	107,209	73,408	694,165
Provision (reversal)		1,671	(4,474)	31,476	43,975	(32,700)	24,149	64,097
Provision used		(1,215)	(3,686)	—	(49,439)	—	(16,625)	(70,965)
Foreign exchange translation		—	728	588	—	2,552	270	4,138
Others(*1)		3,797	—	—	—	4,313	(757)	7,353

Ending balance	￦	48,434	25,945	434,941	27,649	81,374	80,445	698,788

(*1)	Others include the effects of decrease in discount and changes in discount rate.
(*2)	Provisions for card point were classified as fees and commission expense.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

(In millions of won)

27.	Provisions (continued)

(c)	Asset retirement obligation liabilities represent the estimated cost to restore the existing leased properties which is discounted to the present value using the appropriate discount rate at the end of the reporting period. Disbursements of such costs are expected to incur at the end of lease contract. Such costs are reasonably estimated using the average lease year and the average restoration expenses. The average lease year is calculated based on the past ten-year historical data of the expired leases. The average restoration expense is calculated based on the actual costs incurred for the past three years using the three-year average inflation rate.

(d)	Allowance for guarantees and acceptances as of December 31, 2016 and 2015 are as follows:

	2016		2015
Guarantees and acceptances outstanding	￦	9,324,734	10,110,330
Contingent guarantees and acceptances		2,997,553	3,036,301
ABS and ABCP purchase commitments		2,060,089	2,668,370
Endorsed bill		32,187	29,549

	￦	14,414,563	15,844,550

Allowance for loss on guarantees and acceptances	￦	79,238	81,374
Ratio		0.55%	0.51

28.	Liability under insurance contracts

(a)	Insurance risk

Insurance risk, arising out of underwriting of insurance contract and benefit payment, means a risk in which the amount from an unexpected loss is larger than the premium amount. Insurance risk management aims to minimize risk, of benefit to be paid in excess of what was initially assumed at the time of pricing due to occurrence of an unusual occasion or change of economic environment.

The insurance products that the Group provides are life insurance products and can be categorized as individual insurance and group insurance with regard to the insured person. In group insurance contacts the insured person is an employee or member of an entity and the policy holder is either the entity or a representative of the entity. The group insurances comprise savings insurances and protection type insurances. The protection type insurance means an insurance in which the aggregate of the insurance proceeds payable upon survival under the base age condition, cases where a male at the full age of 40 purchases an insurance policy, shall not exceed insurance premiums already paid. The savings insurance means an insurance, other than a protection type insurance product, in which the aggregate of insurance proceeds payable upon survival may exceed insurance premiums already paid. Individual insurances comprise death insurances (in which the insurance event is death), pure endowment insurances (in which the insurance event is survival) and endowment insurances (in which the insurance event is both survival and death).

(b)	Insurance risk management

Insurance risk management comprises acceptance and administration of insurance contracts, calculation and adjustment of premium rate, review and payment of claims, reinsurance and closing accounts. Each insurance component is managed by a department operating for the risk component.

The Risk Management Team and other related departments conduct preemptive risk management when they develop or revise an insurance product. Insurance risk is continuously improved through regularly reviewing experience rate analysis, insurance risk measurement, underwriting and claims inspection process after product selling.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

(In millions of won)

28.	Liability under insurance contracts (continued)

i) Underwriting

The Group reviews and improves the medical underwriting guideline based on the changes of medical environment. The Group reassesses and reinforces underwriting standards through profit and loss analysis over insurance contracts. Consultants are updated with the latest underwriting standards. The Group distributes underwriting manual for consultants to prevent mis-selling. Risk Management Supporting enhances the accuracy of the risk assessment over a subscribed insurance contract. It provides various risk information that are consistent and underwriting that is reasonable.

ii) Risk management through reinsurance

The Group cedes an insurance contract to reinsurer if risks of the contract need to be transferred or diversified to ensure claims payment ability and to maintain financial sustainability of the Group. To achieve the objectives of reinsurance activity, the Group runs reinsurance business efficiently by profit-loss analysis, cedes insurance contracts to reliable reinsurer and observes relevant regulations through the internal control system.

iii) Developing insurance product

When an insurance product is developed or revised, the Group prices insurance premium based on the analysis of expected and actual insurance risk difference and sensitivity to the risk factors. The Group also reviews the appropriateness of the premium and the profitability of the products through the historical loss experience analysis. The Group reviews compliance of risk management policy and appropriateness of expected profit-loss based on experience rate as a part of post selling risk management for a high risk product. Policy and underwriting standard of the product would be revised in line with the result of the review to improve insurance risk.

iv) Assessment of claims requests and payment

A standard process for accepting requests and claims payment is enacted to regulate the assessment process of claims requests. The Group pays reasonable benefit using insurance risk management system score, assessment process by types of claims and historical insurance loss experience analysis. The Group monitors deficiency of insurance policy through claim assessment process, and based on that, modifies insurance policies and contracts. The claims payment process is continuously improved reflecting the result of insurance event inspection process monitoring, internal audit and customer complaints etc.

(c)	Insurance liabilities as of December 31, 2016 and 2015 are as follows:

	2016		2015
Policy reserve	￦	22,366,865	20,041,489
Policyholder’s equity adjustment		10,569	16,795

	￦	22,377,434	20,058,284

(d)	Policy reserve as of December 31, 2016 and 2015 are as follows:

	2016		2015
Interest rate linked	￦	15,177,891	13,541,770
Fixed interest rate		7,188,974	6,499,719

	￦	22,366,865	20,041,489

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

(In millions of won)

28.	Liability under insurance contracts (continued)

(e)	The details of policy reserves as of December 31, 2016 and 2015 are as follows:

	2016
	Individual insurance					Group insurance
	Pure endowment		Death	Endowment	Subtotal	Pure protection	Savings	Subtotal	Total
Premium reserve	￦	4,848,027	9,451,671	6,958,191	21,257,889	37,777	297	38,074	21,295,963
Guarantee reserve		11,265	44,288	156	55,709	—	—	—	55,709
Unearned premium reserve		3	376	—	379	465	—	465	844
Reserve for outstanding claims		79,017	714,129	155,735	948,881	29,788	—	29,788	978,669
Interest rate difference guarantee reserve		1,882	163	13	2,058	—	—	—	2,058
Mortality gains reserve		6,212	5,275	222	11,709	4	—	4	11,713
Interest gains reserve		17,356	268	21	17,645	—	—	—	17,645
Long term duration dividend reserve		56	10	2	68	—	—	—	68
Reserve for policyholder’s profit dividend		2,862	—	—	2,862	—	—	—	2,862
Reserve for losses on dividend insurance contract		1,334	—	—	1,334	—	—	—	1,334

	￦	4,968,014	10,216,180	7,114,340	22,298,534	68,034	297	68,331	22,366,865

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

(In millions of won)

28.	Liability under insurance contracts (continued)

	2015
	Individual insurance					Group insurance
	Pure endowment		Death	Endowment	Subtotal	Pure protection	Savings	Subtotal	Total
Premium reserve	￦	4,228,561	8,346,382	6,439,851	19,014,794	37,088	294	37,382	19,052,176
Guarantee reserve		11,212	30,927	167	42,306	—	—	—	42,306
Unearned premium reserve		3	454	—	457	531	—	531	988
Reserve for outstanding claims		65,059	666,320	149,891	881,270	28,644	—	28,644	909,914
Interest rate difference guarantee reserve		2,046	168	14	2,228	—	—	—	2,228
Mortality gains reserve		6,658	5,372	243	12,273	4	—	4	12,277
Interest gains reserve		16,340	271	22	16,633	—	—	—	16,633
Long term duration dividend reserve		60	10	2	72	—	—	—	72
Reserve for policyholder’s profit dividend		2,898	—	—	2,898	—	—	—	2,898
Reserve for losses on dividend insurance contract		1,997	—	—	1,997	—	—	—	1,997

	￦	4,334,834	9,049,904	6,590,190	19,974,928	66,267	294	66,561	20,041,489

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

(In millions of won)

28.	Liability under insurance contracts (continued)

(f)	Reinsurance credit risk as of December 31, 2016 and 2015 are as follows:

	2016
	Reinsurance assets		Reinsurance account receivable
AA- to AA+	￦	930	2,377
A- to A+		820	1,692

	￦	1,750	4,069

	2015
	Reinsurance assets		Reinsurance account receivable
AA- to AA+	￦	852	1,630
A- to A+		533	749

	￦	1,385	2,379

(g)	Income or expenses on insurance for the years ended December 31, 2016 and 2015 are as follows:

	2016		2015
Insurance income:
Premium income	￦	4,558,453	4,421,381
Reinsurance income		6,840	4,239
Separate account income		20,805	22,208

		4,586,098	4,447,828
Insurance expenses:
Claims paid		2,007,831	1,946,669
Reinsurance premium expenses		8,405	5,306
Provision for policy reserves		2,325,010	2,277,549
Separate account expenses		20,805	22,207
Discount charge		548	458
Acquisition costs		559,213	596,124
Collection expenses		15,367	14,139
Deferred acquisition costs		(373,490)	(418,975)
Amortization of deferred acquisition costs		440,913	436,512

		5,004,602	4,879,989

Net loss on insurance	￦	(418,504)	(432,161)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

(In millions of won)

28.	Liability under insurance contracts (continued)

(h)	Maturity of premium reserve as of December 31, 2016 and 2015 are as follows:

	2016
	Less than 1 year		1 ~ 3 years	3 ~ 7 years	7 ~ 10 years	10 ~ 20 years	More than 20 years	Total
Fixed interest rate	￦	25,096	175,097	549,783	598,030	1,186,510	4,026,275	6,560,791
Interest rate linked		38,828	220,839	1,711,187	469,287	1,227,833	11,067,198	14,735,172

Ending balance	￦	63,924	395,936	2,260,970	1,067,317	2,414,343	15,093,473	21,295,963

	2015
	Less than 1 year		1 ~ 3 years	3 ~ 7 years	7 ~ 10 years	10 ~ 20 years	More than 20 years	Total
Fixed interest rate	￦	14,258	89,356	458,102	598,282	1,157,664	3,590,347	5,908,009
Interest rate linked		44,685	75,385	1,550,233	572,951	1,123,881	9,777,032	13,144,167

Ending balance	￦	58,943	164,741	2,008,335	1,171,233	2,281,545	13,367,379	19,052,176

(i)	Liability adequacy test, LAT

Liability adequacy tests were performed on the premium reserve, unearned premium reserve and guarantee reserve for the contracts held at December 31, 2016 and 2015. The premium reserve considered the amount net level premium reserve less, where appropriate, deferred acquisition cost in accordance with the article 6-3 of Regulation on Supervision of Insurance Business Act.

The assumptions of the current estimation used to assessment and their basis for calculation was as follows:

Assumptions
	2016	2015	Measurement basis
Discount rate	2.31% ~ 9.11%	2.55% ~ 6.88%	Future rate of return on invested asset based on the rate scenario suggested by FSS
Mortality rate	8% ~ 445%	7% ~ 202%	Rate of premium paid on risk premium based on experience-based rate by classes of sales channel, product and transition period of last 5 years
Operating expense rate	Acquisition cost - The first time: 90% ~ 976% - From the second time: 0% ~ 283% Maintenance expense (each case): 1,300won ~ 5,636won Collection expenses (on gross premium): 0.03% ~ 1.03%	Acquisition cost - The first time: 90% ~ 818% - From the second time: 0% ~ 258% Maintenance expense (each case): 1,325won ~ 4,500won Collection expenses (on gross premium): 137won ~454won	Operating expense rate on gross premium or expense per contract based on experience-based rate of last 1 year
Surrender ratio	1.00% ~ 64.83%	1.17% ~ 63.16%	Surrender ratio by classes of sales channel, product and transition period of last 5 years

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

(In millions of won)

28.	Liability under insurance contracts (continued)

The result of liability adequacy test as of December 31, 2016 and 2015 are as follows:

	2016
	Provisions for test		LAT base	Premium loss (surplus)(*)
Participating:
Fixed interest	￦	610,549	1,484,058	873,509
Variable interest		806,798	904,397	97,599

		1,417,347	2,388,455	971,108

Non- Participating:
Fixed interest		5,574,693	5,078,409	(496,283)
Variable interest		13,308,165	11,550,169	(1,757,997)

		18,882,858	16,628,578	(2,254,280)

	￦	20,300,205	19,017,033	(1,283,172)

	2015
	Provisions for test		LAT base	Premium loss (surplus)
Participating:
Fixed interest	￦	601,588	1,468,506	866,918
Variable interest		745,094	808,354	63,260

		1,346,682	2,276,860	930,178

Non- Participating:
Fixed interest		5,017,317	4,389,627	(627,690)
Variable interest		11,615,842	9,600,136	(2,015,706)

		16,633,159	13,989,763	(2,643,396)

Option and guarantee		42,306	122,042	79,736

	￦	18,022,147	16,388,665	(1,633,482)

(*)	To the extent the premiums are deficient to cover expected future losses at the entity level, an additional reserve is recorded for the premium deficiency.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

(In millions of won)

28.	Liability under insurance contracts (continued)

Sensitivity analysis as of December 31, 2016 and 2015 are as follows:

	LAT fluctuation
	2016		2015
Discount rate increased by 0.5%	￦	(1,804,834)	(901,208)
Discount rate decreased by 0.5%		2,096,280	1,343,624
Operating expense increased by 10%		274,108	249,095
Mortality rate increased by 10%		696,982	541,400
Mortality rate increased by 5%		341,421	277,282
Surrender ratio increased by 10%		113,340	125,240

29.	Other liabilities

Other	liabilities as of December 31, 2016 and 2015 are as follows:

	2016		2015
Accounts payable	￦	7,258,267	8,535,444
Accrued expenses		2,835,472	2,821,615
Dividend payable		9,553	19,572
Advance receipts		180,626	168,550
Unearned income(*)		373,895	351,313
Withholding value-added tax and other taxes		338,771	478,483
Securities deposit received		713,417	721,936
Foreign exchange remittances pending		226,927	209,086
Domestic exchange remittances pending		980,663	2,227,750
Borrowing from trust account		3,447,078	2,972,023
Due to agencies		498,943	542,014
Deposits for subscription		46,983	86,111
Separate account liabilities		2,999,109	2,567,196
Sundry liabilities		969,010	1,480,086
Other		55,896	150,629
Present value discount account		(17,463)	(20,818)

	￦	20,917,147	23,310,990

(*)	Changes in deferred (unearned) point income for the years ended December 31, 2016 and 2015 are as follows:

	2016		2015
Beginning balance	￦	182,198	158,897
Deferred income		291,838	208,618
Recognized income		(283,379)	(227,077)

Ending balance	￦	190,657	140,438

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

(In millions of won, except per share data)

30.	Equity

(a)	Equity as of December 31, 2016 and 2015 are as follows:

	2016		2015
Capital stock:
Common stock	￦	2,370,998	2,370,998
Preferred stock		274,055	274,055

		2,645,053	2,645,053

Hybrid bond		498,316	736,898
Capital surplus:
Share premium		9,494,769	9,494,769
Others		392,566	392,566

		9,887,335	9,887,335

Capital adjustments		(458,461)	(423,536)
Accumulated other comprehensive income, net of tax:
Valuation gain (loss) on available-for-sale financial assets		394,183	826,712
Equity in other comprehensive income of associates		21,258	18,569
Foreign currency translation adjustments for foreign operations		(151,726)	(163,737)
Net loss from cash flow hedges		(13,464)	(12,202)
Other comprehensive income of separate account		4,466	8,795
Actuarial gains (losses)		(357,300)	(373,366)

		(102,583)	304,771

Retained earnings(*1)		18,640,038	17,689,134
Non-controlling interest(*2)		635,282	973,401

	￦	31,744,980	31,813,056

(*1)	Restriction on appropriation of retained earnings is as follows:

1)	Legal reserve of ￦1,845,691 million and ￦1,756,387 million for the years ended December 31, 2016 and 2015, respectively.

2)	Regulatory reserve for loan loss of ￦9,144 million and ￦8,479 million for the years ended December 31, 2016 and 2015, respectively.

3)	Retained earnings restricted for dividend at subsidiaries level pursuant to law and regulations amounts to ￦4,825,956 million for the years ended December 31, 2016.

(*2)	The hybrid bonds of ￦496,392 million and ￦801,298 million issued by Shinhan Bank were attributed to non-controlling interests as of December 31, 2016 and 2015, respectively. Dividends to those hybrid bonds of ￦45,691 million and ￦57,158 million were attributed to non-controlling interests for years ended December 31, 2016 and 2015, respectively.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

(In millions of won, except per share data)

30.	Equity (continued)

(b)	Capital stock

i)	Capital stock of the Group as of December 31, 2016 and 2015 are as follows:

Number of authorized shares		1,000,000,000
Par value per share in won	￦	5,000
Number of issued common stocks outstanding		474,199,587

On April 21, 2016, the Group redeemed all of its Series 12 redeemable preferred stock (11,100,000 shares) through profit redemption pursuant to the redemption conditions established at the issuance of the stock. Accordingly, the capital stock does not match the total amount of the par value for preferred stock issued. As of December 31, 2016, there is no outstanding redeemable preferred stock.

(c)	Hybrid bond

Hybrid bond classified as other equity as of December 31, 2016 and 2015 are as follows:

Issue date	Maturity date	Interest rate (%)	2016		2015
October 24, 2011	October 24, 2041	5.80	￦	—	238,582
May 22, 2012	May 22, 2042	5.34		298,861	298,861
June 25, 2015	June 25, 2045	4.38		199,455	199,455

			￦	498,316	736,898

The hybrid bonds above can be repaid at par value early after 5 years from date of issuance, and the Group has an unconditional right to extend the maturity under the same condition. In addition, if no dividend was to be paid for common shares, the agreed interest was also not paid. On October 24, 2016, the Group exercised early redemption to all of the 1st hybrid bonds that are past 5 years or more from the date of issuance.

(d)	Capital adjustments

Changes in capital adjustments for the years ended December 31, 2016 and 2015 are as follows:

	2016		2015
Beginning balance	￦	(423,536)	(393,405)
Transaction on redemption of hybrid bonds		(1,418)	—
Other transactions with owners		(33,507)	(30,131)

Ending balance	￦	(458,461)	(423,536)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

(In millions of won)

30.	Equity (continued)

(e)	Accumulated other comprehensive income

i)	Changes in accumulated other comprehensive income for the years ended December 31, 2016 and 2015 are as follows:

	2016
	Items that are or may be reclassified to profit or loss						Items that will never be reclassified to profit or loss	Total
	Unrealized gain (loss) on available-for-sale financial assets		Equity in other comprehensive income of associates	Foreign currency translation adjustments for foreign operations	Net loss from cash flow hedges	Other comprehensive income of separate account	Remeasurements of the defined benefit plans
Beginning balance	￦	826,712	18,569	(163,737)	(12,202)	8,795	(373,366)	304,771
Change due to fair value		(123,415)	1,813	—	—	(5,712)	—	(127,314)
Reclassification:
Change due to impairment or disposal		(445,040)	—	—	—	—	—	(445,040)
Effect of hedge accounting		—	—	—	(44,348)	—	—	(44,348)
Hedging		2,289	—	(54,393)	42,683	—	—	(9,421)
Effects from exchange rate fluctuations		(1,395)	—	52,936	—	—	—	51,541
Remeasurements of the defined benefit plans		—	—	—	—	—	20,513	20,513
Deferred income taxes		133,904	876	13,560	403	1,383	(4,845)	145,281
Non-controlling interests		1,127	—	(91)	—	—	398	1,434

Ending balance	￦	394,182	21,258	(151,725)	(13,464)	4,466	(357,300)	(102,583)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

(In millions of won)

30.	Equity (continued)

	2015
	Items that are or may be reclassified to profit or loss						Items that will never be reclassified to profit or loss	Total
	Unrealized gain (loss) on available-for-sale financial assets		Equity in other comprehensive income of associates	Foreign currency translation adjustments for foreign operations	Net loss from cash flow hedges	Other comprehensive income of separate account	Remeasurements of the defined benefit plans
Beginning balance	￦	1,092,622	6,945	(158,107)	(15,134)	5,703	(294,135)	637,894
Change due to fair value		197,959	14,559	—	—	4,079	—	216,597
Reclassification:
Change due to impairment or disposal		(574,018)	(423)	—	—	—	—	(574,441)
Effect of hedge accounting		—	—	—	(126,428)	—	—	(126,428)
Hedging		(864)	—	(33,864)	130,296	—	—	95,568
Effects from exchange rate fluctuations		30,796	—	27,850	—	—	—	58,646
Remeasurements of the defined benefit plans		—	—	—	—	—	(107,598)	(107,598)
Deferred income taxes		80,137	(2,512)	(455)	(936)	(987)	25,785	101,032
Non-controlling Interests		80	—	839	—	—	2,582	3,501

Ending balance	￦	826,712	18,569	(163,737)	(12,202)	8,795	(373,366)	304,771

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

(In millions of won)

30.	Equity (continued)

(f)	Appropriation of retained earnings

Statements of appropriation of retained earnings for the years ended December 31, 2016 and 2015 are as follows:

	2016		2015
Unappropriated retained earnings:
Balance at beginning of year	￦	5,422,880	5,285,274
Redemption of preferred stock		(1,125,906)	—
Dividend to hybrid bonds		(36,091)	(34,488)
Net income		1,470,250	893,041

		5,731,133	6,143,827
Reversal of regulatory reserve for loan losses		3,191	—

		5,734,324	6,143,827

Appropriation of retained earnings:
Legal reserve		147,025	89,304
Dividends
Dividends on common stocks paid		687,589	569,040
Dividends on preferred stocks paid		—	61,938
Regulatory reserve for loan losses		—	665
Voluntary reserve (loss compensation reserve)		2,000	—
Loss on hybrid bond redemption		1,418	—

		838,032	720,947

Unappropriated retained earnings to be carried over to subsequent year	￦	4,896,292	5,422,880

Date of appropriation:		March 23, 2017	March 24, 2016

These statements of appropriation of retained earnings were based on the separate financial statements of the parent company.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Separate Financial Statements

December 31, 2016 and 2015

(In millions of won)

30.	Equity (continued)

(g)	Regulatory reserve for loan loss

In accordance with Regulations for the Supervision of Financial Institutions, the Group reserves the difference between allowance for credit losses by K-IFRS and by Regulations for the Supervision of Financial Institutions at the account of regulatory reserve for loan losses.

i)	Changes in regulatory reserve for loan losses including non-controlling interests for the years ended December 31, 2016 and 2015 were as follows:

	2016		2015
Beginning balance	￦	2,192,635	2,235,402
Planned regulatory reserve for (reversal of) loan losses		60,136	(42,767)

Ending balance	￦	2,252,771	2,192,635

ii)	Profit attributable to equity holders of Shinhan Financial Group and earnings per share after factoring in regulatory reserve for loan losses for the years ended December 31, 2016 and 2015 are as follows:

	2016		2015
Profit attributable to equity holders of Shinhan Financial Group	￦	2,774,778	2,367,171
Adjustment for regulatory reserve for loan losses		(58,537)	46,053

Profit attributable to equity holders of Shinhan Financial Group after adjusted for regulatory reserve(*)	￦	2,716,241	2,413,224

Basic and diluted earnings per share after adjusted for regulatory reserve in won		5,612	4,886

(*)	Dividends for preferred stocks and hybrid bonds are deducted.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

(In millions of won, except per share data)

31.	Dividends

(a)	Details of dividends recognized as distributions to common stockholders for the years ended December 31, 2016 and 2015 are as follows:

	2016		2015
Total number of shares issued and outstanding	￦	474,199,587	474,199,587
Par value per share in won		5,000	5,000
Dividend per share in won		1,450	1,200

Dividends(*)	￦	687,589	569,040

Dividend rate per share		29.0%	24.0

(*)	The amounts are proposed or declared dividends before the financial statements were authorized for issue but not recognized as a distribution to owners during the year.

(b)	As of December 31, 2016, there are no outstanding redeemable preferred stocks and no dividends on preferred stocks to be paid by the Group as an appropriation of retained earnings.

Dividends recognized as distributions to preferred stockholders for the year ended December 31, 2015 are as follows:

	2015
	Total shares outstanding	Dividend per share in won	Total dividend		Issue price per share in won	Dividend rate per issue price
Convertible redeemable preferred stock series 12	11,100,000	5,580	￦	61,938	100,000	5.58%

(c)	Dividend for hybrid bond was calculated as follows for years ended December 31, 2016 and 2015:

	2016		2015
Amount of hybrid bond	￦	500,000	740,000
Interest rate		4.38~5.80%	4.38~5.80

Dividend(*)	￦	36,091	34,488

(*)	The dividends to hybrid bonds that were early redeemed during the period are included.

(d)	There is no unrecognized dividend on cumulative preferred stocks as of December 31, 2016 and 2015.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

(In millions of won)

32.	Net interest income

Net interest income for the years ended December 31, 2016 and 2015 are as follows:

	2016		2015
Interest income:
Cash and due from banks	￦	185,534	225,554
Trading assets		454,274	510,764
Financial assets designated at fair value through profit or loss		43,398	48,264
Available-for-sale financial assets		632,829	665,561
Held-to-maturity financial assets		561,823	539,190
Loans		9,230,303	9,024,682
Others		128,141	115,689

		11,236,302	11,129,704
Interest expense:
Deposits		(2,586,742)	(2,861,027)
Borrowings		(300,759)	(325,564)
Debt securities issued		(1,085,830)	(1,183,758)
Others		(57,605)	(66,422)

		(4,030,936)	(4,436,771)

Net interest income	￦	7,205,366	6,692,933

33.	Net fees and commission income

Net fees and commission income for the years ended December 31, 2016 and 2015 are as follows:

	2016		2015
Fees and commission income:
Credit placement fees	￦	74,352	74,769
Commission received as electronic charge receipt		137,213	136,991
Brokerage fees		333,722	410,682
Commission received as agency		131,026	167,137
Investment banking fees		66,150	79,840
Commission received in foreign exchange activities		182,975	162,989
Asset management fees		115,574	86,144
Credit card fees		2,343,255	2,351,140
Others		419,329	426,837

		3,803,596	3,896,529
Fees and commission expense:
Credit-related fee		(32,401)	(43,337)
Credit card fees		(1,899,339)	(1,848,510)
Others		(306,317)	(383,703)

		(2,238,057)	(2,275,550)

Net fees and commission income	￦	1,565,539	1,620,979

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

(In millions of won)

34.	Dividend income

Dividend income for the years ended December 31, 2016 and 2015 are as follows:

	2016		2015
Trading assets	￦	50,805	68,607
Available-for-sale financial assets		230,818	239,670

	￦	281,623	308,277

35.	Net trading income (loss)

Net trading income (loss) for the years ended December 31, 2016 and 2015 are as follows:

	2016		2015
Trading assets:
Loss on valuation of debt securities	￦	(47,017)	(6,451)
Gain (loss) on sale of debt securities		(1,933)	55,810
Gain on valuation of equity securities		161,234	19,355
Gain on sale of equity securities		70,603	125,552
Gain (loss) on valuation of other trading assets		18,336	(5,238)

		201,223	189,028

Trading liabilities:
Gain (loss) on valuation of securities sold		(121,262)	20,146
Gain (loss) on disposition of securities sold		5,174	(84,642)
Gain (loss) on valuation of other trading liabilities		(61,321)	24,366
Gain on disposition of other trading liabilities		2,589	1,805

		(174,820)	(38,325)

Derivatives:
Gain (loss) on valuation of derivatives		1,667	(803,990)
Gain on transaction of derivatives		341,440	309,189

		343,107	(494,801)

	￦	369,510	(344,098)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

(In millions of won)

36.	Net gain (loss) on financial instruments designated at fair value through profit or loss

Net gain (loss) on financial instruments designated at fair value through profit or loss for the years ended December 31, 2016 and 2015 are as follows:

	2016		2015
Financial assets designated at fair value through profit or loss:
Other securities
Gain on valuation	￦	11,798	14,707
Debt securities
Gain (loss) on valuation		20,498	(19,786)
Gain on sale and redemption		16,625	14,651

		37,123	(5,135)

Equity securities
Dividend income		185	112
Loss on valuation		(5,664)	(24,509)
Gain on sale		5,747	46,200

		268	21,803

Financial liabilities designated at fair value through profit or loss:
Other securities
Gain (loss) on valuation		(97)	95
Loss on disposal and redemption		(109)	(111)

		(206)	(16)
Borrowings
Gain (loss) on valuation		(174,348)	778,451
Loss on disposal and redemption		(376,590)	(350,045)

		(550,938)	428,406

	￦	(501,955)	459,765

37.	Net impairment loss on financial assets

Net impairment loss on financial assets for the years ended December 31, 2016 and 2015 are as follows:

	2016		2015
Impairment losses on:
Loans	￦	(1,102,781)	(1,021,711)
Available-for-sale financial assets		(96,381)	(254,883)
Other financial assets		(4,851)	—

		(1,204,013)	(1,276,594)
Reversal of impairment losses on:
Available-for-sale financial assets		8,350	12,541

	￦	(1,195,663)	(1,264,053)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

(In millions of won)

38. General and administrative expenses

General and administrative expenses for the years ended December 31, 2016 and 2015 are as follows:

	2016		2015
Employee benefits:
Salaries	￦	2,515,492	2,478,136
Severance benefits:
Defined contribution		22,007	20,203
Defined benefit		181,703	165,706
Termination benefits		106,833	105,031

		2,826,035	2,769,076
Rent		340,504	350,718
Entertainment		31,409	33,339
Depreciation		177,405	193,927
Amortization		74,222	75,060
Taxes and dues		164,177	195,729
Advertising		292,552	255,656
Research		14,070	13,442
Others		588,201	588,121

	￦	4,508,575	4,475,068

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

(In millions of won, except per share data)

39.	Share-based payments

(a)	Stock options granted as of December 31, 2016 are as follows:

	4th grant(*1)(*2)		5th grant(*1)(*2)		6th grant(*1)(*2)		7th grant(*1)(*2)
Grant date		March 30, 2005		March 21, 2006		March 20, 2007		March 19, 2008
Exercise price in won	￦	28,006	￦	38,829	￦	54,560	￦	49,053
Number of shares granted		2,695,200		3,296,200		1,301,050		808,700

Contractual exercise period		Within four years after three years from grant date		Within four years after three years from grant date		Within four years after three years from grant date		Within four years after three years from grant date

Changes in number of shares granted:
Balance at January 1, 2016		102,389		108,356		58,764		45,628
Exercised		—		—		—		—

Balance at December 31, 2016		102,389		108,356		58,764		45,628

Fair value per share	￦	17,244	￦	6,421		—		—

(*1)	The equity instruments granted are fully vested as of December 31, 2016. The weighted average exercise price for 315,137 stock options outstanding at December 31, 2016 is ￦39,726.
(*2)	As of December 31, 2016, the exercise of the remaining stock options (4th, 5th, 6th and 7th grant) was temporarily suspended.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

(In millions of won, except per share data)

39.	Share-based payments (continued)

(b)	Performance shares granted as of December 31, 2016 are as follows:

	Expired	Not expired
Type	Cash-settled share-based payment

Performance conditions	Increase rate of the stock price and achievement of target ROE

Operating period(*1)	4 or 5 years

Estimated number of shares vested at December 31, 2016	277,418	1,157,390

Fair value per share in won	￦ 45,926, ￦ 47,376, ￦ 40,889 and ￦ 45,766(*2)	￦ 45,250

(*1)	Four-year period is applied from the beginning of the year that the grant date belongs while five-year period for the shares with deferred payment.
(*2)	￦45,926 of fair value per unit is applied for the shares that are vested at December 31, 2013, ￦47,376 for the shares that are vested at December 31, 2014, ￦40,889 for the shares that are vested at December 31, 2015, ￦45,766 for the shares that are vested at December 31, 2016.

The amount of cash payment for the Group’s cash-settled share-based payment arrangements with performance conditions is determined at the fourth anniversary date from the grant date based on the share price which is an arithmetic mean of weighted average share prices of the past two-months, past one-month and past one-week. As such the fair value of number of shares expired is estimated using the arithmetic mean of weighted average share prices at the day after expiration date and the fair value of number of shares non-expired is estimated using the closing share price at the end of reporting year.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

(In millions of won)

39.	Share-based payments (continued)

(c)	Share-based compensation costs for the years ended December 31, 2016 and 2015 are as follows:

	2016
	Employees of
	The controlling company		The subsidiaries	Total
Stock options granted:
4th	￦	51	533	584
5th		36	582	618
6th		—	—	—
7th		—	—	—
Performance shares		2,890	23,845	26,735

	￦	2,977	24,960	27,937

	2015
	Employees of
	The controlling company		The subsidiaries	Total
Stock options granted:
4th	￦	(44)	(458)	(502)
5th		(31)	(500)	(531)
6th		—	—	—
7th		(4)	(15)	(19)
Performance shares		1,599	13,878	15,477

	￦	1,520	12,905	14,425

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

(In millions of won)

39.	Share-based payments (continued)

(d)	Accrued expenses and the intrinsic value as of December 31, 2016 and 2015 are as follows:

	2016
	Employees of
	The controlling company		The subsidiaries	Total
Stock options granted:
4th	￦	155	1,611	1,766
5th		41	655	696
6th		—	—	—
7th		—	—	—
Performance shares		7,433	57,638	65,071

	￦	7,629	59,904	67,533

The intrinsic value of share-based payments is ￦67,533 million as of December 31, 2016. For calculating, the quoted market price ￦45,250 per share was used for stock options and the fair value was considered as intrinsic value for performance shares, respectively.

	2015
	Employees of
	The controlling company		The subsidiaries	Total
Stock options granted:
4th	￦	103	1,079	1,182
5th		5	73	78
6th		—	—	—
7th		—	—	—
Performance shares		5,539	39,927	45,466

	￦	5,647	41,079	46,726

The intrinsic value of share-based payments is ￦46,726 million as of December 31, 2015. For calculating, the quoted market price ￦39,550 per share was used for stock options and the fair value was considered as intrinsic value for performance shares, respectively.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

(In millions of won)

40.	Net other operating expense

Other operating income and other operating expense for the years ended December 31, 2016 and 2015 are as follows:

	2016		2015
Other operating income
Gain on sale of assets:
Loans	￦	69,002	180,306
Others:
Gain on hedged items		392,913	356,090
Reversal of allowance for acceptances and guarantee		4,046	33,526
Gain on trust account		3,379	5,027
Gain on other allowance		30,419	6,988
Others		47,556	392,548

		478,313	794,179

		547,315	974,485

Other operating expense
Loss on sale of assets:
Loans		(11,021)	(10,759)
Others:
Loss on hedged items		(451,728)	(297,066)
Contribution		(252,178)	(274,685)
Loss on allowance for acceptances and guarantee		(7,933)	(825)
Loss on other allowance		(84,048)	(55,425)
Depreciation of operating lease assets		(8,315)	(9,895)
Others		(530,003)	(769,973)

		(1,334,205)	(1,407,869)

		(1,345,226)	(1,418,628)

Net other operating expenses	￦	(797,911)	(444,143)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

(In millions of won)

41.	Net other non-operating income

Other non-operating income and other non-operating expense for the years ended December 31, 2016 and 2015 are as follows:

	2016		2015
Other non-operating income
Gain on sale of assets:
Property and equipment	￦	3,343	2,379
Investment property		2,668	5,586
Lease assets		272	328
Others		95	433

		6,378	8,726

Gain on sale of Investments in associates		5,218	95,485
Others:
Rental income on investment property		27,852	30,876
Reversal of impairment losses on intangible asset		301	982
Gain from assets contributed		53	714
Others		104,563	100,877

		132,769	133,449

		144,365	237,660

Other non-operating expense
Loss on sale of assets:
Property and equipment		(2,811)	(1,496)
Investment property		(248)	(55)
Lease assets		(2,429)	(2,714)
Others		(118)	(69)

		(5,606)	(4,334)

Loss on sale of investments in associates		(3,315)	(2,012)
Impairment loss on investments in associates		(7,339)	(9,024)

		(10,654)	(11,036)

Others:
Donations		(19,367)	(24,830)
Depreciation of investment properties		(19,588)	(13,117)
Impaired loss on property and equipment		(2,204)	—
Impaired loss on intangible assets		(3,411)	(3,125)
Write-off of intangible assets		(966)	(960)
Collecting of written-off expenses		(4,379)	(8,088)
Others		(26,355)	(25,705)

		(76,270)	(75,825)

		(92,530)	(91,195)

Net other non-operating income	￦	51,835	146,465

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

(In millions of won)

42.	Income tax expense

(a)	Income tax expense for the years ended December 31, 2016 and 2015 are as follows:

	2016		2015
Current income tax expense	￦	718,757	556,558
Adjustment for prior periods		(36,372)	(31,101)
Temporary differences		(480,280)	67,928
Income tax recognized in other comprehensive income		143,448	101,234

Income tax expenses	￦	345,553	694,619

(b)	Income tax expense calculated by multiplying net income before tax with the tax rate for the years ended December 31, 2016 and 2015 are as follows:

	2016		2015
Profit before income taxes	￦	3,170,472	3,140,578
Income taxes at statutory tax rates	￦	765,395	758,345
Adjustments:
Non-taxable income		(30,839)	(16,421)
Non-deductible expense		18,786	7,862
Tax credit		(401)	(557)
Recognition of deferred tax assets related to expired unused tax losses (see note 42 (c)(*2))		(357,307)	—
Other		(13,709)	(42,869)
Refund due to adjustments of prior year tax returns		(36,372)	(11,741)

Income tax expense	￦	345,553	694,619

Effective tax rate		10.90%	22.12

The Group was subject to income taxes on taxable income at the following normal tax rates.

Taxable income	Tax Rate
￦200 million or below	11.0%
Below ￦20 billion	22.0%
￦20 billion or above	24.2%

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

(In millions of won)

42.	Income tax expense (continued)

(c)	Deferred tax expenses by origination and reversal of deferred assets and liabilities and temporary differences for the years ended December 31, 2016 and 2015 are as follows:

	2016
	Beginning balance		Profit or loss	Other comprehensive income	Ending Balance(*1)
Unearned income	￦	(138,541)	(693)	—	(139,234)
Account receivable		(13,203)	1,710	—	(11,493)
Trading assets		(59,232)	25,808	—	(33,424)
Available-for-sale		90,904	(137,598)	133,591	86,897
Investments in associates		3,021	16,215	876	20,112
Valuation and depreciation of property and equipment		(154,151)	7,291	—	(146,860)
Derivative asset (liability)		190,834	(66,004)	403	125,233
Deposits		15,412	2,750	—	18,162
Accrued expenses		95,278	13,422	—	108,700
Defined benefit obligation		350,047	34,510	(6,157)	378,400
Plan assets		(308,455)	(6,426)	1,173	(313,708)
Other provisions		203,360	18,389	—	221,749
Allowance for acceptances and guarantees		20,074	(544)	—	19,530
Allowance related to asset revaluation		(46,988)	11	—	(46,977)
Allowance for expensing depreciation		(578)	57	—	(521)
Deemed dividend		1,582	(204)	—	1,378
Accrued contributions		11,261	(2,497)	—	8,764
Financial instruments designated at fair value through profit of loss		(159,839)	100,954	—	(58,885)
Allowances		75,515	19,039	—	94,554
Fictitious dividend		5,101	(268)	—	4,833
Liability under insurance contracts		10,238	2,866	—	13,104
Other		(43,851)	(46,909)	13,562	(77,198)

	￦	147,789	(18,121)	143,448	273,116

Expired unused tax losses:
Extinguishment of deposit and insurance liabilities(*2)		—	357,307	—	357,307

	￦	147,789	339,186	143,448	630,423

(*1)	Deferred tax assets from overseas subsidiaries were decreased by ￦1,954 million due to foreign exchange rate movements.
(*2)	The Group did not previously recognized the deferred tax asset relating to the expired unused tax losses as the utilization of the expired unused tax losses had been assessed remote. In 2016, based on the new tax interpretation issued by Korea National Tax Service which allows utilization of expired unused tax losses against extinguishment of deposit and insurance liabilities and the relating recent tax refund, the Group recognized the deferred tax asset after factoring in future taxable profits and the expected future extinguishment of deposit and insurance liabilities.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

(In millions of won)

42.	Income tax expense (continued)

	2015
	Beginning balance		Profit or loss	Other comprehensive income/Other	Ending Balance(*1)
Unearned income	￦	(135,815)	(2,726)	—	(138,541)
Account receivable		(16,186)	2,983	—	(13,203)
Trading assets		(49,125)	(10,107)	—	(59,232)
Available-for-sale		42,673	(31,883)	80,114	90,904
Investments in associates		18,277	(12,744)	(2,512)	3,021
Valuation and depreciation of property and equipment(*2)		(146,176)	(3,014)	(4,961)	(154,151)
Derivative asset (liability)		8,172	183,598	(936)	190,834
Deposits		29,208	(13,796)	—	15,412
Accrued expenses		111,436	(16,158)	—	95,278
Defined benefit obligation		279,207	47,005	23,835	350,047
Plan assets		(237,208)	(72,425)	1,178	(308,455)
Other provisions		206,498	(3,138)	—	203,360
Allowance for acceptances and guarantees		25,914	(5,840)	—	20,074
Allowance related to asset revaluation		(44,810)	(2,178)	—	(46,988)
Allowance for expensing depreciation		(634)	56	—	(578)
Deemed dividend		1,334	248	—	1,582
Accrued contributions		13,308	(2,047)	—	11,261
Financial instruments designated at fair value through profit of loss		42,023	(201,862)	—	(159,839)
Allowances		59,732	15,783	—	75,515
Fictitious dividend		5,375	(274)	—	5,101
Liability under insurance contracts		7,683	2,555	—	10,238
Other		(2,079)	(41,327)	(445)	(43,851)

	￦	218,807	(167,291)	96,273	147,789

(*1)	Deferred tax assets from overseas subsidiaries were decreased by ￦1,455 million due to foreign exchange rate movements.
(*2)	Other adjustments represent the deferred tax was changed, due to the retrospective adjustment of identifiable net assets recognized at the acquisition of PT Centratama Nasional Bank.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

(In millions of won)

42.	Income tax expense (continued)

(d)	Deferred tax assets and liabilities that were directly charged or credited to equity for the years ended December 31, 2016 and 2015 are as follows:

	January 1, 2016			Changes		December 31, 2016
	OCI(*2)		Tax effect	OCI(*2)	Tax effect	OCI(*2)	Tax effect
Valuation gain (loss) on available-for-sale financial assets	￦	1,090,456	(263,744)	(566,121)	133,591	524,335	(130,153)
Foreign currency translation adjustments for foreign operations		(140,265)	(23,472)	(1,550)	13,562	(141,815)	(9,910)
Gain (loss) on cash flow hedge		(16,098)	3,896	(1,665)	403	(17,763)	4,299
Equity in other comprehensive income of associates		20,746	(2,177)	1,813	876	22,559	(1,301)
The accumulated other comprehensive income in separate account(*1)		11,603	(2,808)	(5,712)	1,383	5,891	(1,425)
Remeasurements of the defined benefit liability		(492,191)	118,825	21,050	(4,984)	(471,141)	113,841

Income tax charged or credited directly to equity	￦	474,251	(169,480)	(552,185)	144,831	(77,934)	(24,649)

	January 1, 2015			Changes		December 31, 2015
	OCI(*2)		Tax effect	OCI(*2)	Tax effect	OCI(*2)	Tax effect
Valuation gain (loss) on available-for-sale financial assets	￦	1,436,480	(343,858)	(346,024)	80,114	1,090,456	(263,744)
Foreign currency translation adjustments for foreign operations		(135,080)	(23,027)	(5,185)	(445)	(140,265)	(23,472)
Gain (loss) on cash flow hedge		(19,966)	4,832	3,868	(936)	(16,098)	3,896
Equity in other comprehensive income of associates		6,610	335	14,136	(2,512)	20,746	(2,177)
The accumulated other comprehensive income in separate account(*1)		7,524	(1,821)	4,079	(987)	11,603	(2,808)
Remeasurements of the defined benefit liability		(387,947)	93,812	(104,244)	25,013	(492,191)	118,825

Income tax charged or credited directly to equity	￦	907,621	(269,727)	(433,370)	100,247	474,251	(169,480)

(*1)	Deferred tax effects, which are originated from the accumulated other comprehensive income in separate account, were included in the other assets of separate account’s financial statement.
(*2)	OCI: other comprehensive income

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

(In millions of won)

42.	Income tax expense (continued)

(e)	The amount of deductible temporary differences, unused tax losses, and unused tax credits that are not recognized as deferred tax assets as of December 31, 2016 and 2015 are as follows:

	2016		2015
Tax loss carry forward(*)	￦	99,449	99,449

(*)	At the end of reporting date, the expected extinctive date of tax loss carry forward and tax credits carry forward that are not recognized as deferred tax assets are as follows:

	1 year or less		1-2 years	2-3 years	More than 3 years
Tax loss carry forward	￦	—	—	99,449	—

(f)	The amount of temporary difference regarding investment in subsidiaries that are not recognized as deferred tax liabilities as of December 31, 2016 and 2015 are as follows:

	2016		2015
Investment in subsidiaries	￦	(283,161)	(149,604)

(g)	The Group set off a deferred tax asset against a deferred tax liability of the same taxable entity if, and only if, they relate to income taxes levied by the same taxation authority and the entity has a legally enforceable right to set off current tax assets against current tax liabilities. Deferred tax assets and liabilities presented on a gross basis prior to any offsetting as of December 31, 2016 and 2015 are as follows:

	2016		2015
Deferred tax assets	￦	701,482	261,255
Deferred tax liabilities		(71,059)	(108,505)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

(In millions of won, except per share data)

43.	Earnings per share

Basic and diluted earnings per share for the years ended December 31, 2016 and 2015 are as follows:

	2016		2015
Profit attributable to equity holders of Shinhan Financial Group	￦	2,774,778	2,367,171
Less:
Dividends on preferred stock(*)		18,836	61,938
Hybrid bond		36,091	34,488

		54,927	96,426

Net profit available for common stock		2,719,851	2,270,745
Weighted average number of common shares outstanding		474,199,587	474,199,587

Basic and diluted earnings per share in won	￦	5,736	4,789

(*)	The amount of 2016 is the additionally paid amount based on the contractual dividend rate for the period from the beginning of the period to the day before the redemption date according to the redemption conditions of the redeemable preferred stocks.

44. Commitments and contingencies

(a) Guarantees, acceptances and credit commitments as of December 31, 2016 and 2015 are as follows:

	2016		2015
Guarantees:
Guarantee outstanding	￦	9,324,734	10,110,330
Contingent guarantees		2,997,553	3,036,301

		12,322,287	13,146,631

Commitments to extend credit:
Loan commitments in won		54,077,528	53,677,696
Loan commitments in foreign currency		20,464,242	21,765,110
ABS and ABCP commitments(*)		2,060,089	2,668,370
Others		1,362,433	1,314,743

		77,964,292	79,425,919

Endorsed bills:
Secured endorsed bills		32,187	29,549
Unsecured endorsed bills		8,822,654	7,542,862

		8,854,841	7,572,411

Loans sold under repurchase agreement		2,099	2,099

	￦	99,143,519	100,147,060

(*)	The Group consolidates a structured entity when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to most significantly affect those returns through its power over the structured entity based on the terms in the agreement relating to the establishment of the structured entity. The structured entities are established to buy assets from originators and issue asset-backed securities in order to facilitate the originators’ funding activities and enhance their financial soundness. The Group is involved in the securitization vehicles by purchasing or committing to purchase the asset-backed securities issued and/or providing other forms of credit enhancement. As the non-controlling interests in the structured entities are presented as liabilities in the consolidated statement of financial position of the Group, the Group does not recognize non-controlling interests for the consolidated structured entities. The Group provides ABCP purchase agreement amounting to ￦1,138,282 million to the structured entities described above.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Financial Position

As of December 31, 2016 and 2015

44.	Commitments and contingencies (continued)

(b)	Legal contingencies

The Group’s pending lawsuits as a defendant for the years ended December 31, 2016 are as follows:

Case	Number of claim	Descriptions	Claim amount
Billing of Goods	1	The plaintiff filed claims against the Group for payment of goods that were based on a forged guarantee of payment. The first appeal was ruled against the Group, and therefore, the Group has paid the claim amount. The second court decided partially in favor of the Group and therefore retrieved the amount in partial. The case is pending in the second appeal.	43,761
Demands on stock return	1	The Medison stock sales contract made between the plaintiff and PEF has been discharged or cancelled. The plaintiff is demanding the return of Medison stocks based on the invalidity of the stock sales contract and the invalidity of option contracts and revised option contracts stated within the stock sales contract.	31,000
Lehman Brothers Special Financing Inc(LBSF)	1	A plaintiff, Lehman Brothers has claimed that the CDO investment that had been returned to the Group after bankruptcy should be returned to the Lehman Brothers. Because it was contrary to US bankruptcy law. While in internal discussion for arbitral proceeding and settlement with Leman Brothers, defendants including the Group have won the first trial and have currently denied to pay claim amount. Further action will be considered depending on the effects of the arbitration and the possibility of winning the second trial.	12,085
VAN Fee Fixing	2	Agency of VAN filed claims against VAN and the credit card company. The agency filed a lawsuit against VAN and the Group claiming for losses due to fee fixing. 2 cases were all for the same claim, and therefore, there were partial losses for VAN and the Group. All cases are currently pending in their second appeal.	4,312
Payment Guarantee	1	The plaintiff filed claims against the Group for guarantee deposit of receivable-backed ABL of KT ENS. The case are currently pending in its second appeal.	12,866
Others	183	Compensation for a loss claim, etc.	184,760

	189		288,784

As of December 31, 2016, the Group recorded ￦34,473 million as provisions and ￦1,685 million as liabilities under insurance contracts with respect to these lawsuits. In respect of a claim for Lehman Brothers Special Financing Inc (LBSF) above the Group recognised a provision of ￦5,438 million and in respect of others the Group recognised a provision of ￦29,035. Additional losses might be incurred from these legal actions, but the result of such the lawsuits cannot be predicted. The management believes that the result of the lawsuits would not have significant impact on the financial position.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Financial Position

December 31, 2016 and 2015

(In millions of won)

45.	Statement of cash flows

(a)	Cash and cash equivalents in the consolidated statements of cash flows as of December 31, 2016 and 2015 are as follows:

	2016		2015
Cash and due from banks	￦	19,165,875	22,037,236
Due from financial institutions with a maturity over three months from date of acquisition		(4,458,286)	(4,590,643)
Restricted due from banks		(9,106,053)	(12,839,342)

	￦	5,632,536	4,607,251

(b)	Significant non-cash activities for the years ended December 31, 2016 and 2015 are as follows:

	2016		2015
Debt-equity swap	￦	32,229	34,218
Transfers from construction-in-progress to property and equipment		15,405	3,255
Transfers between property and equipment and investment property		10,898	3,122
Transfers from assets held for sale to property and equipment		411	—
Transfers from investment property to assets held for sale		2,200	—

(c)	For the year ended December 31, 2016, the cash out flows related to the investments in PT. Shinhan Sekuritas Indonesia amounted to ￦4,280 million. For the year ended December 31, 2015, the cash out flows related to the investments in Nam An Securities Co., Ltd., PT Bank Metro Express, PT Centratama Nasional Bank and PT. Shinhan Indo Finance amounted to ￦163,172 million.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

(In millions of won)

46.	Related parties

Intra-group balances, and income and expenses arising from intra-group transactions are eliminated in preparing the consolidated financial statements.

(a)	Significant balances with the related parties as of December 31, 2016 and 2015 are as follows:

Related party	Account	2016		2015
Investments in associates:
Aju Capital Co., Ltd.	Trading assets	￦	49,990	99,953
”	Loans		210,000	160,000
”	Credit card loans		1,922	2,165
”	Allowances		(627)	(479)
”	Deposits		692	1,061
”	Provisions		73	55
UAMCO., Ltd.	Loans		—	23,100
”	Credit card loans		—	42
”	Allowances		—	(32)
”	Deposits		—	410
”	Provisions		—	46
Pohang TechnoPark2PFV	Deposits		14,658	14,662
BNP Paribas Cardif Life Insurance	Other assets		197	118
”	Credit card loans		127	108
”	Allowances		(1)	(1)
”	Accrued expenses		59	153
”	Deposits		353	644
”	Provisions		1	1
BNP Paribas Cardif General Insurance	Credit card loans		44	28
”	Allowances		(1)	(1)
”	Deposits		13	12
Korea Investment Gong-pyeong Office Real Estate Investment Trust 2nd	Other liabilities		—	55
Kukdong Engineering & Construction CO., LTD	Credit card loans		—	11
”	Allowances		—	(1)
”	Deposits		—	5,388
”	Provisions		—	15
Dream High Fund III	Deposits		1	4
SH Rental Service	Deposits		—	219
SM New Technology Business Investment Fund I	Accounts receivable		—	55
Midas Dong-A Snowball Venture Fund	Deposits		427	303
IBKS-Shinhan Creative Economy New Technology Fund	Accounts receivable		12	—
”	Deposits		1,751	1,463
SP New Technology Business investment Fund I	Accounts receivable		—	19
”	Deposits		—	283
EQP Global Energy Infrastructure Private Equity Fund	Deposits		1	3
Shinhan Praxis K-Growth Global Private Equity Fund	Other assets		175	174
JAEYOUNG SOLUTEC CO., LTD.	Loans		14,356	15,276
”	Credit card loans		42	40
”	Allowances		(70)	(160)
”	Deposits		7,638	15,261
”	Provisions		7	15

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

(In millions of won)

46.	Related parties (continued)

Related party	Account	2016		2015
Partners 4th Growth Investment Fund	Deposits	￦	2,160	2,704
SHBNPP Private Korea Equity Long-Short Professional Feeder	Other assets		175	163
Credian Healthcare Private Equity Fund II	Deposits		7	—
Midas Dong-A Snowball Venture Fund 2	Deposits		242	—
IBKS-Shinhan Creative Economy New Technology Fund II	Accounts receivable		8	—
”	Deposits		179	—
PSA 1st Fintech Private Equity Fund	Deposits		525	—
SHBNPP Private Multi Strategy Professional Feeder No.1	Other assets		43	—
Eum Private Equity Fund No.3	Deposits		80	—
Branbuil CO., LTD.	Loans		15	—
”	Credit card loans		3	—
”	Allowances		(1)	—
”	Deposits		28	—
Semantic	Credit card loans		1	—
”	Allowances		(1)	—
Albatross Growth Fund	Accounts receivable		326	—
Key management personnel and their immediate relatives:	Loans		1,877	3,415

	Assets	￦	278,612	303,993
	Liabilities		28,895	42,757

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

(In millions of won)

(b)	Significant transactions with the related parties for the years ended December 31, 2016 and 2015 are as follows:

Related party	Account	2016		2015
Investments in associates
Aju Capital co., Ltd	Interest income	￦	7,332	6,440
”	Fees and commission income		257	291
”	Other operating income		—	23
”	Reversal of credit losses		—	146
”	Interest expense		(2)	(1)
”	Fees and commission expense		(302)	(694)
”	Other operating expenses		(18)	—
”	Provision for credit losses		(149)	—
UAMCO., Ltd	Interest income		—	4
”	Fees and commission income		—	9
”	Other operating income		—	4
”	Provision for credit losses		—	(32)
Pohang TechnoPark2PFV	Interest expense		(15)	(15)
BNP Paribas Cardif Life Insurance	Fees and commission income		1,712	1,994
”	Provision for credit losses		(1)	(1)
”	Non-operating expense		—	(847)
”	General and administrative expenses		(9)	(7)
Kukdong Engineering & Construction CO., LTD	Interest income		—	26
”	Fees and commission income		—	16
”	Reversal of credit losses		—	1
”	Interest expense		—	(35)
”	Fees and commission expense		—	(3)
”	Other operating expenses		—	(15)
BNP Paribas Cardif General Insurance	Fees and commission income		4	10
”	Provision for credit losses		(1)	(1)
Shinhan K2 Secondary Fund	Fees and commission income		170	116
Dream High Fund III	Interest expense		—	(5)
Midas Dong-A Snowball Venture Fund	Fees and commission income		28	30
”	Interest expense		(4)	(3)
SHC-EN Fund	Fees and commission income		15	54
SP New Technology Business investment Fund I	Fees and commission income		30	79
IBKS-Shinhan Creative Economy New Technology Fund	Fees and commission income		37	39
”	Interest expense		(1)	(2)
SH Rental Service	Interest expense		—	(1)
SM New Technology Business Investment Fund I	Fees and commission income		—	96
JAEYOUNG SOLUTEC CO., LTD.	Interest income		671	616
”	Fees and commission income		1	1
”	Other operating income		7	—
”	Reversal of credit losses		89	—
”	Interest expense		(21)	(47)
”	Provision for credit losses		—	(160)
”	Other operating expense		—	(15)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Financial Position

December 31, 2016 and 2015

(In millions of won)

46.	Related parties (continued)

Related party	Account	2016		2015
Korea Investment Gong-pyeong Office Real Estate Investment Trust 2nd	Fees and commission income		55	21
APC Fund	Fees and commission income		175	—
Shinhan Praxis K-Growth Global Private Equity Fund	Fees and commission income		691	391
Partners 4th Growth Investment Fund	Interest expense		(2)	(6)
Albatross Growth Fund	Interest expense		(6)	—
PSA 1st Fintech Private Equity Fund	Interest expense		(5)	—
IBKS-Shinhan Creative Economy New Technology Fund II	Fees and commission income		22	—
Midas Dong-A Snowball Venture Fund 2	Interest expense		(1)	—
SHBNPP Private Korea Equity Long-Short Professional Feeder	Fees and commission income		785	506
SHBNPP Private Multi Strategy Professional Feeder No.1	Fees and commission income		160	—
Semantic	Interest income		15	—
”	Provision for credit losses		(1)	—
Branbuil CO., LTD.	Fees and commission income		1	—
”	Provision for credit losses		(1)	—
Treenkid	Interest income		3	—
Key management personnel and their immediate relatives
Interest income			68	119

		￦	11,789	9,142

The above outstanding balances and transactions have arose in the ordinary course of business and on substantially the same terms, including interest rates and security, as for comparable transactions with third-party counterparties.

(c)	Key management personnel compensation

Key management personnel compensation for the years ended December 31, 2016 and 2015 are as follows:

	2016		2015
Short-term employee benefits	￦	16,428	18,462
Severance benefits		418	393
Share-based payment transactions		9,162	6,318

	￦	26,008	25,173

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Financial Position

December 31, 2016 and 2015

(In millions of won)

46.	Related parties (continued)

(d)	The guarantees provided between the related parties as of December 31, 2016 and 2015 were as follows:

Guarantor		Amount of guarantees
	Guaranteed Parties	2016		2015	Account
Shinhan Bank	Aju Capital Co., Ltd.	￦	50,000	50,000	Unused credit line
	BNP Paribas Cardif Life Insurance		10,000	10,000	Unused credit line
	UAMCO., Ltd.		—	89,100	Unused credit line
	”		—	89,950	Security underwriting commitment
	Kukdong Engineering & Construction Co., LTD.		—	1,574	Performance guarantees
	Neoplux Technology Valuation Investment Fund		12,000	18,000	Security underwriting commitment
	JAEYOUNG SOLUTEC CO., LTD.		600	600	Unused credit
	”		483	469	Import letter of credit

		￦	73,083	259,693

(e)	Details of collaterals provided by the related parties as of December 31, 2016 and 2015 were as follows:

Provided to	Provided by	Pledged assets	2016		2015
Shinhan Bank	Aju Capital Co., Ltd.	Beneficiary certificate	￦	160,000	160,000
	BNP Paribas Cardif Life Insurance	Government bonds		13,699	13,676
	Treenkid	Properties		200	—
	JAEYOUNG SOLUTEC CO., LTD.	Properties		20,814	20,814
	”	Guarantee insurance policy		7,037	7,214

			￦	201,750	201,704

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Financial Position

December 31, 2016 and 2015

(In millions of won)

47.	Information of trust business

(a)	Significant balances with trust business as of December 31, 2016 and 2015 are as follows:

	2016		2015
Borrowings from trust account	￦	3,447,078	2,972,023
Accrued fees on trust accounts		30,485	21,515
Accrued interest expense		782	998

(b)	Transactions with trust business for the years ended December 31, 2016 and 2015 are as follows:

	2016		2015
Trust management fees	￦	98,712	71,753
Fees on early withdrawal		87	1
Interest on borrowings from trust account		35,894	44,986

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

(In millions of won)

48.	Interests in unconsolidated structured entities

(a)	The nature and extent of interests in unconsolidated structured entities

The Group is involved in assets-backed securitization, structured financing, beneficiary certificates and other structured entities and characteristics of these structured entities are as follows:

Description
Assets-backed securitization

Securitization vehicles are established to buy assets from originators and issue asset-backed securities in order to facilitate the originators’ funding activities and enhance their financial soundness. The Group is involved in the securitization vehicles by purchasing (or committing to purchase) the asset-backed securities issued and/or providing other forms of credit enhancement.

The Group does not consolidate a securitization vehicle if (i) the Group is unable to make or approve decisions as to the modification of the terms and conditions of the securities issued by such vehicle or disposal of such vehicles’ assets, (ii) (even if the Group is so able) if the Group does not have the exclusive or primary power to do so, or (iii) if the Group does not have exposure, or right, to a significant amount of variable returns from such entity due to the purchase (or commitment to purchase) of asset-backed securities so issued or subordinated obligations or by providing other forms of credit support.

Structured financing	Structured entities for project financing are established to raise funds and invest in a specific project such as M&A (mergers and acquisitions), BTL (build-transfer-lease), shipping finance, etc. The Group is involved in the structured entities by originating loans, investing in equity, or providing credit enhancement.

Investment fund	Investment fund means an investment trust, a PEF (private equity fund) or a partnership which invests in a group of assets such as stocks or bonds by issuing a type of beneficiary certificates to raise funds from the general public, and distributes its income and capital gains to their investors. The Group manages assets by investing in shares of investment fund or playing a role of an operator or a GP (general partner) of investment fund, on behalf of other investors.

The size of unconsolidated structured entities as of December 31, 2016 and 2015 are as follows:

	2016		2015
Total assets:
Asset-backed securitization	￦	108,649,039	83,587,652
Structured financing		66,759,795	55,864,638
Investment fund		33,891,120	34,418,872

	￦	209,299,954	173,871,162

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

(In millions of won)

48.	Interests in unconsolidated structured entities (continued)

(b)	Nature of risks

i)	The carrying amounts of the assets and liabilities relating to its interests in unconsolidated structured entities as of December 31, 2016 and 2015 are as follows:

	2016
	Assets-backed securitization		Structured financing	Investment fund	Total
Assets:
Loans	￦	380,961	5,791,745	106,234	6,278,940
Trading assets		2,082,684	30,266	31,791	2,144,741
Derivative assets		19,144	—	—	19,144
Available-for-sale financial assets		2,648,304	559,990	2,711,666	5,919,960
Held-to-maturity financial assets		2,612,564	—	—	2,612,564
Other assets		13,253	21,705	170	35,128

		7,756,910	6,403,706	2,849,861	17,010,477

Liabilities:
Derivative liabilities		137	—	—	137
Borrowings		—	1,318	—	1,318
Other		1,006	264	—	1,270

	￦	1,143	1,582	—	2,725

	2015
	Assets-backed securitization		Structured financing	Investment fund	Total
Assets:
Loans	￦	302,074	5,683,497	38,013	6,023,584
Trading assets		1,793,038	44,733	—	1,837,771
Derivative assets		16,722	—	—	16,722
Available-for-sale financial assets		2,541,137	442,646	2,356,212	5,339,995
Held-to-maturity financial assets		2,496,659	—	—	2,496,659
Other assets		560	2,984	207	3,751

		7,150,190	6,173,860	2,394,432	15,718,482

Liabilities:
Derivative liabilities		8	—	—	8
Other		134	214	322	670

	￦	142	214	322	670

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

(In millions of won)

48.	Interests in unconsolidated structured entities (continued)

ii)	Exposure to risk relating to its interests in unconsolidated structured entities as of December 31, 2016 and 2015 are as follows:

	2016
	Assets-backed securitization		Structured financing	Investment fund	Total
Assets held	￦	7,756,910	6,403,706	2,849,861	17,010,477
ABS and ABCP commitments		1,108,282	30,000	—	1,138,282
Loan commitments		977,383	328,236	47,246	1,352,865
Guarantees		83,000	28,060	—	111,060
Others		61,400	—	—	61,400

	￦	9,986,975	6,790,002	2,897,107	19,674,084

	2015
	Assets-backed securitization		Structured financing	Investment fund	Total
Assets held	￦	7,150,190	6,173,860	2,394,432	15,718,482
ABS and ABCP commitments		1,093,171	121,134	74,328	1,288,633
Loan commitments		1,589,389	475,091	13,500	2,077,980
Guarantees		65,000	43,240	—	108,240

	￦	9,897,750	6,813,325	2,482,260	19,193,335

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Financial Position

December 31, 2016 and 2015

(In millions of won)

49.	Acquisition of subsidiary in 2016

(a)	General information

On July 21, 2016, the Group obtained control of PT. Makinta Securities by acquiring 99% of the shares and changed the company’s name to PT. Shinhan Sekuritas Indonesia. The purpose of the business combination is to diversify the business by accelerating the entry into the Indonesian capital market and Asian emerging markets through the acquisition of control of the company.

(b)	The fair value of assets and liabilities

The fair value of assets acquired and liabilities assumed by acquisition of PT. Shinhan Sekuritas Indonesia as of acquisition dates were as follows:

	Amount
Asset:
Cash and due from banks	￦	18,815
Property and equipment		19
Intangible assets		7
Receivable		330
Deferred tax assets		96
Other assets		78

		19,345
Liabilities:
Accounts payable		329
Liabilities for defined benefit obligations		250
Other liabilities		19

		598

The fair value of the identifiable assets acquired and liabilities assumed	￦	18,747

(c)	Goodwill

Goodwill arising from the acquisitions has been recognized as follows:

	Amount
Consideration transferred (cash)	￦	22,987
Fair value of identifiable net assets		(18,747)
Non-controlling interest		187

Goodwill	￦	4,427

(d)	Acquisition-related costs

The Group incurred acquisition-related costs of ￦1,320 million on legal fees and due diligence costs. These costs were included in the administrative expenses.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

(In millions of won)

50.	Measurement period adjustments for business combination

On December 18, 2015, the Group acquired 75% of voting shares of PT Centratama Nasional Bank (“CNB”), a local bank located in Indonesia, and obtained the control of CNB. The Group has reported provisional amounts in its prior financial statements in connection with the estimated fair value of assets acquired and liabilities assumed. In 2016, the Group retrospectively adjusted the provisional amounts recognized at the acquisition date in accordance with the paragraph 45 of K-IFRS No. 1103, upon completion of measurement for the business combination.

(a)	Details of the adjustments of the fair value of assets acquired and liabilities assumed are as follows:

	Before adjustments		Adjustments	After adjustments
Asset:
Cash and due from banks	￦	23,577	—	23,577
Loans and receivables		51,443	—	51,443
Property and equipment(*1)		3,815	16,938	20,753
Intangible assets(*2)		48	1,306	1,354
Other assets		734	—	734

		79,617	18,244	97,861
Liabilities:
Deposits		66,179	—	66,179
Borrowings		837	—	837
Deferred tax liabilities(*3)		—	4,961	4,961
Other liabilities		520	—	520

		67,536	4,961	72,497

Fair value of the identifiable assets acquired and liabilities assumed	￦	12,081	13,283	25,364

(*1)	The increase is due to the fair value measurement of the carrying value of land and building at the acquisition date.
(*2)	Identifiable intangible assets represent the estimated present value of costs saved due to the deposits with lower interest rates compared with normal borrowings.
(*3)	Amount arising from temporary differences due to the difference between the fair value of identifiable assets acquired and its tax value.

(b)	Details of adjustment for goodwill arising from the acquisition are as follows:

	Before adjustments		Adjustments	After adjustments
Consideration transferred (cash)	￦	30,782	—	30,782
Net fair value of assets and liabilities		(12,081)	(13,283)	(25,364)
Non-controlling interests(*)		3,020	3,420	6,440

Goodwill	￦	21,721	(9,863)	11,858

(*)	Non-controlling interests were measured in proportion to the recognized amount of the fair value of identifiable net assets.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2016 and 2015

(In millions of won)

51.	Business combination under common control

On December 6, 2016, PT Bank Shinhan Indonesia merged PT Centratama Nasional Bank. The merger is accounted as a business combination under common control pursuant to K-IFRS No. 1103, “Business Combinations”.

For the merger, the shares of PT Centratama Nasional Bank were exchanged with the shares of Shinhan Bank of Indonesia. The exchange ratio between the shares is one share of PT Bank Shinhan Indonesia for 2,357.93 shares of PT Centratama Nasional Bank. The purpose of the merger is for business synergy, cost reduction, and strengthening sales capacity in Indonesia.

(a)	Details of the fair value of assets acquired and liabilities assumed are as follows:

	Amount
Asset:
Cash and due from banks	￦	15,066
Loans and receivables		66,339
Property and equipment		5,170
Other assets		8,995

		95,570

Liabilities:
Deposits		74,373
Other liabilities		8,885

		83,258

Fair value of the identifiable assets acquired and liabilities assumed	￦	12,312

(b)	The change in the interest of the Group due to the merger is summarised as follows:

i) Before merger

	PT Bank Shinhan Indonesia		PT Centratama Nasional Bank
	Number of shares	Ratio	Number of shares	Ratio
The Group	217,850	97.76%	100,500,000	100%
Others	5,000	2.24%	—	0%

	222,850	100%	100,500,000	100%

ii) After merger

	PT Bank Shinhan Indonesia
	Number of shares	Ratio
The Group(*)	260,472	98.12%
Others	5,000	1.88%

	265,472	100%

(*)	As a result of unequal capital increase for the merger, the equity interest in PT Bank Shinhan Indonesia is 98.98%.